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REGISTRANT'S NAME UTair Aviation

*CURRENT ADDRESS

PROCESSED

JAN 16 2008 B

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04789 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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UTair Aviation

Joint-Stock Company

082-04789

RECEIVED

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CORPORATE FINANCE

Press Release

No. 37
June 28, 2007

12-31-06
AR/S

UTair's shareholders approve annual report

UTair (UTair Aviation, JSC) held its annual general meeting of shareholders in Khanty-Mansiysk on June 28.

At the general meeting, UTair's shareholders approved the airline's annual report, financial statement and profit and loss accounts for 2006, allocated the profit for 2006, as well as approved the payment of RUR0.138 (approx. USD0.005) as dividend per common share for 2006.

Based on the airline's annual report, in the year ended December 31, 2006 UTair increased passenger flow by 23.1 percent compared with the previous year.

In 2006, UTair carried 2,417,060 people, up 28.1 percent from 2005.

UTair's airliners and helicopters logged 168,789 of flight hours in the reporting period, which is 13.4 percent more than a year earlier.

The airline's 2006 financial statement indicated a net profit of RUR263.9m (approx. USD10.22m), which is 106.2 percent more than in 2005.

The general meeting elected new members of UTair's Supervisory Board and Auditing Committee.

The Supervisory Board now comprises the following members: Andrei Kuvashev, Svetlana Kukotina, Lyudmila Loginovskaya, Andrei Martirosov, Vyacheslav Novitsky, Alexander Popyzenko, and Sergei Savin. Vyacheslav Novitsky, First Deputy Chairman of the government of the Khanty-Mansiysk Autonomous District-Yugra, was re-elected Chairman of the Supervisory Board, a post he has held since 2002. Andrei Martirosov was elected to serve his sixth two-year term as General Director.

Furthermore, the general meeting approved UTair's auditors for 2007, Rosexpertiza LLC to audit the airline's financial and economic activities under Russian rules and regulations, and Ernst & Young to hold audits under international financial reporting standards.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

UTair is set to maintain focus on passenger transport services and helicopter operations in Russia and abroad. For passenger operations, the airline proposes to use 90 jets (22 Tu-154, 17 An-24, ten Yak-40, 34 Tu-134 and seven ATR-42-300/320 liners).

UTair's reckons to carry over three million passengers this year.

In 2007, 65 helicopters of the airline's fleet (32 Mi-8MTV, seven Mi-26 and 26 Mi-8T aircraft) will be involved in operations for UN peacekeeping and humanitarian missions as well as under various international contracts

The airline projects the flight time of its helicopter operations in Russia to reach some 50,000 hours. To achieve the target, 56 Mi-8T, one Mi-8S, seven Mi-8MTV1 and seven Mi-26 helicopters will be engaged

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

UTair

A V I A T I O N


ANNUAL RE
2006

Contents

Main Terms and Definitions

JSC UTair Aviation, UTair Aviation, Air Company – Open Joint Stock Company UTair Aviation

UTair Group, Group, Company, UTair – Open Joint Stock Company UTair Aviation and its consolidated affiliates and subsidiaries.

Passengers carried (passenger turnover) – factor calculated by multiplying the actual number of commercial passengers transported on every stage of the flight by the range of the flight stage.

Commercial load – percentage ratio of completed ton-km to ton-km limit.

Completed flight hours – actual flight hours on the aircraft.

Pkm (passenger-kilometer) – transportation of 1 passenger for a distance of 1 km.

Passenger turnover limit – factor calculated by multiplying the number of passenger seats at every stage of the flight by the range of this flight stage.

Ton-kilometer limit – factor calculated by multiplying the volume of available commercial capacity (passengers, freight and mail) at every stage of the flight by the flight range of this stage.

Market Capitalization – total market cost of UTair Aviation shares.

Tkm (ton-kilometer) – carrying 1 ton of commercial load (passengers at 90 kg per 1 passenger, freight, mail) for a distance of 1 km.

TCC – Transportation Clearing Chamber.

FATA – Federal Air Transportation Agency.

MICEX – Moscow Interbank Currency Exchange.

RTS – Russian Trading System.

Some remarks

*Consolidated statements of the UTair Group are drawn up in RUR and USD. When converting the ruble-statements to the USD-ones at the corresponding rate it is possible to change the percentage ratio of amounts for years 2006 and 2005.

*Due to change in accounting methods, 2005 numbers were adjusted for comparability with 2006 data.


UTair
AVIATION
Wee were the pioneers
of aviation in
the Western Siberia.
It was started
from nothing...
But in 80-ies of the
20th century we tested
MI-26 and IL-76

Address to Shareholders







Dear Shareholders!

During the reporting year UTair Group has been consistently implementing strategic goals in business development, upgrading its fleet of aircraft and expanding into new markets in Russia and abroad.

Our revenue growth of more than 45.8 % compared to last year, to 624.3 mln USD, was reached due to good results in the main areas of our business: passenger transportation and helicopter operations.

In 2006, we demonstrated impressive growth in the volume of passenger operations, exceeding average growth figures in the industry by several times. The number of passengers carried by the UTair fleet grew 28.5% compared to the previous year and amounted to 2.452 mln people.

The growth of these figures was secured by implementing the development strategy set for national operations: expanding the geography of flights, building up the production program, introducing new routes and increasing the number of flights between major cities (Nizhni Novgorod, Samara, Ekaterinburg etc).

UTair is one of the largest regional carriers in Russia. We carried more than 500.000 passengers to regional destinations in 2006. While implementing the development strategy for the regional network, we are actively expanding in the European part of Russia. We also launched flights to neighboring countries in 2006.

During the year we also continued to upgrade the aircraft fleet, adding 21 aircraft. The company launched two ATR-42 short-range turboprop aircraft and signed leasing agreements for the purchase of five more aircraft of this type. This model is the basis for further development of UTair's regional passenger operations.

Along with our continued cooperation with the UN in the form of providing services to peace-keeping missions, we are consistently expanding the scale of helicopter operations under commercial contracts. During the reporting year we completed the task of entering the North American helicopter operations market. An MI-26 helicopter under UTair's flag is used in different operations by oil and gas companies in Canada.

In 2006, the group of companies strengthened its international network by uniting affiliated operator companies in a number of countries. In November, UTair Europe, registered in Slovakia, received a certificate for flights in Europe.

While strengthening UTair's leading position in international and national markets of helicopter operations, we focused on upgrading and improving the helicopter fleet. We started working with a new type of light helicopter, the Eurocopter AS-355 N; purchased two MI-171 helicopters, three MI-8MTB-1 helicopters, four MI-26T helicopters; and planned further expansion of the helicopter fleet.

In 2006, UTair decided to join the International Air Transport Association (IATA), and this made passing the international operational safety audit (IOSA) one of our highest-priority tasks for 2007.

High quality of our corporate management continues to be an additional factor in the successful development and investment attractiveness of UTair. This was once again confirmed by the high B++ grade received in the National Corporate Management Rating RID-Expert RA.

Our success in implementing strategic tasks allowed the company to ensure a significant growth in net profit, dividend payments and the capitalization of the head company of the group – UTair Aviation. UTair Aviation decided to allocate 30.18% of its net profit in the amount 3.085 mln USD to disbursement of dividends on 2006 results. In its turn, UTair Aviation's capitalization has reached 250.4 million USD, growing by more than 3 times compared with last year.

On behalf of the Executive Board of UTair Aviation, I would like to express my deepest appreciation to the entire staff, as well as to our passengers, investors and shareholders. Their trust helps us comply with the market requirements and maintain high standards in flight safety and service.



Andrey Z. Martirosov
Chief Executive Officer
Chairman of the Executive Board, UTair Aviation


In 2005 the list of the UTair unique
helicopter operations extended:
we saved rhinoceroses
suffering distress in Africa.
UTair
AVIATION





Key Performance Indicators

Performance indicators	Units	2006/2005	2006	2005	2004
Passenger Operations:					
Passengers carried	Thousand pax.	+ 28.5%	2 452 000	1 908 147	1 615 015
Freight and mail carried	T	+ 25.4%	11 505	9 173	8 062
Passenger traffic	pkm	+ 23.6%	3 722 954	3 011 364	2 714 890
Ton-kilometers	Thousand tkm	+ 23.3%	353 333	286 679	259 036
Load factor	%	+ 2.2 pp	71.5	69.3	71.7
Cargo load factor	%	+ 1.1 pp	58.7	57.6	59.6
Number of aircraft in fleet at year end	Aircraft	+21	151	130	121
Helicopter operations:					
Flight hours	Hours	+ 11.6%	65 399	58 586	51 118
Number of helicopters the fleet at year end	Aircraft	+ 9	179	170	169
Airport Operations:					
Processed passengers	Thousand pax	- 4.7%	154.24	161.79	190.98
Processed freight	T	+ 16.6%	1 223	1 049	1 463
Flights	Flights	+ 5.8%	10 605	10 019	11 638

Financial Results	Units	2006/2005	2006	2005	2004
Revenue	mln USD	+ 45.8%	624	428	289
EBIT	mln USD	+ 30.9%	36	27.5	1.8
EBITDA	mln USD	+ 47.9%	71	48	18
Net profit	mln USD	+ 63.7%	23	14	7
Assets	mln USD	+ 64.2%	479	292	242
Equity ratio	%	11.6pp	30.4	18.8	19.0
Net operating cash flow	mln USD	+ 109.6%	50	24	-7
Capital investments	mln USD	+ 76.7%	96	54	27
EBIT profitability ratio	%	−0.06pp	5.8	6.4	0.6
EBITDA profitability ratio	%	+0.1pp	11.4	11.3	6.1
ROE	%	−5.0pp	22.9	27.9	1.3
ROACE	%	−2.6pp	12.0	14.6	0.6



UTair
Historical sensation:
a mammoth was found!
And only our company was able to deliver
it to the researches facility...
UTair
AVIATION



Main Results of 2006

Our people:

By a Decree of the Russian Federation President On Granting RF State Awards, Vladimir Demkin, Deputy Chief Executive Officer and Flight Director of UTair Aviation was granted an honorable title of Worthy Pilot of the Russian Federation.

In 2006, Franz Levitskiy, a pilot and instructor of UTair Aviation, was also honored title of Worthy Pilot of the Russian Federation for his achievement in mastering aircraft, highly professional qualities and many years of diligent work.

Five managers of UTair Aviation were listed in the rating "The Most Professional Managers in Russia," prepared by the Russian Management Association.

Our awards:

UTair Aviation won the National Aviation Award Wings of Russia-2005 in two categories: Regular Domestic Carrier of the Year (Group I) and Carrier of the Year – Serving Sectors of Russian Economy. UTair Aviation was also honored with a special prize established by Vneshtorgbank: The Most Impressive Airline of the Year.

The UTair Aviation Annual Report for 2005 was named the best among reports issued by companies in the transportation industry in the eighth Best Annual Report Competition organized by Expert RA Rating Agency in cooperation with the RTS Stock Exchange with the support of PricewaterhouseCoopers.

On-board magazine of UTair Aviation, Cozy Skies, magazine won the third Russian On-board Magazines Competition, New Wings.

New projects:

One of our affiliated companies, UTair-Technic, passed its certification audit to demonstrate compliance with the international standard ISO 9001:2000 quality management system in the category of Works to Maintain the Airworthiness of Client Aircraft.

Our ZapSib-Catering service branch passed its audit for compliance with the ISO 9001-2000 international standard in the category of Development, Production and Supply of In-flight Catering, Dishes and Pre-Cooked Foods, External Washing and Internal Cleaning of Aircraft and Furnishing and Supply of On-Board Equipment and Periodicals to Aircraft.

We opened a new, modern on-board catering facility with a capacity of 250 portions per hour at Roshino Airport in Tyumen.

The Company launched regular flights to Europe, opening the Tyumen-Munich flight.


UTair
AVIATION
2006:
the first scheduled UTair flight
"Tyumen - Munich" to the Western Europe
was started!




UTair
Today



Geography of Passenger Routes

- UTair has regular flights in **5 countries.**
- UTair has charter flights in **21 countries.**
- UTair has flights to **53 cities.**
- UTair carried **2.45 million passengers in 2006.**



Munich
Kaliningrad
Saint Petersburg
Petrozavodsk
Usinsk
Mys Kamennyi
Gyda
Antipayuta
Tazovskiy
Uhta
Lvov
Moscow
Syktyvkar
Berezovo
Noviy Urengoy
Igrim
Beloyarskiy
Kiev
Nizhni Novgorod
Nyagan
Noyabrsk
Kursk
Sovetskiy
Kogalym
Cheboksary
Khanty-Mansiysk
Kharkov
Belgorod
Kazan
Perm
Urai
Surgut
Nizhnevartovsk
Donetsk
Bugulma
Ekaterinburg
Simferopol
Rostov-on-Don
Ufa
Tyumen
Samara
Chelyabinsk
Magnitogorsk
Omsk
Krasnodar
Novosibirsk
Anapa
Sochi
Mineralnye Vody
Biysk
Makhachkala
Yerevan
Nakhichevan
Baku
Bishkek
Hudjand

UTair is one of the top five companies in the international helicopter operations market and is the largest helicopter operator in Russia. UTair also occupies one of the leading positions in the Russian air passenger market. The Company is developing its own airport operations and aircraft maintenance and repair businesses.

The UTair Group currently includes 20 affiliates and subsidiaries of UTair Aviation that cover our main and auxiliary lines of business.

Regular shares of UTair Aviation are traded in the Russian stock exchanges as well as in the foreign stock markets in the form of a 1st level ADR.

Great growth of the capitalization characterizes the UTair Aviation. In 2006 UTair's capitalization reached 250.4 mln USD, more than three times its level a year earlier. For six months of 2007 the level of capitalization increased up to 300 mln USD.



Geography of Helicopter Operations

- In 2006 UTair has helicopter operations in 13 countries


RUSSIA
CANADA
NEW YORK
SLOVAKIA
GERMANY
YUGOSLAVIA
SPAIN
TURKEY
GREECE
WESTERN SAHARA
SIERRA LEONE
LIBERIA
SUDAN
SOMALIA
INDIA
CAMBODIA
COLOMBIA
ECUADOR
MOZAMBIQUE
ANGOLA
MADAGASCAR
INDONESIA
PAPUA NEW GUINEA
SOUTH AFRICA
NEW ZEALAND

Strategic Tasks

Line of Business	Strategic Tasks
Passenger operations	Permanent increasing passenger market share. Becoming the leader in the regional operations market using short-range aircraft including the ATR-42 turboprop. Upgrading the aircraft fleet by purchasing new foreign-made short- and medium-range aircraft.
Helicopter operations in Russia	Expanding the geography of helicopter operations under contract in the territory of East Siberia, including the Krasnoyarsk Region, Irkutskaya Oblast and Yakutia, and in the north of the European part of Russia; and participating in oil and gas exploration projects in the Sakhalin and Yamal fields. Mastering new types and improving the efficiency of current helicopter works by expanding the use of light helicopters.
Helicopter operations abroad	Expanding the current market share in the commercial helicopter operations market in Africa, India and Canada; building up the scale of operations in Europe; and providing helicopter services to Russian and foreign companies developing off-shore oil and gas fields in Southeast Asia. Strengthening cooperation with the UN in the form of providing helicopter services to peace-keeping missions.
Airport operations	Improving operating efficiency of the airports included in the UTair Group.
Aircraft repair and maintenance	Expanding the range of repair and maintenance services for aircraft operated by UTair Group and by other air companies. Upgrading the current fleet and launching repair operations for new types of aircraft. Certification for compliance with international requirements (JAR, FAR), introduction of ISO 9001:2000 standards and technical regulations. Reducing costs while maintaining high-quality operations.
Catering	Expanding the scale of providing catering services to UTair Group companies as well as to other carriers. Strengthening the Company's position in the top five suppliers of in-flight catering in Russia.

Structure of UTair Group

Passenger Transportation

"UTair Aviation" JSC	
"UTair-Express" LLC	100%*
"UKair" LLC	50%
"Tjumenjspezavia" CJSC	100%

Helicopter Operations

"UTair Aviation" JSC	
UT Project Services Private Ltd (India)	100%*
UTair South Africa (Pty) Ltd (Republic of South Africa)	100%
UTair Europe s.r.o. (Slovakia)	20%

Aviation Services

Aircraft Repair and Maintenance

"Zavod Nr. 26" JSC	55,8%
"UTair-Technic" LLC	100%
"UTair-Express" LLC	100%

Airport Operations

Noyabrskiy Branch	Branch
Berezovskiy Branch	Branch
Mys-Kamenskiy Branch	Branch
Tazovskiy Branch	26%
"Airport Surgut" JSC	45,5%
"Kondaavia" CJSC	100%
"Tobolskavia" LLC	100%

Sales of Operations and Services, Representative Offices

"Zentr Realizazii Perevozok I Uslug" LLC	100%
"Zapadno-Sibirskoe Agentstvo Vozdushnyh Soobcheny" LLC	51%
"UTair-Ufa" LLC	100%
"UTair-Samara" LLC	100%
Ukrainian Handling Company (Ukraine)	100%

On-board Catering

ZapSib-Catering	Branch

Leasing and Financial Services

"UTair-Leasing" LLC	100%
"UTair-Finance" LLC	100%

Aviation Safety

"Zentr Aviazionnoj Bezopasnosti" LLC	100%

Aviation and Technical Procurement

"Tjumenjviatechsnab" LLC	100%

Staff Training

"Zentr Professionalnoj Podgotovki" NP	100%

* Hereinafter in the demonstrated structure we specified the share in the company charter capital owned by UTair Group.


UTair
AVIATION
Being a basic UTair airport in Moscow,
Vnukovo is the lorgest joining center
of the Company route net.
TY-134A



Main Lines of Operations: Results and Prospects,

PASSENGER OPERATIONS

UTair Aviation is the third largest airline in Russia in terms of domestic passenger volume and is one of the top five Russian air carriers in total domestic and international passenger volume.

2.452 Million passengers

UTair's total domestic and international passengers in 2006.

395.54 mln USD

UTair's income from passenger and freight operations in 2006.

63%

Share of income from passenger and freight operations in the consolidated revenues of UTair Group for 2006.

THE MISSION

of the passenger operations business line is to provide passengers with transportation services on various types of aircraft at reasonable prices and on convenient routes, while ensuring a high level of safety, comfort and service.

At this time UTair Group performs passenger and freight operations in domestic and international markets using a fleet of 151 aircraft of various types.

UTair Group strives to provide high levels of safety and service quality. We are improving our route network and schedule, increasing flight frequency and making our tariff policy more flexible. These improvements allow UTair to annually demonstrate high growth rates in the volumes of passenger operations, exceeding the average growth figures for the industry by several times.

The Air Company's share of the Russian domestic passenger market in 2006, %


S7 Airlines 15.4
Aeroflot 12.2
UTair Aviation 11.0
Rossiya 8.2
KrasAir 5.6

Source: TCC

The Air Company's share of the Russian domestic and international passenger market in 2006, %


Aeroflot 20.8
S7 Airlines 13.9
Rossiya 8.6
UTair Aviation 6.7
TRANSAERO Airlines 6.1

Source: TCC

Main Operating Results

Category	Units	2006/2005	2006	2005	2004
Passengers	Pax	**28.5%**	**2 452 000**	**1 908 147**	**1 615 015**
Domestic flights	Pax	28.9%	2 212 142	1 716 578	1 436 255
International flights	Pax	25.2%	239 858	191 569	178 760
Revenue seat kilometers	Pkm	**23.6%**	**3 722 954**	**3 011 364**	**2 714 890**
Domestic flights	Pkm	23.9%	3 207 688	2 589 584	2 282 787
International flights	Pkm	22.2%	515 267	421 780	432 103
Available seat kilometers	Pkm	**19.8%**	**5 203 740**	**4 344 883**	**3 786 546**
Domestic flights	Pkm	18.9%	4 483 754	3 771 909	3 235 168
International flights	Pkm	25.7%	719 986	572 974	551 378
Load factor	%	**2.2 pp**	**71.5**	**69.3**	**71,7**
Domestic flights	%	2.9 pp	71.5	68.7	70.6
International flights	%	-2.0 pp	71.6	73.6	78.4
Block hours	Hours	**18.3 %**	**112 107**	**94 739**	**81 234**
Domestic flights	Hours	15.8%	101 708	87 793	75 235
International flights	Hours	49.7%	10 399	6 946	5 999
Freight and mail carried	T	**25.4 %**	**11 505**	**9 173**	**8 062**
Domestic flights	T	24.9%	11 291	9 038	7 968
International flights	T	58.3%	214	135	94
Revenue ton/km	Thousand tkm	**23.3 %**	**353 333**	**286 679**	**259 036**
Domestic flights	Thousand tkm	23.5%	306 550	248 312	219 883
International flights	Thousand tkm	21.9%	46 784	38 367	39 153
Available ton kilometers	Thousand tkm	**21.0 %**	**601 783**	**497 510**	**434 584**
Domestic flights	Thousand tkm	20.1%	521 430	433 997	373 724
International flights	Thousand tkm	26.5%	80 353	63 513	60 860
Commercial load	%	**1.1 pp**	**58.7**	**57.6**	**59.6**
Domestic flights	%	1.6 pp	58.8	57.2	58.8
International flights	%	−2.2 pp	58.2	60.4	64.3

In 2006 90.22% of UTair's passengers were carried on domestic flights and 9.78% were carried on international flights. Passenger traffic grew 23.6%, to 3.723 million pkm. The volume of freight and mail carried increased 25.4%, to 11.505 tons, from 2005 to 2006.

UTair's wide route network is built on the basis of regional hubs in Moscow, Tyumen, Khanty-Mansiysk and Surgut.

In 2006, the growth of passenger operations volume in Russia in domestic markets was achieved mostly due to the increased concentration of passenger traffic in the area of the Moscow hub. Along with this fact, the companies of UTair Group are consistently expanding their presence at airports in Russia and in the CIS, moving beyond the traditional routes between Moscow and West Siberia. In 2006, the company launched regular flights to Ukraine and to Western Europe, with a regular flight between Tyumen and Munich. Next year the company is planning to launch flights to the Baltic states.

Stable positive dynamics of the passenger operations volume at UTair, thousand pax.


2 452
1 908
1 615
2006
2005
2004



New UTair flights in 2006

VNUKOVO-NAKHICHEVAN
VNUKOVO-SOVETSKIY
VNUKOVO – LVOV
VNUKOVO – USINSK
VNUKOVO – KAZAN
NOVIY URENGOY – KIYEV
NOVIY URENGOY – UFA
NOVIY URENGOY – BAKU
UFA-BAKU
VNUKOVO -ORSK
VNUKOVO –ORENBURG
SAINT-PETERSBURG – SOCHI
SAINT-PETERSBURG – UFA
NIZHNEVARTOVSK– UFA
SOCHI-BAKU
SOCHI-YEREVAN
NOVOSIBIRSK-YEKATERINBURG
NOVOSIBIRSK-NIZHNIY NOVGOROD
TYUMEN-MUNICH
SURGUT-NIZHNIY NOVGOROD
TYUMEN-BAKU

The airports that work with UTair flights are implementing a one-window check-in system. Transit passengers may complete the check-in process in the first airport for both sections of their trip and check in their luggage through to their final destination.

In December 2006 UTair Aviation was the first airline in Russia to introduce check-in of passengers with electronic tickets at the Roshino (Tyumen) and Domodedovo (Moscow) Airports. Implementation of electronic ticket processing is being accompanied by the introduction of an in-house check-in system, Astra, which will be used at all airports that work with UTair flights.

STATUS Program

STATUS, a frequent-flier reward program, allows passengers to accumulate points while flying on regular UTair flights and spend them on free tickets or on class upgrades for future flights, as well as for services offered by partners of the program. For example, participants of the program may claim a stay in partner hotels for points accumulated in their STATUS account..

In 2006, the number of participants increased by 4% compared to 2005, to 58.000.

In November of the reported year the Company launched a STATUS-Khanty-Mansiysk Bank credit card. The cards serve as ID for the STATUS program and as a method of payment. Using the card for purchases earns the holder STATUS points.

In December 2006, the Company began cooperating with the Time-Mobile car rental agency. The program participants will accrue additional points for every day they rent a car if they show their STATUS card.


UTair

Improving the Business Structure

On the basis of UTair-Express (known as Komiinteravia prior to 2006) we are building the largest regional carrier in Russia. For passenger operations in regional markets we will use UTair's short-range aircraft, including the ATR-42 turboprop.

UTair Aviation, which is the main company of the Group, will specialize in passenger operations in major domestic and international markets using a fleet of medium-range aircraft.

Freight and mail operations will be completely transferred over to Tyumenspetsavia.



air
AVIATION
Our experience of helicopter operations is unique and our reliability has been proved.
It has already been appreciated in India



Main Lines of Operations: Results and Prospects,

HELICOPTER OPERATIONS

69.23 mln USD
Income of UTair from helicopter operations in Russia in 2006.

124.64 mln USD
Income of UTair from helicopter operations abroad in 2006.

31%
Share of income from helicopter operations in the total revenue of UTair in 2006.

UTair is one of the top five companies in the international helicopter operations market and is the largest helicopter operator in Russia.

THE MISSION of the helicopter work business line is to provide our customers with high-quality aviation services at the required level of complexity at any time of the day and year anywhere in the world, using modern and reliable helicopter technologies.

The key types of helicopter operations performed by UTair in Russia and abroad include transportation for construction and engineering works, aerial visual surveys, oil and gas pipe monitoring, forest patrol, aeration, search and rescue, emergency medical evacuation and passenger operations.

UTair operates helicopters on almost every continent.

The Company's helicopter fleet is based on heavy and medium Mil (MI) family helicopters. The helicopter fleet currently includes 179 aircraft.

Helicopter operations abroad

UTair is actively expanding its helicopter operations under commercial contracts in different countries.

In the reporting year the Company penetrated the North American market. For the first time in the history of commercial use of Russian helicopter equipment in this region, a Russian crew of an MI-26 helicopter under the flag of UTair participated in various operations for oil and gas companies in Canada. These works are performed in cooperation with Airborne Energy Solutions Company (Canada). In 2007, we are planning to continue similar operations under new contracts and to participate in fire-fighting projects.

In 2006, the Group in cooperation with SkyLink Aviation Company (Canada), continued providing air transportation services to the African Union peace-keeping mission in Sudan with two MI-8MTV and seven MI-8T helicopters. The contract with the African Union mission in Sudan was extended for 2007 as well.

As for prospective foreign markets, UTair is looking at various types of helicopter operations in Europe and at providing helicopter services for Russian and foreign companies exploring off-shore oil and gas fields in South-east Asia.

Helicopter operations abroad also include providing air transportation services to UN peace-keeping missions all over the world.

Currently our Company is the UN's largest helicopter contractor. We are capable of performing the most complicated operations in any corner of the world, from assembly and transportation of bulky freight and equipment to sanitation flights and emergency and rescue works.

The dynamics of helicopter operations under UN contracts have a cyclical nature and depend on the UN's level of peace-keeping activity, such as the number of launched peace-keeping programs and missions in various regions of the world, as well as the volume of budget allocated for these purposes. UTair continues to strengthen and expand its cooperation with the UN.

An UTair representative office in New York (USA), opened in November 2000, facilitates dynamic cooperation with the UN.

In 2007, our cooperation with the UN will continue in all the regions (with the exception of Cyprus) where we have been providing helicopter services to peace-keeping missions in the reporting year.

Changes in UTair flight hours abroad, thousand h.


27.5
21.9
17.0
2006
2005
2004

Stable growth of UTair's income from helicopter operations abroad, mln USD


124.6
80.1
55.1
2006
2005
2004

Expansion of the International Helicopter Services Network

Company	Region	Main business
UTair South Africa, RSA	Africa	Performing various helicopter operations, e.g. participating in fire extinguishing, implementing construction projects and setting up infrastructure in the region, transporting freight, etc. The Company set up a facility for repair and maintenance of helicopter equipment used in the region. The Company is planning to open a continuing education center for pilots.
UT Project Services, India	Asia	Providing services to floating drilling rigs for oil and gas companies.
UTair Europe, Slovakia	Europe	In November 2006 UTair Europe received a certificate for operating flights in Europe and is just starting to expand its operations. The Company is planning to actively participate in fire extinguishing in the region, as well as in other contract works.

At this time UTair is exploring opportunities for establishing or purchasing operating companies for helicopter works in other parts of the world, including South America, South-East Asia and Australia.

Helicopter Operations in Russia

The UTair continues to maintain its leadership in the Russian helicopter operations market. In 2006, the Company's share of the total consolidated flight hours performed by Russian operators in the domestic market amounted to 25%. In the Tyumen region, where a substantial number of oil and gas companies (our key clients) operate, the Company's share in consolidated flight hours amounted to more than 60%.


25%
75%
Consolidated helicopter flight hours for UTair
Consolidated helicopter flight hours for other airways

Source: FATA


38%
62%
Consolidated helicopter flight hours for UTair
Consolidated helicopter flight hours for Tyumen region airways

Source: FATA

UTair's income from helicopter operations in Russia in 2006 grew 51.1% compared to last year and amounted to 69.23 mln USD. Total flight hours for these operations was 37.9 thousand.

The dynamics of these indicators was secured by the increased volume of operations performed for our main customers, including such major players in the oil and gas sector as Surgutneftegas, Gasprom, and Rosneft.

Moreover, in 2006 the Company expanded the geography of helicopter operations. Helicopter flights also covered the Republic of Komi, Arkhangelskaya and Tomskaya Oblast.

In 2007 we started helicopter operations under contracts in East Siberia, including Krasnoyarskiy Kray, Irkutskaya Oblast and Yakutia. Stationing our aircraft and technical maintenance facilities in Ust-Kut Airport in Irkutskaya Oblast will help us to ensure efficient coverage of this large territory with helicopter operations. The deal to purchase this airport was closed at the beginning of 2007.

Changes in flight hours of UTair Aviation in Russia, thousand hours


37.9
36.7
34.1
2006
2005
2004

Dynamics of the Air Company's income from helicopter operations in Russia, mln USD


69.2
45.8
31.6
2006
2005
2004



Main Lines of Operations: Results and Prospects,

AIRPORT OPERATIONS

Airport business of UTair includes aircraft ground handling and providing with aviation safety.

THE MISSION

of the airport business line is to provide efficient aircraft ground handling with a high level of safety.

Airports Owned and Managed by the Group

	Location	Description of Operations
Federal Airport		
Airport Surgut JSC	Surgut, Khanty-Mansiysk Autonomous District-Yugra	Airport facility with well-developed infrastructure supporting the entire process of airport and ground handling of passenger and freight operations.
Noyabrsk Airport (Noyabrsk Branch of the Air Company)	Noyabrsk, Khanty-Mansiysk Autonomous District-Yugra	
Regional Airports		
Plekhanovo airport (Tyumen Aviation Company – Branch)	Tyumen, Tyumen region	Coordinating take-off and landing of aircraft, commercial services to passengers, freight, luggage and mail, coordinating fuel and lubricant provision.
Berezovo Airport Igrim Airport (Berezovskiy Branch of the Air Company)	Berezovo Igrim (Khanty-Mansiysk Autonomous District-Yugra)	
Mys Kamennyi Airport (Mys-Kamenskiy Branch of the Air Company)	Mys Kamennyi, Yamalo-Nenetskiy Autonomous District	
Tazovskiy Airport Antipayuta Airport Gyda Airport (Tazovskiy Branch of the Air Company)	Tazovskiy Antipayuta Gyda (Yamalo-Nenetskiy Autonomous District)	
Kondaavia JSC	Kondinskiy, Tyumen Region	
Landing sites and heliports		
13 assigned landing sites and heliports, including the Tobolsk landing site.	Tyumen Region, Khanty-Mansiysk and Yamalo-Nenetskiy Autonomous District	Coordinating take-off and landing of aircraft.

Dynamics of Key Figures for Airport Operations *

	2006	2005	2004
Processed passengers, pax.	154 239	161 791	190 980
Processed outgoing freight, ton	1 223	1 049	1 463,1
Serviced aircraft departures, departures	10 605	10 019	11 638
Income, mln USD	13.92	9.86	8.16

* Data provided for airports owned and managed by the Group (branches of UTair Aviation)

In 2006, in the framework of developing airport operations the Company implemented the following investment projects:

- At Noyabrsk Airport: technical upgrade of lighting equipment on the runway.
- At Berezovo Airport: replacement of lighting equipment on the runway and helicopter parking.

Along with managing airports constituting the Air Company's branches we are also strategic participants at a number of other Russian airports, including the Surgut International Airport.

At the end of 2006 we successfully completed negotiations on the purchase of a controlling share at Ust-Kut Airport in Irkutskaya Oblast. UTair's purchase of a 76.66% share of the charter capital of Ust-Kut Airport closed at the beginning of 2007. The Company intends to develop this airport according to modern standards in order to use it as the main UTair base in East Siberia.

Dynamics of investments in development of Airport Operation, mln USD


1.6
1.08
0.9
4.6
5.4
6.8
1.4
0.7
1.6
2006
2005
2004
Purchasing special equipment
Renovation of buildings and facilities
Construction and reconstruction



Main Lines of Operations: Results and Prospects,

REPAIR AND MAINTENANCE OF AIRCRAFT

UTair is the world's leading provider of maintenance and repair services for Russian-made helicopters.

THE MISSION

of the aircraft repair and maintenance business line is to provide a full range of world-class quality repair and maintenance services for aircraft.



This branch of operations is based on the folowing UTair Group companies: UTair-Technic, Zavod Nr. 26, UTair-Express.

The mission of the aircraft repair and maintenance business line is to provide a full range of world-class quality repair and maintenance services for aircraft.

After a restructuring completed in 2006, UTair-Technic took charge of all operations involved in repair and technical maintenance of airplanes, while Zavod Nr. 26 is responsible for repair and technical maintenance of helicopters.

In 2006, UTair-Technic received a certificate from the European Aviation Safety Agency (EASA). This certification allows the company to provide maintenance services to foreign-made aircraft registered in the countries covered by the European Union EASA Rules Part-145. At this time, UTair-Technic is authorized to provide line and base maintenance services to ATR-42-300/320 airplanes. In 2007, UTair will obtain approval for its line stations at Vnukovo and Surgut airports. The Company is also planning to expand the range of its maintenance operations for components of ATR-42 airplanes and maintenance of Boeing-737 aircraft.

UTair-Technic Company passed a certification audit in 2006 for compliance of its quality management system with the international standard ISO 9001:2000 in the category of Maintaining Airworthiness of Clients' Aircraft.

Volume of repair and maintenance works across UTair Group, normative hour	2006	2005	2004
UTair Aviation	923 184.32	856 232	783 665
UTair-Technic	1 084 564.00	616 181	–
Zavod Nr. 26	*	*	*
UTair-Express	253 950	237 750	225 280
Total	**2 261 698**	**1 710 163**	**1 008 945**

Income from repair and maintenance works across UTair Group, thousand USD	2006	2005	2004
UTair Aviation	11 105.12	10 458.76	2 227.87
UTair-Technic	13 798.14	7 400.24	–
Zavod Nr. 26	9 404.36	7 781.99	6 161.87
UTair-Express	2 580	2 775	3 031
Total	**37 042**	**28 416**	**10 969**

* Due to differences in accounting methods, the data for volume of operations at Zavod Nr. 26 is provided in a separate table

Stable growth of UTair's income from repair and maintenance of aircraft, thousand USD


37 042
28 416
10 969
2006
2005
2004

Volume of Operations at Zavod Nr. 26

Type of Works	2006		2005		2004	
	Number	Amount in th.USD	Number	Amount in th.USD	Number	Amount in th.USD
Capital repair of MI-8 helicopter	56	6 720.62	67	5 683.24	57	4 650.36
Capital repair of MI-2 helicopter	1	54.69	4	165.64	3	72.39
Capital repair of An-2 airplane	6	218.91	–		3	85.44
Repair of accessories	3 127	1 224.62	3 217	1 024.82	2 782	1 034.64
Other	959	1 185.53	688	908.29	369	319.05
Total		**9 404.36**		**7 781.99**		**6 161.87**



Main Lines of Operations: Results and Prospects,

CATERING

Providing in-flight catering to passengers and servicing aircraft for other airlines is one of UTair business line.

THE MISSION

of the catering business line is to provide a full range of services complying with the highest international standards.

Currently the service branch ZapSib-Catering, which is a separate subdivision of our Company, specializes in providing various types of catering services for companies in UTair group, as well as for other carriers.

The mission of the catering business line is to provide a full range of services complying with the highest international standards.

In-flight Catering Customers
in 2004-2006
(in thousand pax)


2500
2000
1500
1000
500
0
35.9
1669.0
434.6
14.0
1228.1
430.1
5.0
744.6
386.3
2006
2005
2004
In-flight catering for UTair flights
In-flight catering for passengers in non-hub airports
In-flight catering for flights of other airways

Operation Dynamics
in 2004-2006
(in thousand of aircraft)


70
60
50
40
30
20
10
0
60.8
1.6
29.0
25.8
2006
2005
2004
Operations for flights of other airways
Operations for UTair flights

These services include external washing and internal cleaning of aircraft, providing in-flight catering to passengers and crews and operating public catering facilities and retail sales (bars, buffets and restaurants).

In terms of production and sales of in-flight catering and existing production potential, the branch is one of the top five companies in Russia, behind Domodedovo Air Service, Aeromar (Sheremetyevo) and Restaurant at MA Vnukovo.

In May 2006 ZapSib-Catering passed the certification audit for compliance of the quality management system with the international quality standard ISO 9002:2000 in the category of Design, Production and Procurement of In-Flight Catering, Dishes and Pre-Cooked Foods. External Washing and Internal Cleaning of Aircraft, Furnishing and Supply of In-Flight Equipment and Periodicals to Aircraft. In November, operations of the branch were certified according to the standard of the catering safety management system DS 3027-2002.

Dynamics of ZapSib-Catering performance indicators 2004-2006, in thousand USD

	2006	2005	2004
Operations for UTair flights	3 716	2 825	1 815
In-flight catering for UTair flights	5 416	3 122	2 769
In-flight catering for passengers in non-hub airports	17 422	10 930	6 099
Operations for flights of other airways	113	91	–
In-flight catering for flights of other companies	289	111	52
Public catering, retail sales	1 303	928	703
Total	**28 258**	**18 007**	**11 437**

Ensuring Conditions for Long-Term Growth

One of the conditions for further strengthening of positions occupied by UTair in the Russian and international helicopter and passenger operations markets is compliance with the leading quality and safety standards in all main lines of business of the Company.

The decision, made in 2006, to join the International Air Transport Association (IATA) determined one of our priority tasks for 2007, which is to pass the International Operational Safety Audit (IOSA). International experts will audit such areas of UTair Group operations as aviation safety, flight operations, repair and technical maintenance of aircraft, ground handling, personnel safety, flight training etc.

Along with this task, in the reporting year we began to establish an industrial safety management system in UTair Group. The main elements of this system will be designed to ensure flight and staff safety, environmental safety and informational and financial security of UTair.

In 2006 certain operations of UTair Group passed the certification for compliance of their quality management systems with the international standard ISO 9001:2000. These certificates were obtained by UTair-Technic, operating in repairs and technical maintenance of aircraft, and our ZapSib-Catering branch, specializing in providing passengers with in-flight catering services.

In its operations UTair is striving to comply with international standards developed by the following organizations:

- International Civil Aviation Organization – ICAO
- International Air Transport Association – IATA
- UK Civil Aviation Authority – UK CAA
- International Association of Oil & Gas producers – OGP, etc.


2003
For the first time
the Company transported
more than 1 000 000 passengers a year!
Automobile keys have been presented to
an 8-year old girl. And her parents are
happy as well...
UTair
AVIATION



Personnel and Social Responsibility

Employees are the key asset and competitive advantage for UTair. This principle lays at the basis of our staff policy.

Priority tasks of UTair's staff management

- Finding and hiring professionals that are the best in their field
- Professional development and motivation of staff
- Improving work efficiency and personnel management processes

The average number of personnel working for the UTair Group companies is about 8 thousand. The average number of staff at UTair Aviation, the head company of the Group, is 5.5 thousand employees.

Safety and service quality in UTair Aviation's key business lines are ensured by the professionalism and advanced training of our flight crews, engineers and technical staff.

Along with the traditional roles of finding and hiring of highly-qualified specialists, one of the most important tasks of our staff policy today is the annual hiring of capable and goal-oriented graduates of universities and specialized civil aviation community colleges to work at UTair Group companies. In cooperation with specialized education facilities in Vyborg, St. Petersburg, Ulyanovsk, Buguruslan, Troitsk, Tyumen and Omsk, specialists are trained in the areas that are needed by the Company.

In 2006, more than 50 young specialists were hired by the UTair Group Companies. These young people were the best graduates of flight schools and aviation and technical colleges. After intensive additional on-the-job training, by the end of the reporting year all 50 specialists had started working in the Company on their own.

In the reporting year, an active search for highly-qualified specialists for flight and engineering and technical staff allowed the Company to build new flight groups and expand the existing flight groups, particularly certain aviation squads and line technical maintenance stations in Ufa, Nizhni Novgorod, Syktyvkar and Moscow.

Staff Development

Our aviation personnel are professionally trained and retrained at the Zentr Professionalnoj Podgotovki, which is one of the largest in Russia among similar organizations. Our subsidiary has a certificate (license) for providing various types of training.

Areas of training at the Zentr Professionalnoj Podgotovki

- Retraining and continuing education for the engineering and technical staff in the following types of aircraft: TU-154, TU-134, AN-24/26, AN-2, YaK-40, MI-26, MI-8, MI-2; MI-10;
- Continuing education for the flight staff in the following types of aircraft: TU-154, TU-134, AN-24/26, AN-2, YaK-40, MI-26,MI-8, MI-2; MI-10;
- Retraining of flight staff in the following types of aircraft: TU-154, TU-134, AN-24/26, YaK-40, MI-26, MI-8;
- Training crews for international flights;
- Primary training and continuing education for flight attendants and flight technicians;

  Primary training and continuing education for dispatchers, airport aviation safety service employees and other specialists;
- Simulating behavior of aircraft crew members in different psychological situations;
- Emergency and rescue training for crew members.

The Zentr Professionalnoj Podgotovki has a large base, including a training department consisting of 39 specialized classrooms, as well as a simulator block with simulators for all types of aircraft used by aviation companies in the region. In 2006, the Zentr Professionalnoj Podgotovki trained 5240 specialists, 3979 of whom were employees of UTair Aviation.

For the purposes of training and retraining of our staff, we also enter into cooperation agreements with different levels of educational facilities, develop in-house university programs, train specialists for examinations and obtaining additional permits, etc.

Long-term and current planning of personnel development at the Company is achieved by building up a staff reserve for management positions and rotating specialists through different positions.

The achievements of UTair's staff policy were confirmed by an award from the Russian Organization of High Social Efficiency All-Russian Competition in the category of Staff Qualification, Training and Retraining Systems.

Growth of investments in the development of UTair Group employees, mln USD


2.56
1.84
0.85
2006
2005
2004

Personnel Motivation

Creating an effective employee motivation system is one of the critical tasks of personnel management at UTair. This system is based on compensation and non-compensation components.

Principles and criteria of material stimulation of employees are stipulated in the collective bargaining agreement. The main positions of this agreement, those involving remuneration and labor motivation, bonuses for key performance indicators and additional pay for professionalism, are regularly reviewed in order to ensure that they correspond with the competitive level and expectations of our employees.

At our group companies grows annually. For example, in 2006 the average salary grew 6.8% compared to the previous year, to 20.6 thousand RUR.

Our system of non-compensation motivation rests on a principle of recognizing individual work of each employee and his/her input in the total performance results of the Company. In this area we have procedures for nominating employees for industry and state awards. In 2006 18 professionals from UTair Aviation were deemed worthy of such awards. We also organize various competitions and award ceremonies for the best employees.

Social Responsibility

UTair is fully aware of its responsibility to society and strives to comply with its interests and expectations. We engage in social activity through various programs both inside and outside the Company. The primary directions of corporate social responsibility of UTair include investments in personnel development, creating conditions for labor safety, providing employees and their families with social guarantees and participating in charity events.

We make sure that the programs we support are target-oriented and provide the maximum response to the actual needs of our employees and their families, as well as the local community and society overall.

UTair is implementing several social guarantees programs for its staff members.

Young specialists hired by UTair Aviation receive one-time material assistance, are provided with dormitories and receive scholarships until they obtain flight and other permits.

UTair guarantees its employees medical services and opportunities for preventive medical care. The Company has its own medical facility and employees are offered treatment and vacation tours at recreation and health care facilities.

An important element of social guarantees includes different types of material help provided to UTair employees and their family members as part of loyalty support programs. For example, the Company finances free travel for its employees' children to child health centers, pays bonuses on anniversaries and implements other measures in this area.

We are consistently working on improving and strengthening social stability in the regions where we are doing business. We actively cooperate with representatives of local administrations and communities in order to resolve salient social problems. For example, at this time UTair is participating in a target program called "Co-operation," under which passengers are carried between residential areas in Khanty-Mansiysk Autonomous District-Yugra and Tyumen at subsidized fares.

UTair annually provides the Great Patriotic War veterans with free tickets, while the person accompanying them can purchase a ticket with a 30% discount. Through social investment programs we are making our contribution to the development of education, culture and sport, as well as to improving health of the population. UTair is the official carrier for the Samotlor Volleyball team, Football Club Tyumen and the Surgut basketball team.

Our Company is actively promoting a healthy lifestyle by prohibiting smoking on all aircraft, and is facilitating development of in-house athletic teams. For example, in 2006 the Company allocated funds for participation in various health and athletic events, including use of fitness studios and swimming pools, football training matches and participation in competitions and tournaments among Russian and foreign airlines.

Environmental Protection



UTair ensures the environmental responsibility of its operations by strictly complying with the requirements of environmental safety legislation and standards and by improving the utilization of natural resources. While performing our contracts abroad, we follow the appropriate requirements of the countries where we operate.

The Company is closely following the latest trends in environmental protection and takes advanced measures in order to comply with future requirements and recommendations.

UTair is also monitoring all operations influencing the environment. UTair Group regularly monitor indicators for fuel efficiency, levels of hazardous emissions into the atmosphere and noise pollution. This data is submitted to specialists for systematic analysis in order to improve the environmental protection activities of the Company.

To reduce hazardous emissions and noise pollution, UTair is implementing a program of upgrades to the aircraft fleet. In this process we give priority to models that are the most fuel efficient and have the lowest noise and emissions impacts. The French-made ATR-42 short-range turboprop airplanes became the first aircraft to satisfy these requirements and join the Company fleet.


UTair
AVIATION
September 1999.
We delivered journalists and
researchers to the cold regions...
They are calm:
with UTair they are ready
to fly even to the North pole.



Corporate Management

UTair Aviation Corporate Management Principles

- Provide shareholders with a real opportunity to exercise the rights involved in their participation in UTair Aviation.
- Ensure equal treatment of shareholders holding equal amounts of same-type shares, including minority and foreign shareholders.
- Delegate strategic management of UTair Aviation to the Board of Directors and ensure effective control by the Board of Directors over the executive bodies.
- Establish a functional system of reporting and responsibility for UTair Aviation's management and control bodies and their members.
- Delegate management of day-to-day UTair Aviation operations to the executive bodies in the interests of long-term sustainable development.
- Ensure the full and timely disclosure of accurate UTair Aviation information.
- Establish an effective system of control over the financial and business operations of UTair Aviation.
- Ensure UTair Aviation's compliance operations with the highest social responsibility standards.

Improving the Corporate Management System

In 2007 UTair Aviation is planning to implement a number of measures aimed at improving corporate management practices.

The Charter and internal documents regulating operations of the management bodies will be changed to comply with leading corporate management standards.

Management System

General Meeting of Shareholders

The General Meeting of Shareholders is the highest management body of UTair Aviation.

In order to ensure that the shareholders are fully exercising their right to participate in the General Meeting of Shareholders, the Company is applying the following measures:

- The shareholders have the opportunity to read the full package of materials for the General Meeting in advance at the head office of the Company, at the General Representative Office in Moscow, in Tyumen branch, as well as on the Internet site at: http://www.utair.ru/;
- Materials are provided in English to the owners of Company ADRs;
- The Registry of Shareholders is maintained by an independent Registrar, Surgutinvestneft.

The following decisions were made at the Annual General Meeting of Shareholders of UTair Aviation held on June 15, 2006:

- To approve the Annual Report and Annual Financial Statements for 2005;
- To disturb dividends for 2005 in cash in the total amount of 3 085 454 USD;

- To elect new members of the Board of Directors and Audit Committee of the Company;
- To approve Rosexpertisa (for Russian Accounting Standards) and Ernst&Young (for International Accounting Standards) as the external auditor for 2006;
- For UTair Aviation to join the International Air Transport Association (IATA).

An Extraordinary General Meeting of Shareholders, convened on November 27, 2006, decided to approve a transaction granting to UTair Aviation a free-of-charge surety to buyers of documentary interest-bearing inconvertible bonds (3rd series) issued by UTair-Finance in the amount of 2 billion RUR plus aggregate coupon income, as well as a loan agreement between UTair Aviation (as the Borrower) and UTair-Finance (Lender) in the amount of 2 billion RUR.

Board of Directors

The Board of Directors of UTair Aviation is a permanent collegiate elected management body set up for the purposes of general strategic mana-gement of the Company operations.

The main tasks of the Board of Directors are to ensure that the Company generates the highest possible profit, achieves and sustains stable financial and business status and remains competitive; to ensure that the Company's shareholders are exercising their rights and legal interests; and to ensure that the Company discloses complete, accurate and objective information.

The Board of Directors meets regularly. Nine meetings were held in 2006, most of them with the physical presence of all the members.

At the first meeting of the newly-elected Board of Directors Vyacheslav F. Novitskiy was elected as the Council Chairman. Vyacheslav F. Novitskiy is the First Deputy Chairman of the Government of the Khanty-Mansiysk Autonomous District – Yugra.

Just as in previous years, the Board of Directors reviewed and approved the executive bodies' implementation of the business plans for the main business lines on a quarterly basis. Moreover, in 2006 the Board of Directors issued decisions on setting up an Audit Committee, removal critical remarks of the Internal Audit Department , joining the International Air Transport Association (IATA), and purchasing shares in Ust-Kut Airport.

Committees of the Board of Directors

Audit Committee of the Board of Directors was set up in 2004 to further increase the effectiveness of internal controls, improve corporate management practices, and facilitate effective implementation of control functions of the Board of Directors. Its primary duties include the following:

- Generate recommendations for external auditor candidates, including selection of audit companies and estimation of the risk of conflicts of interest;
- Analyze the quality of the external audit each year, and provide the Board of Directors with recommendations on signing, extending or terminating agreements with external auditors;
- Evaluate the effectiveness of the internal control procedures and prepare suggestions on improvements, including analysis of Internal Audit reports, reports submitted by the Internal Audit Department and internal audit procedures and providing recommendations to improve the Department's effectiveness.

In 2006 the Audit Committee analyzed the quality of the Company's 2005 financial statements audit (Russian Accounting Standards) and reviewed the auditor's conclusions. The Committee also evaluated candidates for auditing the 2006 financial statements for both Russian Accounting Standards and International Financial Reporting Standards.

Remuneration of the Members of the Board of Directors

The Board of Directors members are paid for performing their duties out of their material remuneration fund, the amount of which is determined by the General Meeting of Shareholders.

The amount paid to each member is set by the Board of Directors based on how actively he or she is participating in the work of the Board of Directors.

Executives

Daily operations of UTair Aviation are managed by the Executive Board and the Chief Executive Officer. The Chief Executive Officer is elected by the General Meeting of Shareholders. Executive Board members are appointed by the Board of Directors upon nomination by the Chief Executive Officer.

The main tasks of the management bodies at UTair Aviation include managing and coordinating day-to-day operations of the Company, as well as to ensuring the timely execution of decisions made by the General Meeting of Shareholders and by the Board of Directors.

Executive Board members meet on a regular basis. In 2006 eight meetings were held, covering the following issues:

- Implementation of the 2005 and 2006 business plans;
- Improvements to the organizational structure and operations of the Company's subdivisions;
- Collective bargaining agreements with the Company staff;
- Review of Annual Report for 2005;
- Upgrades to the aircraft fleet;
- Implementation of a new generation information system for resources and operations management;
- Development of the 2007 business plan etc.

Remuneration of the Executive Board Members

Pursuant to the Terms of Reference on Executive Board, in addition to remuneration under their employment contracts, members of the Executive Board receive remuneration according to the Company's performance. This remuneration is paid out of the Executive Board Remuneration Fund members set up pursuant to an appropriate decision approved by the Annual General Meeting of Shareholders. The Fund is allocated 1% of the net profit generated by the Company for the year.

The amount of disbursed remuneration and its distribution between the Board Members is determined by the Board of Directors.

Pursuant to decision of the 2006 Annual General Meeting of Shareholders, 44.4 thousand USD was allocated to the Executive Board Remuneration Fund.

Management of the UTair Group companies

Currently the UTair Group includes more than 20 affiliates and subsidiaries of UTair Aviation.

The corporate management principles are based on the following:

- Strategic management and control of operations of the affiliates and subsidiaries is done through UTair Aviation and its representatives at the General Meetings of Shareholders and/or on the Boards of Directors of the affiliates and subsidiaries.
- Affiliates and subsidiaries are controlled on the basis of operational and financial results, utilizing business-planning mechanisms and regular reporting.
- There is a single reporting format used for all affiliates and subsidiaries.

Members of the Board of Directors

At the Annual General Meeting of Shareholders held on June 15, 2006, the following persons were elected to the Board of Directors of the UTair Aviation:

Vyacheslav F. Novitskiy
Chairman of the Board of Directors, Independent Director

Member of the Boards of Directors since 2002. From 2002 until the present time has been the First Deputy Chairman of the Government of Khanty-Mansiysk Autonomous District-Yugra.

Born in 1955. Graduated in 1983 from the Kiyev Institute of Civil Aviation with a degree in Mechanical Engineering. Graduated in 1990 from the Tyumen Civil Engineering Institute with a degree in Economics.

Lyudmila A. Belogurova

Member of the Boards of Directors since 2005. From 2002 until the present time has been the Director of Assets Management at Surgutneftegaz JSC.

Born in 1949. Graduated in 1976 from the Odessa People's Economy Institute with a degree in Accounting.

Andrey A. Kuyvashev	Member of the Boards of Directors since 2005. From 2002 until the present has been Deputy General Director of Insurance Company Surgutneftegas JSC.	Born in 1964. Graduated in 1986 from the Tyumen Industrial Institute with a degree in Mechanical Engineering.
Svetlana N. Kukotina	Member of the Boards of Directors since 2005. From 2002 until the present has been Director of Budgeting and Planning Department at Surgutneftegaz JSC.	Born in 1962. Graduated in 1989 from the Tyumen Industrial Institute with a degree in the Development of Oil and Gas Fields. Graduated in 1997 from the All-Russian Finance Institute with a degree in Accounting and Audit.
Lyudmila A. Loginovskaya	Member of the Boards of Directors since 2005. From 2002 until the present has been the Head of Legal Department at Surgutneftegaz JSC.	Born in 1950. Graduated in 1973 from the Perm State University with a law degree.
Andrey Z. Martirosov **The Chief Executive Officer of UTair Aviation**	Member of the Boards of Directors since 1995. From 1999 until now has been the Chief Executive Officer of UTair Aviation.	Born in 1968. Graduated in 1993 from Shevchenko Kiyev State University with a law degree.
Sergey A. Savin	Member of the Boards of Directors since 2004. From 2004 until the present has been Deputy General Director and Head of Technological Transport, Special Equipment and Roads Department at Surgutneftegaz JSC.	Born in 1966. Graduated in 1990 from Tyumen Civil Engineering Institute with a degree in Civil Engineering.

None of the members of the :he Boards of Directors:

- Are in any way related to members of management bodies and audit bodies at UTair Aviation;
- Have shares in affiliates or subsidiaries of UTair Aviation;
- Have options from UTair Aviation and its affiliate and subsidiary companies provided for UTair Aviation shares.

Only one member of the the Boards of Directors, Andrey Z. Martirosov, owns shares of UTair Aviation (0.044 % of the charter capital).

Executive Board Members


1967 - 2007

Andrey Z. Martirosov
Chairman of the Executive Board, Chief Executive Officer, UTair Aviation*

*The information is represented in the chapter "Members of the Board of Directors"

Vasiliy S. Lebedinskiy

Board member since 1993. First Deputy Chief Executive Officer for Operations at UTair Aviation.

Born in 1946.

Graduated from Kremenchoug pilot school of civil aviation, Academy of Civil Aviation.



Viktor G. Bachurin

Board member since 1993. Deputy Chief Executive Officer for Foreign Trade Operations at UTair Aviation.

Born in 1948.

Graduated from the Riga Civil Aviation Institute and Civil Aviation Academy.



Vladislav A. Kravchenko

Board member since 1993. First Deputy Chief Executive Officer – Commercial Director of UTair Aviation.

Born in 1948.

Graduated from Krasnokutskoye Pilot School of Civil Aviation and Tyumen State University.

Andrey O. Ilmenskiy

Board member since 2003. First Deputy Chief Executive Officer of UTair Aviation.

Born in 1973.

Graduated from the Ural Academy of State Services and received an MBA from Massachusetts Institute of Technology, USA.



Meyramkhan D. Bekmukhanbetov

Board member since 1994. Deputy Chief Executive Officer-Technical Director of UTair Avia:ion.

Born in 1952.

Graduated from the Riga Civil Aviation Institute.



Vladimir V. Demkin

Board member since 1996. Deputy Chief Executive Officer – Flight Director at UTair Aviation, as well as the Director of Personnel Training Centre NP.

Born in 1952.

Graduated from Buguruslanskoe Pilot School and the Civil Engineering Academy.

Igor V. Petrov

Board member since 2002. Deputy Chief Executive Officer – Financial Director of UTair Aviation.

Born in 1972.

Graduated from Tomsk Polytechnic University and received an MBA from Massachusetts Institute of Technology, USA.





Viktor G. Zaytsev

Board member since 2000. Deputy Chief Executive Officer for Inspections, head of quality control service at UTair Aviation.

Born in 1953.

Graduated from Sasovsk Pilot School and Moscow Civil Aviation institute.

None of the Executive Board Members:

- Are related to members of financial control and management bodies at UTair Aviation;
- Have shares in subsidiaries or affiliates of UTair Aviation;
- Hold options from UTair Aviation and its affiliates or subsidiaries, provided for shares of UTair Aviation.

Shares in UTair Aviation equity owned by the Executive Board members:

A.Z.Martirosov – 0,044 %;
V.S.Lebedinskiy – 0.20 %;
M.D.Bekmukhanbetov – 0.0092 %;
V.V.Demkin – 0.001 %;
V.G.Zaytsev – 0.0095 %.

Dividend Policy

UTair Aviation's dividend policy is based on strict compliance with the shareholders' right to obtain dividends, and on the Company's goal of improving investment attractiveness and market capitalization.

Pursuant to the Terms of Reference on Allocation of Net Profit, while issuing recommendations to the General Meeting of Shareholders, the Board of Directors baes its opinion on the following:

Period	Date of Record	Total amount of disbursed dividends, USD
2006	May ’1, 2007	3 085 454
2005	April 29, 2006	1 428 158
2004	April 29, 2005	1 127 355
2003	May ’7, 2004	858 499
2002	April 30, 2003	570 584

Stable growth of the total amount of disbursed dividends, thousand USD


3 085
1 428
1 127
858
571
2006
2005
2004
2003
2002

The minimum amount allocated for payment of dividends must be no less than 30% of net profit remaining after the mandatory allocations for contingency provisions, loss provisions and the accumulation fund.

At the end of 2006, the Company allocated 30.18% of net profit for dividends.

Stock Capital

Charter capital of Utair Aviation amounts to 21 921 150 USD and is divided into 577 208 000 regular shares with nominal price of 0.04 USD each.

UTair Aviation's Charter stipulates 124 945 000 announced shares with nominal price of 0.04 USD each, which is about 22% of the total number of traded shares.

The number of shareholders in the registry on January 1, 2006 was 3 383. On January 1, 2007, there were 3 236 shareholders in the registry.

As at January 1, 2007 the following entities are included in the shareholders registry and have no less than 0.5% of UTair Aviation charter capital in their accounts:	Share of charter capital, %
Central Surgut Depository LLC (nominal holder)	75.639
Depository-Clearing Company JSC (nominal holder)	4.701
Non-Profit Partnership National Depository Center (nominal holder)	2.001
Ing Bank (Eurasia) JSC (nominal holder)	1.918
Deutche Bank LLC (nominal holder)	1.256
Commercial Bank Citibank JSC (nominal holder)	0.827

As at April 29, 2006 and October 13, 2006, the following entities are included in the list of entities authorized to participate in the meetings of shareholders and have no less than 5% of UTair Aviation charter capital in their accounts:	Share of charter capital, %
Polint LLC	18.80
Triseltco LLC	19.84
Krajel LLC	17.00
La Manshe LLC	19.99

Structure of UTair Aviation charter capital	Share of Charter Capital, %	
	As at January 1, 2006	As at January 1, 2007
Private entities:	16.5	15.6
Russian legal entities:	78.7	78.5
Foreign investors:	4.8	5.9
Including ADR holders	1.9	1.9

Securities Market

At this time regular shares issued by UTair Aviation are traded in Russia on the RTS and MICEX stock exchanges (under the symbol UTAR on the MICEX, under the symbol TMAG in the RTS market and under the symbol TMAT in the classic RTS market).

1.9% of UTair Aviation shares are traded in foreign stock markets under the 1st level American Depositary Receipts Program (ADR) registered on May 26, 1998 with the US Securities and Exchange Commission (SEC).

ADRs, each equal to 100 regular UTair Aviation shares, are traded at the over-the-counter in New York (NYSE, OTC Market) and Berlin (BSE, Freiverkehr) under the code UAIRY.

UTair Aviation capitalization dynamics, in mln USD


300
250.4
80.4
37.5
37.2
300
250
200
150
100
50
0
2007*
2006
2005
2004
2003

Source: RTS (2003-2004), MICEX (2005-2007)

Trading on Stock Exchanges

The volume of UTair Aviation shares traded at RTS Stock Exchange is rather small, mainly trading is performed on the MICEX Stock Exchange.

Trading on the MICEX Stock Exchange

Trading since	December 1999
Number of transactions for 2006	10 553
Total amount of transactions for 2006	12.2 mln USD
Maximum average weighted price per share in 2006	0.468 USD
Minimum average weighted price per share in 2006	0.147 USD

* As of the date of approval of the Annual Report by the UTair Aviation General Meeting of Shareholders – June 28, 2007

Dynamics of UTair Aviation share prices in 2006, US cents


44.65
15.37
15.26
Jan. 10 2006
Jan. 30 2006
Feb. 19 2006
Mar. 11 2006
Mar. 31 2006
Apr. 20 2006
May 10 2006
May 30 2006
Jun. 19 2006
Jul. 09 2006
Jul. 29 2006
Aug. 18 2006
Sep. 07 2006
Sep. 27 2006
Oct. 17 2006
Nov. 06 2006
Nov. 26 2006
Dec. 16 2006

Source: MICEX

Dynamics of UTair Aviation ADR for 2006, in USD


Dec. 27-29 2006
Jan. 03-09 2006
12.75
Jan. 18 2006
Feb. 15 2006
Mar. 16 2006
Apr. 13 2006
May 12 2006
Jun. 12 2006
Jul. 11 2006
Aug. 08 2006
Sep. 06 2006
Oct. 04 2006
Nov. 01 2006
Nov. 30 2006
Dec. 29 2006

Source: The Bank of New York

Disclosure of Company Information

The main disclosure principles applied by UTair are as follows:

Disclosed information must be:

- Regular and up-to-date;
- Accessible for all shareholders and other interested parties;
- Valid and complete;
- Moreover, the Company balances disclosure with securing the commercial interests of the Company.

UTair Aviation has drafted and approved a Terms of Reference on Public Reports stipulating the type, structure, contents, procedure and deadlines for submitting public reports to all interested parties. The term "public reports" shall mean information disclosed by the Company about its operations in the form of annual and quarterly reports and financial statements.

When selecting methods for disclosing information we strive to provide all interested parties with access to information published by the Company that is not unduly difficult, burdensome or expensive.

Therefore, we find it very important to disclose information on our corporate Internet site (http://www.utair.ru/), which is the least expensive and the most accessible form of transmission of information for most of the interested parties. Our Internet site is regularly updated and covers various topics.

On our Web page, our clients can find a section containing information about UTair's flights and routes, our flight schedule and information about special offers. At the same time, our clients have the opportunity to book tickets on any flight through the Web site.

In addition to disclosing information on the Internet site, the Company publishes information on information agencies' newswires, as well as in mass-media periodicals published with circulation accessible by most shareholders and other interested parties.

Risk Management and Internal Control

Risk Management

We are striving to build an effective risk management system to facilitate the achievement of UTair Aviation's strategic and operational goals and to ensure the accuracy of financial reports and compliance with legislative requirements.

The risk management process at the Company includes the following procedures:

1. Identification of risks – definition of risks capable of influencing certain operations, processes or projects, and documenting the characteristics of these risks.
2. Qualitative evaluation of risks – qualitative analysis of risks and conditions for the emergence of such risks in order to estimate their impact on project implementation.
3. Selection of approaches and planning risk management measures.
4. Quantitative evaluation – analysis of risk probability and of the impact of the risk on performing certain operations, processes or projects.
5. Mitigation planning – determining the procedures and methods of risk mitigation and use of possible advantages.
6. Risk monitoring and control – monitoring of risks, determining the remaining risks, implementing the risk management plan and evaluating effectiveness of risk minimization measures.

Country and Regional Risks

Domestic Markets

In general the economic situation in Russia is gradually improving, the political situation is stable and the general country risks have reduced as a result. This is confirmed by the leading international rating agencies, which have granted our country an investment-grade rating. In the near future there are no forecasts of negative changes in the general economic and political situation in Russia that would have a negative impact on stability of UTair position. Nevertheless, in order to reduce the influence of this risk factor we are seeking geographical diversification of our services provided by developing international activities.

Foreign Markets

UTair is operating abroad, including in regions with unstable political and socio-economic situations. Company consistently requires that clients guarantee conditions for safe flights, ensures that aircraft are maintained at the proper level of air worthiness, and ensures conditions for sustaining appropriate living arrangements and health care standards for the staff. An additional risk management factor involved in international operations is the high level of insurance protection for human and technical resources.

Industry Risks

Changing flight safety and aircraft maintenance requirements

Our operations require full compliance with the constantly-growing flight safety and aircraft maintenance requirements of aviation authorities in the countries where UTair operates.

In the last few years, actions of the Russian federal authorities have been aimed at raising requirements applicable to air carriers and to the technical condition of the aircraft they operate. In order to reduce the effect of this factor, UTair operates and is constantly improving the maintenance and repair business line. The operations of UTair's repair plants and technical facilities are certified and performed in compliance with the Russian and world standards in the area of technical maintenance of aircraft.

In order to mitigate the risk of further tightening of these requirements in the international market, UTair is implementing a plan to establish an international network of facilities for repair and maintenance of aircraft in the countries where the Company performs large volumes of helicopter operations. Operations of these facilities are certified pursuant to the rules of the countries where they were established.

Changing prices on fuel and lubricants

The risk of fluctuating prices for aircraft fuel and lubricants substantially impacts UTair's operations. An increase in these prices increases the cost of operating our aircraft. In order to mitigate this risk, the company is upgrading its aircraft fleet by purchasing more economic airplanes and helicopters, as well as working to reduce fuel use on each flight.

Operational Risks

Operational risks include those risks directly involved in UTair's main business areas, including market positioning, industry, financial and project risks.

Market Positioning Risks

Market positioning risks are associated with the growing struggle with the competition, industry consolidation and mergers of domestic air carriers, the appearance of competing carriers on the routes that have historically been dominated by UTair, and helicopter operators pricing below cost in order to enter new markets. The risk of increased competition in the passenger and helicopter operations market is mitigated by upgrades to the aircraft fleet, route network expansions, establishment of aircraft repair and maintenance facilities and improvements to airport infrastructure. All of these measures help us improve the efficiency of UTair's operations and reinforce our positions against the competition. Moreover, we develop and offer our clients new products and services, and strive to constantly improving product quality.

Business Risks

UTair's operations involve potential sources of hazard. Therefore there is a risk that operations of the company may cause losses to passengers, customers, personnel or third parties, as well as risks of environmental damage.

The possibility of flight accidents and crashes is managed by strict compliance with the requirements of federal aviation authorities and by following the internal standards applicable to sustaining air worthiness, technical maintenance and repair, which are stricter than the requirements of aviation authorities. Crews are trained in full compliance with the regulations governing these activities. UTair uses its own, modern simulators to train its flight staff. The Company is strict in its compliance with requirements relating to the flight staff's health and flight time.

Operations of personnel working with sources of hazard are organized pursuant to the Federal Law On Industrial Safety of Dangerous Industrial Facilities. UTair applies international principles of industrial safety management.

Financial Risks

The aviation industry requires substantial investments. Borrowed funds, in the form of bank loans, issued bonds and promissory note programs, are an important source of financing for UTair's development. These methods involve the risks of floating interest rates. Unfavorable changes in the Russian loan capital market, specifically an increase in interest rates, may lead to an increase in the cost of loans, and therefore reduce the rate of return on UTair's operations. As one of the measures intended to mitigate this risk, we are striving to increase the share of long-term borrowed funds in the loan structure, as well as to use credit instruments with a fixed interest rate.

To a certain extent, UTair's operations are exposed to currency risks. Income from international operations is received in foreign currency and strengthening of the Ruble exchange rate may reduce the rate of return on these operations. Because UTair both receives revenues and incurs costs in foreign currencies (approximately 10% of total revenues per year), the importance of this risk is substantially reduced.

Project Risks

UTair undertakes new operations in the form of projects, i.e. target-oriented activities with limited material, human, financial and time resources. When the top management of UTair is evaluating a project, it is mandatory to review the entire spectrum of risks involved in the project directly or indirectly. Risk monitoring is a mandatory element of project management procedure during execution.

Internal Control

Internal audit is a continuous process throughout the Air Company's management aimed at mitigating the expected risks and ensuring the proper performance of operations and transactions in order to reach the established goals while complying with legislative requirements, professional standards and business traditions.

The process of internal control involves the key management bodies and certain structural subdivisions, pursuant to the limits of authority stipulated in UTair Aviation's incorporating and internal documents. This includes the Board of Directors, Chief Executive Officer, Executive Board, Audit Commission, Balance Commission and Internal Audit Commission.

Information on the operations of the Board of Directors and executive bodies is provided in the Section on Management Systems.

The Audit Commission is a permanent, elected body monitoring the financial and business activities of UTair Aviation and its management bodies. The Commission is elected by the General Meeting of Shareholders and has three members.

The activities of the Audit Commission are regulated by the Terms of Reference on the Audit Commission.

During the last four years UTair Aviation has been working with a Balance Commission for internal control on the management level, established by a decision of the Chief Executive Officer. The main goal of the Balance Commission is to ensure effective management of business and financial operations of structural subdivisions, affiliates and subsidiaries in different areas, the list of which is specified in the Terms of Reference on a Balance Commission for UTair Aviation. The Commission operates through meetings based on a schedule chosen by the Chairman of the Commission. Based on the results of its analyses the Balance Commission issues tasks aimed at correcting the discovered mistakes.

Internal audit

The Internal Audit Department reports to the Chief Executive Officer. It was set up and operates to analyze and evaluate the effectiveness of the internal control system at UTair Aviation.

The main tasks of the Internal Audit Department are as follows:

- Auditing financial, accounting, and economic departments of UTair Aviation, its subdivisions, affiliates and subsidiaries;
- Regular monitoring of compliance of current operations with the financial and business plan;
- Methodological activities, providing consultations to the company management on risk management and control issues.


AVIATION
Since
a permanent representative
office of UTair
in New-York has been
functioning.
It helps develop cooperation
within the UN peace-keeping
missions.



Management Analysis and Comments

Key Indicators

		2006/2005	2006	2005	2004
Revenue and operating results					
Revenue	USD thousand	45.8%	624 298	428 161	288 723
EBIT	USD thousand	30.9%	36 059	27 544	1 799
EBITDA	USD thousand	47.1%	71 075	48 309	17 501
Net profit	USD thousand	63.7%	23 029	14 068	6 932
Key figures in the balance sheet and statement of cash flows					
Assets	USD thousand	64.2%	479 458	291 930	241 696
Equity ratio	%	11,6 pp	30.4	18.8	19.0
Net operating cash flow	USD thousand	109.6%	49 807	23 765	- 6 841
Capital investments	USD thousand	76.7%	95 668	54 132	26 572
Operating margins and return on equity					
EBIT profitability ratio	%	-0.6 pp	5.8	6.4	0.6
EBITDA profitability ratio	%	0.1 pp	11.4	11.3	6.1
Return on equity (ROE)	%	-5 pp	22.9	27.9	1.3
Return on average common equity (ROACE)	%	-2.6 pp	12.0	14.6	0.6

Revenue and EBITDA


624
71
428
48
289
18
2006
2005
2004
Revenue
EBITDA

Operating cash flow and capital investments
mln USD


101
50
55
24
28
-7
2006
2005
2004
Capital investments
Net operating cash flow

1. Major Results and Achievements in 2006

- Operating profit (EBIT) increased by 30.9% to USD 36,059 thousand;
- Revenue from passenger transportation increased by 47.7% to USD 395,537 thousand;
- Revenue from helicopter operations increased by 53.9% to USD 193,875 thousand;
- Net operating cash flow doubled and amounted to USD 49,807 thousand;
- The number of transported passengers increased by 28.5% to 2,452 million people;
- The Group's market capitalization more than tripled and exceeded 250,4 mln USD.
- The efficiency of aircraft use increased as the passenger load factor went up by 2.2 percentage points and the commercial load rate rose by 1.1 percentage point.
- Helicopter flight hours grew 11.7%, and the volume of operations in foreign markets increased considerably;
- In 2006, the Group placed its interest-bearing bonds successfully, raising a total of USD 0,11 billion, through its subsidiary UTair-Finance. The proceeds are being used to fund activities and refinance previous borrowings. The coupon rate for the bonds is 10.4%.

2. Competitive Advantages

The Group's major competitive advantages are:

- Diversified business

Balanced development of the passenger transportation and helicopter services business lines provides stable cash flows and maximizes the Group's overall profit. The Company efficiently develops its major business segments and ensures high quality and safety of services through the Group subsidiaries that provide services to the main business lines (an in-flight catering unit, technical facilities etc).

- Extensive route network inside Russia based on several key regional airports

The network allows optimal use of the available aircraft fleet, flexible reaction to demand fluctuations, and growth in the number of transported passengers at rates that are higher than the market as a whole.

- Leading position in regional air passenger markets

Given recent improvements to standards of living, this segment is one of the most promising and overlooked markets in Russia. Enabling regional connections is one of the key factors in the creation of a convenient and optimal route network in the domestic market.

- Extended geography of helicopter operations

Growing the reach of operations allows the provision of high quality helicopter services almost anywhere in the world, provides increased presence in promising markets through an international network of helicopter companies, and makes it easier to withstand competition.

- Leadership in helicopter services in Russia and important contract wins abroad

The Group's unique experience, fleet, and range of services allow it to gain leading positions in Russia and act as a reliable partner for the UN and other international clients..

- Successful credit history

A strong credit history ensures favourable environment for raising funds, extending maturity deadlines and bringing down the cost of borrowing.

3. Market review and status of UTair in the industry

3.1. Air transportations market review

There has been no decrease in demand for air transportation services in the Russian air transportations market in contrast to the world one. In accordance with 2006 year review Russian airlines experienced increase of the transported passengers amount by 8.3%, passenger turnover by 9.48%; and transported cargo volumes by 1.5%. In general air transportations and services market growth rate was 2 times more in 2006 than in the previous year. Main parameters of the market grow quicker than those of the gross domestic product.

According to the predictions of Airbus (one of the world largest aviation equipment manufacturers), average annual volume increase of transportations, performed by Russian air companies, shall constitute 5.3% and within the next 20 years it shall exceed the average world rate, which equals 4.8%.

This optimistic forecast is based on positive evaluation of the possibilities of the Russian internal air transportations market due to continuous growth of the actual people's income. Taking into consideration the ratio of the transported passengers to the country population Russia is far beyond the poorest countries of the Western Europe.

Increase in air transportation volume in the Russian market is taking place together with a stable growth of passenger fleet operations, continuing branch consolidation, aircraft fleet renovation, strengthening requirements of the regulatory authority and significant increase of tariffs on airport services and fuel cost.

In 2006 passengers flow increased by 2% in average, and payload increased by 1.5%.

Main vectors of the air transportation business in Russia are: replacing old and outdated aviation equipment by modern and cost- effective, improving passengers and cargo service, modifying airport infrastructure, decrease of expenses.

3.2. Status of the UTair in the industry

UTair is one of the leading and rapidly developing air carriers among 10 largest airlines in Russia, and it stands firm in domestic passenger market. Scheduled transportations growth rate is 5,1 times more than the unscheduled one and 2,7 times more than average brunch values. In 2006 the share of the UTair in the domestic passenger market equals 11%, which is 2,2 percent points more.

The increase in the amount of the passengers transported by the UTair in 2006 was 3,5 times more than the average market value, and increase in the passenger turnover was 2,5 times more. The Group is the 4th air carrier in Russia concerning the amount of the passengers transported and the 7th air carrier concerning passenger turnover.

The Group of UTair is the absolute leader in the Russian helicopter market, and, taking into consideration higher profitability of the activity, it favorably differs from the air carriers - competitors.

4. Results of Operations and Financial Standing

4.1.1. Results of Operations

The Company's revenues amounted to USD 624,298 thousand in 2006, which is a 45.8% increase on the previous year's figures. EBIT grew 30.9% to USD 36,059 thousand, while EBITDA increased 47.1% and reached USD 71,075 thousand.

The growth in the Company's revenues and financial results was due to higher growth rates in operating indicators compared to the market growth rates and successful achievement of most of the Company's business development goals both in Russia and abroad.

The financial results were adversely affected by a 44.1% increase in the cost of aviation fuel and a 60.9% increase in the costs of airport services compared to the previous year. These costs were 72.5% of the Group's total direct operating expenses in 2006 (compared to 73.0% in 2005).

In combination with fare growth that was lower than the inflation rate, these changes in major cost items resulted in losses for the segment. The passenger transportation segment had a negative financial result[1] of USD 15,644 thousand for the year (compared to negative USD 1,896 thousand for 2005).

Apart from the increase in operating expenses, the financial results of the passenger transportation segment were considerably affected by the Group's entrance into new markets and expansion of its route network. Over 20 new routes were opened in 2006, and the total number of completed flights grew more than 30%.

The Group showed impressive results from helicopter operations due to higher profitability of foreign operations and increased scale of activities. This business segment's financial results grew 91.8% compared to the previous year and amounted to USD 73,700 thousand (USD 38,422 thousand in 2005).

Financial results, mln USD


73.7
5.0
38.4
2.6
3.0
18
- 15.6
- 1.9
- 1.5
2006
2005
2004
Passenger transportation
Helicopter operations
Other types of activities

[1] The segment's financial result is defined as the segment's revenues less the segment's direct costs

Financial result on other business activities in 2006 constituted a negative quantity of 1.5 million USD. In 2005 the result of other operational segment activity was positive: 5.0 million USD. Other activities involve mainly airport services, aircraft maintenance and overhaul, catering.

Deterioration of the financial result on other activities was caused by their reorientation for support of the main business segments with the view of reducing the immediate operating expenses.

The Group's net profit amounted to USD 23,029 thousand in 2006, which is a 63.7% increase compared to the previous yaer.

4.1.2. Accomplishment of Present Goals

The Group's goal is to achieve profitable growth of operations by maximizing its competitive advantages.

The approved business plan for 2006 established goals including an increase in revenue of 38.3% and an increase in the financial result of 31.5%. Accomplishing these goals would have required a 34.3% growth in the number of transported passengers and increases of 1.9% and 13.6% in helicopter operations in Russia and abroad, respectively.

The actual volume of passengers transported grew 28.5% in 2006 and the actual helicopter flight hours went up by 11.7%, and the actual volume of operations abroad increased 2.7 times. As a result, the Group's revenue grew 45.8% and its operating profit (EBIT) grew 30.9%.

Management made plans for further growth in passenger transportation and helicopter flight hours in Russia for 2007. As of 01.10.2007, the number of transported passengers increased 21.1% over the prior year, airline flight hours increased 16.2%, and helicopter flight hours in Russia increased 21.3%. The Company plans to raise revenue by 45.7% and operating profit by 25.2% due to this expansion.

4.2. Revenue and Operating Income

		2006/2005	2006	2005	2004
Passenger transportation	USD thousand	47,7	395 537	267 867	177 442
Helicopter services	USD thousand	53,9	193 875	125 953	86 781
Other sales revenue	USD thousand	1,6	34 886	34 341	24 500
Total revenue	**USD thousand**	**45,8**	**624 298**	**428 161**	**288 723**

4.2.1. Revenue from Passenger Transportation business line

Revenue generated by regular flights increased by 47.0% in 2006 compared to the previous year.

A 2.2% increase in passenger flow, which was reached through the increase in the load factor as well as the optimization and expansion of the route network, contributed to an increase in revenue of 23.9%. A 23.1% increase in revenue from regular flights compared to 2005 was due to a 18.7% growth in an average tariff for passenger transportation.

Revenue from aircraft services related to charter flights grew 52.3%. A 49.6% increase in revenue was due to the growth in the average yield per flight hour. An insignificant positive change in the volumes of operations in this market resulted in an additional 2.8% increase in revenue.


Revenue, mln USD
35
194
396
34
126
268
25
87
177
2006
2005
2004
Passenger transportation
Helicopter operations
Other types of activities

4.2.2. Revenue from Helicopter Operations business line

Revenue from helicopter operations abroad increased 55.5% in 2006.

The figure was mainly influenced by a 36.7% increase in the yield per hour, which resulted in a 41.8% growth in annual revenues. In 2006, the Group started to carry out work under new contracts. Contracts that had been signed previously were extended, and the number of flight hours under those contracts was increased. The influence of these factors resulted in a 13.7% increase in annual revenues.

The strengthening of the rouble against the USD – the major currency used in contracts for foreign operations – was responsible for a 6.0% reduction in revenues in this area.

Revenue from helicopter services in the Russian Federation grew 51.1% in 2006.

The increase in the volume of operations in the Russian Federation caused a 27.4% growth in revenue compared to the previous year. A 18.6% growth in the yield per hour of operations due to the revision of prices in existing contracts resulted in an increase of revenue by 23.7%.

4.2.3. Other segments

The revenue from other business lines increased 1.6% for 2006. Meanwhile realization for the Group business segments increased by 53%, affected with growth in other services rendered in support to the main Group's business segments such as passenger transportation and helicopter operations; the aviation services sector development and increase in volume of services the Group provides to non-Group clients being strategic goals of the Company.

4.3. Operating Expenses

		2006/2005 %	2006	2005	2004
Aviation fuel and other fuels and lubricants	USD thousand	44.1	176 288	122 348	64 132
Airport services	USD thousand	60.9	78 203	48 592	33 280
Passenger services	USD thousand	57.2	22 532	14 334	9 436
Lease of aircraft and equipment	USD thousand	103.5	28 320	13 914	15 207
Aeronautical and meteorological services	USD thousand	34.8	13 325	9 882	7 259
Spare parts and other materials	USD thousand	−48.9	1 791	3 660	4 274
UN mission support	USD thousand	72.2	4 070	2 363	6 457
Other direct operating expenses	USD thousand	39.1	26 518	19 063	30 995
Total direct operating expenses	**USD thousand**	**49.9**	**351 047**	**234 156**	**171 040**
Payroll expenses	USD thousand	50.2	99 652	66 332	52 220
Depreciation and amortization	USD thousand	68.6	35 016	20 765	15 702
Repairs	USD thousand	17.0	27 226	23 273	21 573
Commission fees	USD thousand	27.8	23 072	18 052	10 775
Other operating expenses	USD thousand	37.3	52 226	38 039	15 614
Total operating expenses	**USD thousand**	**46.8**	**588 239**	**400 617**	**286 924**

4.3.1. Direct Operating Expenses

Changes in direct operating expenses for 2006, USD


+49.9%
Spare parts and other materials
Aviation fuel and other fuels and lubricants
Airport services
Lease of aircraft and equipment
Passenger services
Aeronautical and meteorological services
UN mission support
Other direct operating expenses
Change in direct operating expenses for 2006

UTair's expenditures for aviation fuel and other fuels and lubricants grew 44.1% in 2006.

The changes in the route network and the number of aircraft flight hours (volume of operations) caused a 20.5% increase in these expenses. Expenses incurred on aviation fuel and other fuels and lubricants grew another 23.6% due to a 19.6% increase in the unit cost of the purchased fuels.

Expenses on airport services increased by 60.9%..

The increase in the airport charges was caused a 32.5% increase in landing fee rates (the fee charged per ton of Maximum Takeoff Weight, or MTOW). This factor caused a 39.4% percent increase in the total expenses on airport services for 2006. The expansion of the business and the growth in the total number of flights increased these expenses by another 21.5%.

A 103.5% increase in expenses related to the "Lease of aircraft and equipment" compared to the previous year's figures was mainly due to increases in flight operations for both the helicopter unit and the passenger transportation unit, which required additional aircraft to support the existing route network before it can be expanded.

Passenger service expenses in 2006 were 57.2% higher than in 2005.

This change is caused by a 28.5% increase in the number of passengers and the continuous improvement of services rendered aboard aircraft. The average service cost per passenger increased 22.3% in 2006, which caused an overall increase in this item of 28.7%.

Expenses incurred for aeronautical and meteorological support increased 34.8%.

A 21.5% change is caused by the expansion of the business and the growth in the number of flights, whereas an 13.3% increase is due to the growth in charges for aeronautical and meteorological support of flights.

UN mission support expenses grew 72.2%.

An increase in the costs of operating aircraft for these missions is the primary cause of this growth. The Group's average expenses per aircraft in these missions rose 46.6%, causing a 54.8% increase in overall expenses. An additional 17.4% increase was due to the growth in the number of helicopters engaged in the missions and the volume of contractual work.

4.3. 2. Other Operating Expenses

A 50.2% increase in payroll expenses in 2006 was mainly caused by a rise in average salaries. Average annual expense incurred per employee rose 45.5%, causing a 47.0% increase in this expense item.

A 68.6% rise in depreciation and amortization is mainly due to the fixed assets revaluation as well as a considerable increase in our investments in new assets.

Expenses incurred on commission fees payable to travel agents increased 27.8%, which is 0.7 points less than the growth in transportation services rendered in 2006 (28.5%). The main underlying reason for the difference was a 0.5% decrease in average commission fees per passenger. The average commission percentage payable per each rouble of revenues went down by 0.9 pp in 2006.

Major changes in other operating expenses component in 2006 were due to increases in business trip expenses, tax payments, consulting and legal services fees, and staff training costs.

Change in operating expenses for 2006, mln USD


+ 46.8%
Increase in direct operating expenses
Increase in payroll expenses
Increase in depreciation and amortization
Increase in agent payments
Increase in repair expenses
Increase in other expenses
Changes in expenses for 2006

UTair business trip expenses increased 41.9% as a result of growth in the number of personnel engaged in the UN missions and an increase in the volume of work under contract.

An increase of nearly 74.7% in expenses incurred on consulting and legal services compared to the previous year was mainly caused by transactions to acquire new types of aircraft (ATR-42) as well as costs incurred to arrange two new bonded loans.

Staff training expenses increased by more than 15 times in 2006, which is due to the introduction of new types of foreign-built aircraft to the fleet

Taxes that are subject to be included into the operating expenses increased by 100.9% compared to 2005. This resulted from the change in the ground rent rates, a larger taxable base and charges payable to the social insurance fund for the prevention of injuries and professional illnesses. Another reason for this increase is the growth in UTair property tax payments related to its considerable investments into fixed assets.

4.4. Cash Flow and Capital Costs

The UTair Group's operating cash flow is insufficient to fund our rapid growth in operations and the implementation of a program to upgrade and expand the fleet of modern aircraft. In 2006, we raised 55,110 thousand USD of borrowed funds, which is 49.1% more than in 2005.

Due to the doubling of net operating cash flow to USD 49,807 thousand and the Group's successful borrowing activities, a total of USD 95,668 thousand was invested into fixed assets in 2006, which is 76.7% more than the previous year's level. Capital investments made in 2006 were 2.9 times the amount of fixed asset depreciation.

During last years the basic investments were expended to renew and upgrade of fleet. In 2006 capital investments were allotted in the following ratio: 31.4% was invested to acquisition of aircrafts, 17.7% - to overhaul-period renewal of gilders and engines, 29.5% - to acquisition of airplane units, engines and other aeronautical equipment.

Other significant changes in our investment activities include a significant increase in funds granted to third parties in the form of short-term loans. Some of these loans were granted within the UTair Group's operating activities and were related to maintaining leased aircraft. Other loans are connected with short-term operations to manage the Group's temporary free funds.

A 4-fold growth in profit tax payments is a direct result of a considerable improvement in the UTair Group's financial result and corresponding growth in its taxable profit.

Cash flow, mln USD


101
50
55
35.0
55
24
37
21
28
-7
43
16
2006
2005
2004
Capital investments
Net borrowed funds
Net operating cash flow
Fixed assets depreciation

Capital investments. mln USD


11.2
3.8
6.5
79.4
7.2
7.3
4.8
35.3
3.0
2.2
7.9
14.4
2006
2005
2004
Aerotechnics and engines
Buildings
Construction in progress
Others

4.5. Assets and Liabilities

Changes in non-operating assets were due to UTair's significant investments in the renewal of fixed assets and maintenance of aircraft to ensure their flightworthiness as well as due to the revaluation of assets.

Changes in other operating assets were primarily connected to the increase in inventory of 38.6% compared to last year and considerable profit tax liabilities in the budget, which increased more than 2.8 times in 2006. The growth in inventory is due to the increase in the volume of transportation services and the purchase of spare parts and other materials needed by the increased fleet of aircraft.

The optimization of work with counterparties made it possible to increase the accounts receivable turnover 1.3 times in 2006.

Changes in UTair's capital structure were caused by the revaluation of assets and the related 2.3-fold change in the reserve for revaluation, as well as the decrease in total deficit due to positive financial results reached in 2006.

As UTair met the conditions for restructuring its tax payments, the previously- restructured penalties and interest totalling 10,792 thousand USD were written off by tax authorities in 2006. Thus, the total amount of the restructured tax liabilities was redeemed as of December 31, 2006 and the said amount was recorded in the income statement as a profit from writing off previously accounted for liabilities.

The placement of long-term interest-bearing bonds for a total of USD 0.11 billion enabled radical changes in the UTair Group's loan portfolio. As a result of debt restructuring, short-term liabilities related to loans and borrowings were decreased by 34.4% or 48,124 thousand USD. The growth in long-term liabilities on the balance sheet was also caused by a 2.3-fold increase in deferred tax liabilities, which mostly resulted from the revaluation of assets.

Structure of assets, mln USD


343
9
122
180
8
101
154
10
77
2006
2005
2004
Non-operating
Other operating assets
Liquid assets

Liabilities and capital structure, mln USD


146
162
172
55
20
217
46
72
124
2006
2005
2004
Share capital
Short-term liabilities
Long-term liabilities

5. Financial Strategy

Due to our intensive growth in operations, which is considerably faster than average market figures, we are actively using external sources of funding. Our loan-related debt increased 46.7%, or 68,271 thousand USD, in 2006 and amounted to 214,464 thousand USD.

The Group is consistent in its policy of restructuring its loan-related debt and reducing the cost of borrowing. As of December 31, 2006 the share of short-term loans in total debt was 42.7% (compared to 95.6% in the previous year), and the weighted average cost of debt was decreased by 0.54 percentage points from 2005.

The Group's total interest expenses on loans and debt increased 38.3%, or USD 4,775 thousand, in 2006 and reached USD 17,229 thousand. Interest payments amounted to 2.8% of revenues and 47.8% of operating profit (EBIT) compared to 2.9% and 45.2% in 2005, respectively.

Long-term fixed-price supply contracts are used to minimize the effects of increases in resource prices.

The UTair's prospects involve further use of the borrowed reserves for financing investment programs and operating activity. At the same time the UTair management considers that the main priorities in debt management are further improvement of the credit portfolio structure and decrease of borrowing costs, viz. increase of long-term share and substitution of part of ruble-denominated obligations by those denominated in US-dollars. Increase of currency credit share is economically sound when there is constant growth in the Group "UTair" incomes denominated in foreign currency. With this regard the Group leads development of several projects on involvement of the international financing (bank credits for the fleet renewal and credit link notes placement).



Financial Statements

Management's Statement of Responsibility for Financial Reporting

The consolidated financial statements of the UTair Aviation Joint-Stock Company (the "Group") have been prepared by the management, which is responsible for the substance and objectivity of the information contained therein.

In preparing the financial statements, management is responsible for selecting suitable accounting principles and applying them consistently; making judgments and estimates that are reasonable and prudent; stating whether IFRS have been followed subject to any material departures disclosed and explained in the financial statements; and preparing the financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue its business for the foreseeable future.

Management is also responsible for designing, implementing and maintaining an effective and sound system of internal controls across the Group; maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the financial statements of the Group comply with IFRS; maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates; taking steps to safeguard the assets of the Group; and preventing and detecting fraud and other irregularities. In doing so, the Group established the audit committee with the aim to increase the effectiveness of the internal controls and improve the corporate government practices.

The management of the Group conducts business in the interests of the shareholders and in awareness of its responsibilities toward employees, communities and the environment in all the regions in which we operate. Among the management's priorities is increasing the effectiveness of the aviation business, profitability of the Group and therefore wealth of the shareholders.

Martirosov A.Z. — Chief Executive Officer

Pozdnyakov V. A. — Chief Accountant

30 August 2007

ERNST & YOUNG

Independent Auditors' Report

To the Shareholders and Board of Directors of UTair Aviation Joint-Stock Company:

We have audited the accompanying consolidated financial statements of UTair Aviation Joint-Stock Company and its subsidiaries ("the Group"), which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

(i) As discussed in Note 3 to the consolidated financial statements, the Group has used a revaluation model for measuring its property, plant and equipment. The Group's associates referred to in Note 10 to the consolidated financial statements carry their property, plant and equipment at cost. The Group has not adjusted the associate's accounts when applying the equity method of accounting to conform the associate's accounting policy to those of the Group as required by IAS 28 "Investments in associates". The effect of this departure from the International Financial Reporting Standards has not been determined.

(ii) The Group has not disclosed the name of its ultimate controlling party as required by IAS 24 "Related party disclosures".

Qualified Opinion

In our opinion, except for the effect on the consolidated financial statements of the matter described in the Basis for Qualified Opinion paragraph (i) and except for the omission of the information referred to in the Basis for Qualified Opinion paragraph (ii), the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2006, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

We draw attention to the Notes 1, 2 and 3 to the consolidated financial statements. The functional currency of the Company is Russian Ruble. The presentation currency of the accompanying consolidated financial statements is the United States Dollar. The accompanying consolidated financial statements were issued in addition to the consolidated financial statements presented in Russian Rubles. We have audited and reported separately on those consolidated financial statements presented in Russian Rubles and issued our audit report dated September 15, 2007, which was qualified for the departure (i) from IAS 28 and (ii) IAS 24 as described in this report.

September 15, 2007
Ernst & Young

Ernst & Young LLC

Consolidated Balance Sheet at 31 December 2006 (in thousands of US Dollars)

	Notes	2006	2005 As restated
ASSETS			
Non-current assets			
Property, plant and equipment	8	333,999	172,265
Intangible assets		491	471
Net investment in lease - long-term	9	2,821	3,294
Investments in associates	10	4,508	3,627
Available-for-sale investments	11	306	220
Other assets		994	206
		343,119	180,083
Current assets			
Inventories	12	34,829	25,132
Accounts receivable and prepayments	13	78,962	73,543
Net investment in lease - short-term	9	4,918	2,469
Available-for-sale investments	11	1,150	1,922
Income tax receivable		7,171	2,554
Loans issued		1,285	-
Cash and cash equivalents	14	8,024	6,227
		136,339	111,847
Total assets		479,458	291,930
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	20	112,145	112,145
Treasury shares		(546)	(485)
Surplus from reissuance of treasury shares		451	451
Accumulated deficit	20	(87,204)	(107,716)
Foreign currency translation reserve		15,139	3,907
Assets revaluation reserve		102,357	44,241
Minority interest	27	3,5071	2,456
Total equity		145,849	54,999
Non-current liabilities			
Long-term borrowings	15	122,853	6,458
Long-term taxes payable	16	-	533
Deferred tax liability	26	34,876	9,657
Post-employment benefits	19	2,779	1,859
Other non-current liabilities		1,104	1,560
		161,612	20,067
Current liabilities			
Trade and other payables	17	51,819	44,776
Short-term borrowings	15	91,611	139,735
Other taxes payable	16	14,131	22,690
Advances from customers and deferred revenue	18	14,436	9,663
		171,997	216,864
Total liabilities		333,609	236,931
		479,458	291,930

Martirosov A.Z. Chief Executive Officer

Pozdnyakov V. A. Chief Accountant

30 August 2007

Consolidated Income Statement For the year ended 31 December 2006
(in thousands of US Dollars)

	Notes	2006	2005 As restated
Revenue			
Flight revenue		589,412	393,820
Other revenue		34,886	34,341
Total operating revenue	21	624,298	428,161
Direct operating expenses	22	(351,047)	(234,156)
Personnel expenses	23	(99,652)	(66,332)
Depreciation and amortization	8	(35,016)	(20,765)
Repair expenses		(27,226)	(23,273)
Commissions		(23,072)	(18,052)
Impairment of doubtful debts	13	2,447	(1,539)
Other operating income/(expenses), net	24	(54,673)	(36,500)
Total operating expenses		(588,239)	(400,617)
Operating profit		36,059	27,544
Interest income/ (expenses), net	25	(19,682)	(15,553)
Gain on restructuring of tax debt and other borrowings	16	10,792	2,594
Share of result of associates	10	810	687
Net foreign exchange gain/(loss)	30	(1,552)	152
Profit before income tax		26,427	15,424
Income tax expense	26	(3,398)	(1,356)
Profit for the year		23,029	14,068
Attributable to:			
Equity holders of the parent		21,855	13,590
Minority interests	27	1,174	478
Earnings per share (in US Dollars)			
- basic and diluted, for profit for the year attributable to equity holders of the parent	28	0.04	0.02

Martirosov A.Z. Chief Executive Officer

Pozdnyakov V. A. Chief Accountant

30 August 2007

Consolidated Statement of Cash Flows For the year ended 31 December 2006
(in thousands of US Dollars)

	Notes	2006	2005 As restated
Cash flows from operating activities:			
Profit before income tax		26,427	15,424
Adjustments for:			
Depreciation of property, plant and equipment and amortization of intangible assets	8	35,016	20,765
Amortization of discount attributable to restructured tax debts	25	185	589
Allowance for impairment of receivables	13	(2,447)	1,539
Other provisions, allowances and pensions		8,245	1,391
Gain on restructuring of tax debt and other borrowings	16	(10,792)	(2,594)

	Notes	2006	2005 As restated
Loss on disposal and revaluation of property, plant and equipment		4,775	1,103
Interest expense	25	20,697	15,629
Interest income	25	(1,200)	(665)
Share of result of associates, before tax	10	(810)	(687)
Operating cash flows before working capital changes		80,096	52,494
Decrease/(increase) in accounts receivable and prepayments		2,985	(13,835)
Increase in inventories		(9,227)	(12,528)
Increase in accounts payable, advances and other payables		4,391	17,472
Increase in taxes payable and receivable		(2,194)	(3,180)
Cash generated from operations		76,051	40,423
Income tax paid		(5,754)	(1,369)
Interest paid		(20,490)	(15,289)
Net cash from operating activities		49,807	23,765
Cash flows from investing activities:			
Purchase of property, plant and equipment		(95,668)	(54,132)
Proceeds from the sale of property, plant and equipment		136	3,404
Increase in net investments in lease		(1,393)	(3,472)
Short-term loans provided to third parties		(12,150)	(1,768)
Short-term loans repaid by third parties		7,641	1,768
Investments acquisition		(1,177)	-
Investments disposal		100	-
Acquisition of minority interest in the subsidiary		(9)	-
Dividends received	10	51	37
Interest received		852	665
Net cash used in investing activities		(101,617)	(53,498)
Cash flows from financing activities:			
Proceeds from borrowings		404,054	242,962
Repayment of borrowings		(348,944)	(205,991)
Repayment of long-term taxes restructured		(412)	(1,207)
Purchase of treasury shares		(61)	(51)
Dividends paid to minority shareholders	27	(63)	(64)
Dividends paid to equity holders of the parent		(1,496)	(1,119)
Net cash from financing activities		53,078	34,530
Effect of exchange rate changes on cash and cash equivalents		529	(140)
Net increase in cash and cash equivalents		1,797	4,657
Cash and cash equivalents at the beginning of the year	14	6,227	1,570
Cash and cash equivalents at the end of the year	14	8,024	6,227

Martirosov A.Z. Chief Executive Officer   Pozdnyakov V. A. Chief Accountant

30 August 2007

Consolidated Statement of Changes in Equity For the Year Ended 31 December 2006
(in thousands of US Dollars)

	Attributable to equity holders of the parent										
	Notes	Share capital	Treasury shares	Surplus from reissuance of treasury shares	Retained earnings	Foreign currency translation reserve	Revaluation reserve	Total	Minority interests	Total equity
Balance at 31 December 2004 (as previously reported)		112,145	(434)	451	(110,328)	5,780	36,299	43,913	2,041	45,954
Retrospective adjustments	5	–	–	–	(9,835)	–	7,942	(1,893)	–	(1,893)
Balance at 31 December 2004 (as restated)		112,145	(434)	451	(120,163)	5,780	44,241	42,020	2,041	44,061
Purchase of treasury shares		–	(51)	–	–	–	–	(51)	–	(51)
Profit for the year (as restated)		–	–	–	13,590	–	–	13,590	478	14,068
Foreign currency translation reserve		–	–	–	–	(1,873)	–	(1,873)	–	(1,873)
Dividends to minority shareholders		–	–	–	–	–	–	–	(63)	(63)
Dividends to equity holders of the parent		–	–	–	(1,143)	–	–	(1,143)	–	(1,143)
Balance at 31 December 2005 (as restated)	20	112,145	(485)	451	(107,716)	3,907	44,241	52,543	2,456	54,999
Purchase of minority interest		–	–	–	51	–	–	51	(60)	(9)
Assets revaluation as of 01.01.2006		–	–	–	–	–	58,116	58,116	–	58,116
Purchase of treasury shares		–	(61)	–	–	–	–	(61)	–	(61)
Profit for the year		–	–	–	21,855	–	–	21,855	1,174	23,029
Foreign currency translation reserve		–	–	–	–	11,232	–	11,232	–	11,232
Dividends to minority shareholders		–	–	–	–	–	–	–	(63)	(63)
Dividends to equity holders of the parent		–	–	–	(1,394)	–	–	(1,394)	–	(1,394)
Balance at 31 December 2006	20	112,145	(546)	451	(87,204)	15,139	102,357	142,342	3,507	145,849

Martirosov A.Z. Chief Executive Officer

Pozdnyakov V. A. Chief Accountant

30 August 2007

1. Corporate Information

UTair Aviation Joint Stock Company ("the Company" or "UTair") and its subsidiaries (collectively "the Group") provide cargo and passenger services using helicopters and aircrafts as well as aviation services. The Group operates the air fleet of more than 300 aircrafts and helicopters. Cargo and passengers aircraft transportation is performed within Russia, CIS and far-abroad. The Group provides helicopters services in Russia mainly to the oil- and gas companies, abroad – to the United Nations Organization (UN). The main aviation services are: catering, airport services, repairs and maintenance of the air fleet, air ticketing and aeronautical personnel training.

The parent company UTair was incorporated as an open joint stock company in the Russian Federation on 28 October 1992. The registered office of the Company is: 628012, Russia, Tyumen oblast, Khanty-Mansijsk autonomous district – Ugra, Khanty-Mansijsk, Airport.

As of 31 December the Company's ordinary shares were owned by:

Name	2006 % share	2005 % share
"La Manche" LLC (Russia)	19.99%	19.99%
"Triseltco" LLC (Russia)	19.84%	19.84%
"Polint" LLC (Russia)	18.80%	18.80%
"Krajel" LLC (Russia)	17.00%	17.00%
Individuals	15.60%	16.80%
Other legal entities	7.45%	6.25%
Treasury shares	1.32%	1.32%

The Company has the following principal subsidiaries, which are included into the consolidated financial statements:

Entity	Activity	2006 % share	2005 % share
"Zentr Realizazii Perevozok I Uslug" LLC	General agent for air ticket sales	100%	100%
"UTair-Leasing" LLC	Leasing company	100%	100%
"Zentr Professionalnoj Podgotovki" NF	Education and certification services for cockpit personnel	100%	100%
"Tjumenjspezavia" CJSC	Air carrier	100%	100%
"Tjumenjaviatechsnab" LLC	Fixed assets and inventories supply	100%	100%
"Zentr Aviazionnoj Bezopasnosti" LLC	Organization of the Group's security	100%	100%
"UTair-Finance" LLC	Finance services	100%	100%
"UTair-Technic" LLC	Air fleet repairs	100%	100%
UTair South Africa (Pty) Ltd. (South African Republic)	Transportation services and technical support and maintenance of air fleet	100%	100%
UT Project Services Private Ltd. (India)	Transportation services and technical support and maintenance of air fleet	100%	100%
Ukrainian Handling Company (Ukraine)	Transportation services and technical support and maintenance of air fleet	100%	100%
"UTair-Ufa" LLC	Representative office	100%	-
"UTair-Samara" LLC	Representative office	100%	-
"Tobolskavia" LLC	Airport services	100%	-
"UTair-Express" LLC (in 2005 - "Komiinteravia" JSC)	Air carrier	100%	98.4%
"UKair" LLC	Management services	50%	-
"Irtyshaviatrans" LLC	Air carrier	100%	73%
"Zavod Nr. 26" JSC	Repair and maintenance of air fleet	55.8%	55.8%
"Zapadno-Sibirskoe Agentstvo Vozdushnyh Soobcheny" LLC	Sale of air tickets	51%	51%

All companies of the Group are incorporated under the laws of the Russian Federation except for subsidiaries in South Africa, India and Ukraine.

In 2006 the Group purchased the minority shares in "Komiinteravia" JSC after which the company was reorganized into a limited liability company and its name was changed to "UTair-Express" LLC.

In 2006 the Group registered "UTair-Ufa" LLC and "UTair-Samara" LLC. These companies were established as a result of optimization of the UTair Group structure for the purposes of representation of interest of the Company in the cities of Ufa and Samara, organization and sale of domestic and international flight tickets, attraction and arrangement of special aerial works, organization of arrival and departure of passengers, shipment of luggage, cargo and mail. The Group also registered "Tobolskavia" LLC which provides airport services in Tobolsk airport (Tyumen region).

At 31 December 2006 the Group employed approximately 7,9 thousands of employees (31 December 2005: 7,6). The Group's facilities are based in Tyumen oblast, as well as in Moscow, Syktyvkar, Samara and Ufa. The facilities of the Group's foreign subsidiaries are based in South African Republic, India and Ukraine.

The consolidated financial statements of UTair Aviation Joint-Stock Company for the year ended 31 December 2006 were authorized for issue by the executive body of the Company, on 30 August 2007.

2. Basis of Preparation of the Financial Statements

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Basis of Accounting

Russian subsidiaries of the Group registered in Russian Federation maintain their accounting records in Russian Rubles ("RR") and prepare their statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation. The subsidiaries of the GroupSubsidiaries registered outside the Russian Federation maintain their accounting records in respective currencies in accordance with the local or statutory requirements of the jurisdictions in which they are incorporated. The financial statements are based on the statutory accounting records, with adjustments and reclassifications recorded for the purpose of fair presentation in accordance with IFRS. The principal adjustments relate to (1) expense and revenue recognition, (2) valuation allowances for unrecoverable assets, (3) depreciation and valuation of property and equipment, (4) accounting for income taxes, (5) measurement of financial instruments.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

Changes in Accounting Policies

The accounting policies adopted are generally consistent with those of the previous financial year except that the Group has adopted those new/revised standards mandatory for financial years beginning on or after 1 January 2006.

Also for the purposes of unification of accounting policies, starting from 1 January 2006 the Group determines the cost of fuel and other inventories by the FIFO method (before 1 January 2006 the Group determined the cost of fuel on the weighted average basis and the cost of other inventories – using the FIFO method). The Group estimated the effect of this change of accounting policies as insignificant and, as a result, did not make retrospective adjustments related to this change of accounting policies.

The changes in accounting policies result from adoption of the following new or revised standards:

- IAS 19 (amended 2005) "Employee benefits";
- IAS 21 (amended 2005) "The Effects of Changes in Foreign Exchange Rates";
- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement";
- IFRIC 4 "Determining whether an Arrangement contains a Lease";
- IFRIC 5 "Rights to Interests Arising from Decommissioning , Restoration and Environmental Rehabilitation Funds".

The principal effects of these changes in policies are discussed below.

IAS 19 (amended 2005) "Employee Benefits"

As of 1 January 2006, the Group adopted the amendments to IAS 19. As a result, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change has resulted in additional disclosures being included for the years ending 31 December 2006 and 31 December 2005 but has not had a recognition or measurement impact, as the Group chose not to apply the new option offered to recognize actuarial gains and losses outside of the income statement.

IAS 21 (amended 2005) "The Effects of Changes in Foreign Exchange Rates"

As of 1 January 2006, the Group adopted the amendments to IAS 21. As a result, all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognized in a separate component of equity in the consolidated financial statements regardless of the currency in which the monetary item is denominated and of which Group entity transacts with the foreign operation. This change has had no significant impact as at 31 December 2006 or 31 December 2005.

IAS 39 "Financial Instruments: Recognition and Measurement"

The amendments to IAS 39 in 2005 included the following:

- required the inclusion of financial guarantee contracts issued;
- permitted the foreign currency risk of a highly probable forecast intra-group transaction to qualify as the hedged item in cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the financial statements;
- restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss.

These amendments did not have an effect on the Group's financial statements.

IFRIC 4 "Determining Whether an Arrangement Contains a Lease"

IFRIC 4 provides guidance for determining whether arrangements are, or contain, leases that should be accounted for in accordance with IAS 17. If the arrangements comprise a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments. The adoption of this IFRIC Interpretation as of 1 January 2006 has not had a significant impact on the Group as at 31 December 2006 or 31 December 2005.

IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"

IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning assets or in undertaking environmental restoration or rehabilitation. As the Group does not currently operate in a country where such funds exist, this interpretation has had no impact on the financial statements.

IFRSs and IFRIC Interpretations Not Yet Effective

The Group has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

- IFRS 7 "Financial Instruments: Disclosures";
- IAS 1 (amended 2005) "Presentation of Financial Statements - Capital Disclosures";
- IFRIC 8 "Scope of IFRS 2";
- IFRIC 9 "Reassessment of Embedded Derivatives";
- IFRIC 10 "Interim Financial Reporting and Impairment";
- FRIC 11 "IFRS 2 - Group and Treasury Share Transactions".

IFRS 7 "Financial Instruments: Disclosures" replaces the disclosure requirements of IAS 32 and must be applied for annual reporting periods that commence on or after 1 January 2007.

The amendment of IAS 1 "Presentation of Financial Statements – Capital Disclosures" requires disclosures regarding an entity's objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after 1 January 2007.

IFRIC 8 clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instrument granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after 1 May 2006.

IFRIC 9 clarifies that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract.

Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. An entity shall apply this interpretation for annual periods beginning on or after 1 June 2006.

Applying IFRIC 10, an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. An entity shall apply this interpretation for annual periods beginning on or after 1 November 2006.

IFRIC 11 addresses the issue as to whether certain transactions should be accounted for as equity-settled or as cash-settled under the requirements of IFRS 2, and concerns the accounting treatment for share-based payment arrangements that involve two or more entities within the same group. An entity shall apply this interpretation for annual periods beginning on or after 1 March 2007.

The Group expects that the adoption of the pronouncements listed above will have no significant impact on the Group's result of operations and financial position in the period of initial application. The adoption of IFRS 7 will significantly affect the disclosures relating to financial instruments as presented in the notes to the financial statements.

Inflation Accounting

The Russian economy was considered hyperinflationary until 31 December 2002. As such, the Group applied IAS29 "Financial Reporting in Hyperinflationary Economies". The effect of applying IAS 29 is that non-monetary items, including components of equity, were restated to the measuring unit current at 31 December 2002 by applying the relevant inflation indices to the historical cost, and that these restated values were used as a basis for accounting in subsequent periods.

Going Concern

As of 31 December 2006, the Group's current liabilities were 171,997 and exceeded current assets by 35,658. In 2007 the Group is working on debt restructuring and lowering interest rate on borrowed funds and initiated cost cutting program. Based on these facts and taking into account the positive changes in the Group's profitability in 2006 (net income for the year ended 31 December 2006 was 23,029, and in particular operating profit was 36,059) and positive equity as well as positive cash flow from operating activities for the year ended 31December 2006 (49,807), management believes that the accompanying consolidated financial statements were appropriately prepared on the basis of accounting principles applicable to a going concern, which assumes that the Group will continue operations in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. If going concern assumptions were not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities and in the reported revenues and expenses.

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Group's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Group's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the income statement.

Increases in Ownership Interests in Subsidiaries

The differences between the carrying values of net assets attributable to interests in subsidiaries acquired and the consideration given for such increases are charged or credited to retained earnings.

In 2006 the Group purchased minority shares in "Komiinteravia" JSC, thus increasing its share in this subsidiary to 100%. In December 2006, "Komiinteravia" JSC was reorganized into "UTair-Express" LLC. As a result of this operation the retained earnings of the Group as of 31 December 2006 increased by 51.

3.2 Investments in Associates

Associates are entities in which the Group generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognised at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Group's share of net assets of the associate.

The Group's share of its associates' profits or losses is recognised in the income statement, and its share of movements in reserves is recognised in equity. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group is obliged to make further payments to, or on behalf of, the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3 Investments and Other Financial Assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial investments, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets at initial recognition.

All regular way purchases and sales of financial assets are recognised on the trade date, which is the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Investments classified as held for trading are included in the category "financial assets at fair value through profit or loss'. Investments are classified as held for trading if they are acquired for the purpose of selling in the near term. Gains or losses on investments held for trading are recognised in income. During the period the Group did not hold any investments in this category.

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. During the period the Group did not hold any investments in this category.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Reversals of impairment losses in respect of equity instruments are not recognised in the income statement. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

3.4 Cash and Cash Equivalents

Cash in the balance sheet comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less.

3.5 Trade and Other Receivables

Trade receivables, which generally have a short term, are carried at original invoice amount less an allowance for any uncollectible amounts. Allowance is made when there is objective evidence that the Group will not be able to collect the debts.

3.6 Value-Added Tax

The tax authorities permit the settlement of sales and purchases value added tax (VAT) on a net basis.

Value-Added Tax Payable

Prior to 2006, VAT was payable by the Group to tax authorities upon collection of receivables from customers. VAT on purchases, which had been settled at the balance sheet date, was deducted from the amount of VAT payable. In addition, VAT related to sales which had not been collected, and therefore currently not due, at the balance sheet date was included in the VAT payable line item.

Starting from 2006, VAT is payable upon invoicing and delivery of goods, performance of work or rendering of services, as well as upon collection of prepayments from customers. VAT on purchases, even if they have not been settled at the balance sheet date, is deducted from the amount of VAT payable.

Where provision has been made for impairment of receivables, the impairment loss is recorded for the gross amount of the debtor, including VAT.

Value-Added Tax Recoverable

VAT recoverable arises when VAT related to purchases exceeds VAT related to sales.

In addition, prior to 2006, the VAT recoverable line item included VAT related to purchases, which had not been settled at the balance sheet date, and to property, plant and equipment not yet put into operation. However, this amount was reclaimable against VAT related to sales only upon payment for the purchases and putting property, plant and equipment into operation.

3.7 Inventories

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is determined on the FIFO method basis. Net realizable value is the estimated selling price in the ordinary course of business, less costs necessary to make the sale.

3.8 Property, Plant and Equipment

Aircraft, Helicopters, Engines and Buildings

Aircraft, helicopters, engines and buildings are measured at fair value less depreciation. Following initial recognition at cost, they are carried at a revalued amount which is the fair value at the date of the revaluation less any subsequent accumulated depreciation and accumulated impairment losses. The Group involved independent appraisers to determine the fair value of aircraft, engines and buildings. The most recent valuation was performed on 1 January 2006.

Any revaluation surplus is credited to the asset revaluation reserve included in the equity section of the balance sheet. Any revaluation deficit directly offsetting a previous surplus in the same asset is directly offset against the surplus in the asset revaluation reserve.

Rotables

Rotables acquired both as a part of aircraft and separately are recorded as property, plant and equipment and amortized according to their useful life (generally 5 years).

Equipment and Assets under Construction

Other equipment is recorded at purchase or construction cost.

Impairment

At each reporting date management assess whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount, which is determined as the higher of an asset's net selling price and its value in use.

The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the income statement. An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the assets recoverable amount.

Depreciation

Depreciation for aircraft, helicopters and engines is computed using the straight-line method over the remaining useful lives defined in years by independent appraisers for each specific aircraft and engine. The remaining useful life varies from 1 to 23 years.

Depreciation for other property and equipment groups is computed using the straight-line method over the following estimated useful lives:

Buildings	20 to 57 years
Equipment	8 years
Rotables	5 years
Furniture	5 years
Vehicles	5 years
Office equipment	3 years

Accounting for Major Overhauls

Consistent with IAS 16 "Property, Plant and Equipment" the Group identifies as a separate component of its aircraft and engines an amount representing major overhaul and depreciates that component within the period to the next major overhaul to reflect the consumption of benefits, which are replaced or restored by the subsequent major overhaul. Amounts spent on major maintenance overhauls are subsequently capitalised as a separate component of an aircraft or an engine with a different useful life.

Repair and Maintenance

Repair and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalized, and the assets replaced are retired. Gains and losses arising from the retirement of property, plant and equipment are included in the income statement as incurred.

Borrowing Costs

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

3.9 Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic lives of 2-5 years and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3.10 Borrowings

Borrowings are initially recognized at the fair value of consideration received, net of directly attributable transaction costs. After initial recognition, borrowings are measured at amortized cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

3.11 Deferred Income Taxes

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3.12 Foreign Currency Transactions

The consolidated financial statements are presented in Russian Ruble which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recognized in the functional currency at the exchange rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to profit and loss. Non monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

The functional currency of the foreign operations is the United States Dollar (USD), South African Rand ("rand") and the Indian Rupee ("rupee"). As at the reporting date, the assets and liabilities of these foreign subsidiaries are translated into the presentation currency of the Group (the Russian Ruble) at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in the equity relating to that particular foreign operation is recognized in the income statement.

On 30 August 2007 the Group authorized and issued its consolidated financial statements as of 31 December 2006 and for the year then ended prepared in accordance with IFRS and presented in Russian Rubles. The presentation currency of these financial statements, issued as a supplement to the financial statements prepared in Russian Rubles, is US Dollar (US$). As of the reporting date, the assets and liabilities of the Group are translated into the presentation currency of the Group at the rate of exchange ruling at that balance sheet date (31 December 2006: 26,3311 Russian Rubles for 1 US$; 31 December 2005: 28,7825), and its income statements and cash flows are translated at the weighted average exchange rate for the respective year (2006: 27,1896 Russian Rubles for 1 US$; 2005: 28,2849). The equity items (other than those resulting from income and expenses recognised for the period) are translated at historical rates of exchange (rate ruling at the transaction date).

The exchange differences arising on the initial translation as of the date of transition to IFRS – 1 January 2003 – are included into the accumulated deficit as of that date. The exchange differences arising on the translation after 1 January 2003 are taken directly to foreign currency translation reserve, a separate component of equity.

3.13 Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is realized as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3.14 Equity

Share Capital

Ordinary shares are classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognized also as share premium.

Treasury Shares

Where the Company or its subsidiaries purchases the Company's shares, the consideration paid, including any attributable transaction costs, net of income taxes, is deducted from equity as treasury shares until they are cancelled or reissued. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Group's own equity instruments. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity. Treasury shares are stated at weighted average cost.

Minority Interests

Minority interest represents the interest in subsidiaries not held by the Group. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair value of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented within the shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiaries unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Group.

3.15 Revenue Recognition

Operating revenues comprise the invoiced value of airline and other services, net of any discounts and taxes.

Revenue from sales of tickets for regular flights is recognized in the period in which the service is provided. Unearned revenue represents tickets sold but not yet flown and is included in deferred income. It is released to the income statement as passengers fly. Unused tickets are recognized as revenue each year.

Sales of other services (cargo, charters, airport and technical support services) are recognized in the period the services are provided.

3.16 Employee Benefits

Post-Employment Benefits

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective labor agreements. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age, the completion of a minimum service period and the amount of the benefits stipulated in the collective labor agreements. The entitlement to some benefits is conditional on the period during which a retiree's constant residence remains in the regions where the Group's entities are located.

The liability recognized in the balance sheet in respect of post-employment benefits is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs..

The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the benefits is determined by discounting the estimated future cash outflows using interest rates of high-reliable government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related obligations.

Actuarial gains and losses are recognized in the income statement in the period in which they occur. The past service cost is recognized as an expense on a straight line basis over the average period until the benefits become vested.

State Pension Scheme

In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred.

Other Expenses

The Group incurs employee costs related to the provision of benefits such as health services, kindergartens and other services. These amounts principally represent an implicit cost of employment and, accordingly, have been charged to cost of sales.

3.17 Leases

One of the Group's subsidiaries is a easing company entering into finance and operating lease agreements as a lessor. The leasing operations within the Group are eliminated during the consolidation.

Finance Lease

When assets are sold to the non-Group companies under a finance lease, the present value of the lease payments ("net investment in leases") is recognized as a receivable.

The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. Lease income is recognized over the term of the lease using the net investment method, which reflects a constant periodic rate of return. The net investment in the lease and the related obligation to purchase the asset are recorded when the lease contract is signed. Any advance payments made by the lessee prior to commencement of the lease reduces the net investment in the lease.

Provisions against net investment in leases are based on the evaluation by management of the collectibility of the net investment in leases. Specific provisions are made against amounts whose recovery has been identified as doubtful. The aggregate provisions made as of the year-end are charged against statement of income for the year.

Settlements on equipment purchased for leasing purposes are recognized when the Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Operating Lease

Payments made under operating leases are charged against income in equal instalments over the period of the lease.

Government Grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as other income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

4. Significant Accounting Judgments and Estimates

4.1 Leases

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimates, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Consolidation of a Special Purpose Entity (SPE)

"UKair" LLC, with a 50% share belonging to the Group, was incorporated in 2006. The Group determined that the substance of the relationship between the Group and "UKair" LLC, a special purpose entity, indicates that "UKair" LLC is controlled by the Group. As a result this entity has been included in the Group's accounts as of 31 December 2006.

4.2 Estimation Uncertainty

The preparation of the financial statements requires management to make judgmental estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful Life of Property, Plant and Equipment

The Group assesses the remaining useful lives of items of property, plant and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". These estimates may have a material impact on the amount of the carrying values of property, plant and equipment and on depreciation recognized in profit or loss.

Impairment of Property, Plant and Equipment

The Group assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. An asset's recoverable amount is the higher of an asset's or cash generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets. In 2006, the Group recognized no impairment loss of property, plant and equipment (2005: none)

The determination of impairment of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by the management. Methods used to determine the value in use include discounted cash flow-based methods, which require the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the fair value and ultimately the amount of any property, plant and equipment impairment.

Fair Values of Unlisted Available-For-Sale Investments

The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis or other valuation models. These valuation techniques are based on assumptions that are not supported by observable market prices or rates. Management believes the estimated fair values resulting from the valuation technique which are recorded in the balance sheet and the related changes in the fair values recorded in the statement of changes in equity are reasonable and the most appropriate at the balance sheet date.

Allowance for Doubtful Receivables

Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

As of 31 December 2006, allowances for doubtful accounts have been created in the amount of 7,991 (2005: 10,795).

Post-Employment Benefits

The Group uses the actuarial valuation method for measurement of the present value of post-employment benefit obligations and related current service cost. This involves the use of demographic assumptions about the future characteristics of current and former employees, rates of employee turnover, disability and early retirement, the possibility for former employees to reside in the regions where the entities of the Group operate, etc.) as well as financial assumptions (discount rate, future salary). In the event that further changes in the key assumptions are required, the future amounts of the post-employment benefit costs may be affected materially. More details are provided in Note 19.

Legal Claims

The Group exercises considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision.

These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates may significantly affect future operating results.

Current Taxes

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group's entities may not coincide with that of the management. As a result, tax authorities may challenge transactions and the Group's entities may be assessed additional taxes, penalties and interest, which can be significant. The periods remain open to review by the tax and customs authorities with respect to tax liabilities for three calendar years proceeding the year of review. Under certain circumstances reviews may cover longer periods. As of 31 December 2006, the management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Group's tax, currency and customs positions will be sustained. More details are provided in Note 29.

Deferred Tax Assets

Management judgment is required for the calculation of current and deferred income taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in respective tax type and jurisdiction. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, the operational plan, expiration of tax losses carried forward, and tax planning strategies.

If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows of the Group may be negatively affected. In the event that an assessment of future utilization indicates that the carrying amount of deferred tax assets must be reduced, this reduction is recognized in profit or loss.

5. Prior Years' Financial Statements Adjustment

The Group recognizes the effect of the prior period's material errors correction in the accounting period in which such errors occurred. The corrections are recognized in the comparative data for that period in which the error occurred. If any error occurs in the prior period the comparative data on which are not included in the financial statements, the correction shall be recognized as the adjustment of the amount of assets, liabilities and equity as of the beginning of the earliest period the comparative data on which are included in the financial statement.

Any material prior period errors are corrected retrospectively, unless the determination of the error effect in the given period or cumulative effect is impossible.

Correction of Errors

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. Defined benefits consist of lump-sum amounts payable at the retirement date and certain regular post-retirement payments. These benefits generally depend on years of service, level of compensation and amount of pension payment under the collective bargaining agreement.

The Group pays the benefits when they fall due for payment.

In 2006, the Group assessed its liabilities to pay post-employment benefits as of 31 December 2004 and 2005 and adjusted its financial statements for the year 2005 on the basis of these liabilities recognition. As a result, the Group recognized the liabilities to pay post-employment benefits in the amount of 1,893 as of 1 January and 1,978 as of 31 December 2005. These resulted in decrease of pre-taxed income and net income for 2005 by 85. The cumulative effect on retained earnings as of 31 December 2004 amounted to 1,893.

For the 2005 year the basic and diluted profit attributable to equity holders of the Parent decreased by the amount of 0,0001 US$ due to the effect of correction of the post-employment benefit liability.

Changes in Presentation

In 2005 the Company ceased to recognize an annual transfer from the asset revaluation reserve to retained earnings for the depreciation relating to the revaluation surplus, due to impractibility of such a disclosure. Accordingly, the Company restated its financial statements for the year ended 31 December 2005 to give effect to this change. As of 1 January and 31 December 2005 the balance of the revaluation reserve increased by 7,942 and 11,414 respectively. This resulted in the decrease of the retained earnings as of the stated above dates.

Consolidated balance sheet as of 31 December 2005	As previously reported	Correction of errors	Change in presentation	As restated
Total assets	**291,930**	-	-	**291,930**
Prior year retained earnings	(94,327)	(1,975)	(11,414)	(107,716)
Non-current assets revaluation reserve	32,827	-	11,414	44,241
Minority interest	2,459	(3)	-	2,456
Total equity	**56,977**	**(1,978)**	-	**54,999**
Post-Employment Benefits	-	1,859	-	1,859
Total long-term liabilities	**18,208**	**1,859**	-	**20,067**
Accounts payable and accrued liabilities	44,657	119	-	44,776
Total short-term liabilities	**216,745**	**119**	-	**216,864**
Total liabilities	**234,953**	**1,978**	-	**236,931**
Total liabilities and equity	**291,930**	-	-	**291,930**
Net profit for 2005 attributable to the shareholders of the Parent	**13,672**	**(82)**	-	**13,590**
Retained earnings as of 1 January 2005	**(110,328)**	**(1,893)**	**(7,942)**	**(120,163)**

6. Segment Information

The Group's primary reporting format is business segments and its secondary format is geographical segments. The business segments are structured and managed separately depending on the services provided, with each segment representing a strategic business unit that offers different services and serves different markets.

The Group is organized into two main business segments: transportation services performed by planes (transport commercial complex or TCC) and transportation services performed by helicopters (helicopter commercial complex or HCC). The major part of services performed by planes is represented by regular flights. The major part of services performed by helicopters are charter flights. Other operations of the Group mainly comprise airport services, technical support and repairs of air fleet, neither of which are of a sufficient size to be reported separately.

The technical support and air fleet repairs are provided from the other operations segment to the TCC. Transfer prices between business segments are set by mutual agreements of the parties involved in these transactions.

Unallocated costs represent corporate expenses. Segment assets consist primarily of property, plant and equipment and receivables. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to property, plant and equipment. Impairment loss and provisions relate only to those charges made against allocated assets. In 2006 the Group has revised the accounting policy for expenses allocation between the reporting segments. Therefore the disclosures for 2005 were restated retrospectively to reflect the effect of these changes.

The table below summarizes the information on the Group's business segments:

Year ended 31 December 2006	Air planes	Helicopters	Other	Unallocated	Group
Sales to external customers	395,537	193,875	34,886	-	624,298
Inter-segment sales	(12,852)	(3,950)	16,802	-	-
Segment results	(15,644)	73,700	(1,505)	(20,492)	36,059
Segment assets	103,278	129,178	24,614	222,388	479,458
Segment liabilities:	(7,907)	(17,004)	(18,803)	(289,895)	(333,609)
Capital expenditures	28,446	35,945	-	36,641	101,032
Depreciation and amortization	(11,432)	(13,487)	-	(10,097)	(35,016)

Year ended 31 December 2005 (as restated)	Air planes	Helicopters	Other	Unallocated	Group
External sales	267,867	125,953	34,341	-	428,161
Intersegment sales	(6,403)	(4,144)	10,547	-	-
Segment result	(1,896)	38,422	4,977	(13,959)	27,544
Segment assets	59,276	59,633	-	173,021	291,930
Segment liabilities	(5,419)	-	-	(231,512)	(236,931)
Capital expenditure	20,425	16,476	-	17,669	54,570
Depreciation and amortization	(9,013)	(7,705)	-	(4,047)	(20,765)

Secondary Reporting Segment – Geographical Segments

The Group's two business segments operate mainly in Russia In addition, the Group provides helicopter transportation services outside Russia (primarily for the UN). Sales revenue is attributed to the geographical area in which the customer is located. There were no sales between the segments.

Year ended 31 December 2006	Russia	Non-Russia	Group
Segment sales	499,656	124,642	624,298
Segment costs	(479,123)	(50,164)	(529,287)
Unallocated operating expenses	-	-	(58,952)
Segment result	20,534	74,477	36,059
Segment assets	417,067	62,391	479,458
Capital expenditure	87,890	13,142	101,032

Year ended 31 December 2005 (as restated)	Russia	Non-Russia	Group
Segment sales	348,018	80,143	428,161
Segment costs	(312,508)	(31,914)	(344,422)
Unallocated operating expenses	-	-	(56,195)
Segment result	35,510	48,229	27,544
Segment assets	278,778	13,152	291,930
Capital expenditure	50,345	4,225	54,570

7. Balances and Transactions with Related Parties

In accordance with IAS 24 "Related Parties Disclosures", parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Related parties may enter into transactions which unrelated parties might not enter into, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

For the purpose of these financial statements, the following related parties were identified in accordance with IAS 24 "Related Party Disclosures":

- Parties which exercise joint control or significant influence on the Group;
- associates – enterprises in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the investor;
- key management personnel;
- other.

The outstanding amounts due from related parties were as follows as of 31 December:

	2006	2005
Trade receivables (Note 13):		
Entities with joint control or significant influence over the Group	1,637	1,069
Associates	81	95
Other	18	153
	1,736	1,317
Prepayments (Note 13):		
Entities with joint control or significant influence over the Group	41	-
Associates	20	-
Other	-	-
	61	-
Long-term accounts receivable:		
Key management personnel (maturing before 31 December 2008)	130	130
Other (Note 13):		
Entities with joint control or significant influence over the Group	6	-
Key management personnel	9	12
	1,942	1,459

The balances are interest free and short-term, except for noted above. Most are related to Group's rendering transport services to the related parties. The outstanding balances are not guaranteed or secured. The settlements are performed in cash. No doubtful debts due from related parties existed as of 31 December 2006 or 31 December 2005.

The Group also had cash balances of 329 and 195 held with entities with joint control or significant influence over the Group at 31 December 2006 and 2005, respectively.

The outstanding amounts due to related parties were as follows as of 31 December:

	2006	2005
Trade accounts payable (Note 17):		
Entities with joint control or significant influence over the Group	4,382	-
Associates	1,309	1,293
Other	25	77
	5,716	1,370
Advances received (Note 18):		
Entities with joint control or significant influence over the Group	123	951
Other	-	-
	123	951
Loans payable (Note 15):		
Entities with joint control or significant influence over the Group	3,388	9,760
Remuneration payable (Note 17):		
Key management personnel	653	-
	9,880	12,081

Trade payables are related to the purchase of aviation fuel and airport services and payment of airport duties and transportation services.

Loans payable are denominated in Rubles, bear an interest of 11.8% p.a. as of 31 December 2006 and 12% p.a. at 31 December 2005 and are payable according to the following schedule:

	2006	2005
2006	-	7,900
2007	2,141	1,612
2008	942	192
2009	305	46
2010	-	10
	3,388	9,760

Aircrafts and engines in the total amount of 7,448 and 19,340 were pledged as collateral under agreements with creditors as of 31 December 2006 and 2005, respectively. These loans were used to finance the finance lease agreements entered by the Group as the lessor through one of its subsidiaries (Note 9). Interest on these loans is fully recovered by lessees.

There were the following related party transactions in 2006 and 2005:

	2006	2005
Sale - transportation services:		
Entities with joint control or significant influence over the Group	37,709	22,857
Associates	272	6,224
Other	151	164
Total sales to related parties	38,132	29,245
Direct operating expenses:		
Entities with joint control or significant influence over the Group	71,613	11,615
Associates	26,972	10,268
Other	1,317	934
	99,902	22,817
Other operating expense		
Entities with joint control or significant influence over the Group	3,487	2,024
Associates	125	-
Other	553	-
	4,165	2,024
Interest expenses on loans payable:		
Entities with joint control or significant influence over the Group	999	1,378
Total purchases from related parties	105,066	26,219
Proceeds from loans and borrowings:		
Entities with joint control or significant influence over the Group	47,445	33,360
Repayment of loans and borrowings:		
Entities with joint control or significant influence over the Group	(53,817)	(34,912)
Net repayment of borrowings to related parties	(6,372)	(1,552)

Compensation to key management personnel:

Key management personnel comprised members of the Management Board and Supervisory Council. Total compensation to key management personnel included in general and administrative expenses in the income statement amounted to 2,624 and 1,137 in 2006 and 2005, respectively. Compensation to key management personnel consists of contractual salary and performance bonus depending on operating results.

Transactions with related parties are made at the contractual basis.

8. Property, Plant and Equipment

Property, plant and equipment and related accumulated depreciation consist of the following:

31 December 2006	Buildings	Aircraft and engines	Other	Assets under construction	Total
Cost					
31December 2005	55,071	133,674	35,248	11,904	235,897
Revaluation	39,327	5,031	8,300	-	52,658
31 December 2005 (after revaluation)	94,398	138,705	43,548	11,904	288,555
Additions	3,834	79,418	11,272	6,508	101,032
Disposals	(531)	(1,085)	(2,894)	(1,418)	(5,928)
Effect of translation into US$	8,898	15,468	4,327	1,273	29,966
31 December 2006	**106,599**	**232,506**	**56,253**	**18,267**	**413,625**
Accumulated depreciation					
31 December 2005	(5,794)	(35,533)	(22,305)	-	(63,632)
Revaluation	5,794	28,762	(13,365)	-	21,191
31 December2005 (after revaluation)	-	(6,771)	(35,670)	-	(42,441)
Accrued depreciation	(4,116)	(27,611)	(3,077)	-	(34,804)
Disposals	17	28	2,574	-	2,619
Effect of translation into US$	(133)	(1,530)	(3,337)		(5,000)

	Buildings	Aircraft and engines	Other	Assets under construction	Total
31 December 2006	**(4,232)**	**(35,884)**	**(39,510)**	**-**	**(79,626)**
Net book value					
31 December 2005	49,277	98,141	12,943	11,904	172,265
31 December 2006	**102,367**	**196,622**	**16,743**	**18,267**	**333,999**

31 December 2005	Buildings	Aircraft and engines	Other	Assets under construction	Total
Cost					
31 December 2004	49,833	104,106	30,874	10,600	195,413
Additions	7,192	35,283	7,338	4,757	54,570
Disposals	(40)	(1,389)	(1,759)	(3,043)	(6,231)
Effect of translation into US$	(1,914)	(4,326)	(1,205)	(410)	(7,855)
31 December 2005	**55,071**	**133,674**	**35,248**	**11,904**	**235,897**
Accumulated depreciation					
31 December 2004	(4,027)	(21,247)	(21,321)	-	(46,595)
Accrued depreciation	(1,949)	(15,458)	(3,358)	-	(20,765)
Disposals	4	144	1,577	-	1,725
Effect of translation into US$	178	1,028	797		2,003
31 December 2005	**(5,794)**	**(35,533)**	**(22,305)**	**-**	**(63,632)**
Net book value					
31 December 2004	45,806	82,859	9,553	10,600	148,818
31 December 2005	**49,277**	**98,141**	**12,943**	**11,904**	**172,265**

At 31 December 2006 and 2005, the carrying value of fully depreciated property, plant and equipment was 32,696 and 19,447 respectively.

Major overhauls capitalized comprised 17,890 and 14,944 in 2006 and 2005, respectively.

Bank borrowings were secured on properties to the value of 35,242 (2005 46,041)

(Note 15).

The assets transferred to the Group upon privatization do not include the land on which the Group's sites and buildings, comprising the Group's principal manufacturing facilities, are located. The Group has the option to purchase this land upon application to the state registering body or to continue occupying this land under a rental agreement. Russian legislation does not specify an expiry date to this option. At 31 December 2006 the Group has not filed any application to exercise the purchase option.

Operating Leases

The Group has entered into operating lease contracts for a number of fixed assets: buildings, installations and aircraft (frames and engines). These leases have an average life of between 3 and 5 years with no renewal option included in the contracts. There are no restrictions placed upon the lessee by entering into these lease contracts. Operating lease obligations are disclosed under 'Commitments and Contingencies' (Note 29).

9. Net Investment in Leases

The net investment in leases resulting from the finance lease agreements entered by the Group as a lessor through its subsidiary, comprise the following:

	2006	2005
Gross investment in leases	9,393	6,639
Less: unearned finance lease income	(1,654)	(876)
Net investment in leases	7,739	5,763

The interest rate incremental in the lease agreements varied between 9% and 14% per annum depending on the total amount and duration of the contract as well as other terms. The amounts receivable under the lease agreements are secured by the assets leased out.

Gross investments in leases are paid in Russian Rubles. The maturity structure of the net investment in lease is detailed as follows:

	2006		2005	
	Gross	Net	Gross	Net
Not later than 1 year	5,943	4,918	2,668	2,469
Later than 1 year and not later than 5 years	3,450	2,821	3,971	3,294
Total	9,393	7,739	6,639	5,763

Some of the leased out assets are pledged as collateral in accordance with the borrowing agreements with banks (Note 15). Related net investment in lease comprised 3,422 at 31 December 2005 (2005: 2,137).

10. Investments in Associates

The Group has investments in the following associates:

Associate	Business activity	2006, interest (%)	2005, interest (%)
"Airport Surgut" JSC, Russia	Airport facilities and services in Surgut	26%	26%
'Kondaavia" CJSC, Russia	Operating the airport facilities and services	45.5%	45.5%

The movements in investments in associates were as follows:

	2006	2005
At 1 January	3,627	3,218
Share of income before taxes	810	687
Share of tax charge	(232)	(235)
Share of income after taxes	578	452
Dividends received from associates	(51)	(37)
Effect of translation into US$	354	(6)
At 31 Decembe	4,508	3,627

Aggregated assets and liabilities of associates	2006	2005
Current assets	7,934	8,123
Non-current assets	11,681	10,054
Current liabilities	(2,955)	(4,491)
Non-current liabilities	(2)	(4)
Net assets	16,658	13,682

Aggregated revenue and profit of associates	2006	2005
Revenue	34,852	29,803
Net profit after tax	2,216	1,891

11. Available for Sale Investments

Short-term available-for-sale investments include interest in participatory construction in the total amount of 1,150 at 31 December 2006 (2005: 0), evaluated at fair value, which the Group intends to sell in 2007. As at 31 December 2005, the Group had interest-bearing promissory notes issued by financial institutions in the total amount of 1,922, which were repaid in 2006.

Long-term available-for-sale investments of the Group consist of investments in ordinary shares of unlisted Russian companies and have no fixed maturity date or coupon rate.

12. Inventories

Inventories comprise:

	2006	2005
Spare parts	15,681	12,667
Fuel	14,607	10,050
Other inventories	7,390	2,936
On-board goods for resale	409	474
Allowance for impairment	(3,258)	(995)
	34,829	25,132

At 31 December 2006 inventories in the amount of 20,374 (2005: 6,930) have been pledged as security for borrowings (Note 15). Increase in inventory by 9,697 is due to the expansion of the Group's operations as well as purchase of spare parts and supplemental inventory for the maintenance of its air fleet.

13. Accounts Receivable and Prepayments

	2006	2005
Trade accounts receivable	41,772	42,117
VAT recoverable	23,520	20,874
Advances to suppliers	13,814	9,637
Other receivables - claims	3,804	4,721
Road users tax overpayment	-	2,489
Prepaid expenses	1,519	1,944
Other taxes receivable	972	1,040
Related party receivable (Note 7)	1,812	1,329
Less: provision for impairment of trade receivables	(4,593)	(5,887)
Provision for impairment of other receivables - claims	(3,658)	(4,721)
	78,962	73,543

Other receivables (claims) as of 31 December 2005 included compensation receivable from the Russian Ministry of Finance and local governmental bodies of some Russian regions for the free of charge transportation of privileged groups of passengers. On 13 January 2005 the arbitration court satisfied the claim of the Group for the amount of 2,543. In 2006 the Group received this compensation in cash form the Ministry of Finance in accordance with the court ruling. The remaining amount of compensation due from the Ministry of Finance was included in the provision for impairment of accounts receivable.

At 31 December 2005 the amount of unrecovered road user tax due to the tax overpayments in 2001-2003 was 2,489. In 2006 the Group wrote off these outstanding receivables as bad debt on the basis of lost lawsuits as well as accrued additional 871 already received from the budget (see Note 16). The total amount of road users tax charged to income statement in 2006 is 3,478 as disclosed in Note 24.

Net trade receivables in the amount of 34,062 and 20,714 are denominated in foreign currencies, mainly US$, at 31 December 2006 and 2005, respectively.

The following table summarizes the changes in the provision for impairment of trade and other receivables for the years ended 31 December:

	2006	2005
Balance at the beginning of the year	10,608	15,212
Usage for the year	(792)	(5,667)
Impairment charge for the year	(2,447)	1,539
Effect of translation into US$	882	(476)
Balance at the end of the year	8,251	10,608

14. Cash and Cash Equivalents

Cash and cash equivalents were as follows as of 31 December:

	2006	2005
Foreign currency denominated balances with banks	981	3,388
Ruble denominated cash on hand and balances with banks	6,615	2,839
Bank deposit (maturing on 9 January 2007, at 1% p.a.)	401	-
Other	27	-
	8,024	6,227

15. Loans and Borrowings

	2006	2005
Current portion of loans and borrowings		
Sberbank JSC (a)	74,650	52,622
Khanty-Mansiysky Bank JSC (b)	8,195	18,072
National bank TRUST (c)	-	5,230
Other	22	2
Long-term debt, current portion		
- Sberbank JSC (f)	2,854	1,024
- related parties (Note 7)	2,141	7,900
- Komiregionbank "Ukhtabank" JSC (g)	808	-
Promissory notes issued, short-term (d)	2,941	23,363
Bonds (e)	-	31,522
Total current portion of loans and borrowings	91,611	139,735
Non-current portion of loans and borrowings		
Related parties (Note 7)	3,388	9,760
Sberbank JSC (f)	11,282	4,597
Komiregionbank "Uhtabank" JSC (g)	808	1,025
Less: current portion of long-term debt		
- Sberbank JSC (f)	(2,854)	(1,024)
- Komiregionbank "Uhtabank" JSC	(808)	-
- related parties (Note 7)	(2,141)	(7,900)
	9,675	6,458
Bonds (e)	113,178	-
Total non-current portion of loans and borrowings	122,853	6,458

Long-term loans and borrowings mature as follows as of 31 December:

	2006	2005
1 to 2 years	4,354	3,659
2 to 3 years	41,243	1,213
3 to 4 years	76,982	1,067
4 to 5 years	274	519
	122,853	6,458

(a) In 2006 the Group entered into a number of short-term loan agreements with Sberbank of Russia for the total amount of 28,540. Loans are secured by cash inflows from Group sales in the amount of 4,744 and by collateral of property, plant and equipment and inventories.

In 2005 the Group entered into a number of short-term loan agreements with Sberbank of Russia for the total amount of 55,194. Loans were secured by cash inflows from Group sales in the amount of 5,421 and by collateral of property, plant and equipment and inventories.

(b) In 2006 the Group entered into a number of short-term loan agreements with Khanty-Mansiysky Bank for the total amount of 55,107 and 18,800. The loans are secured by collateral of property, plant and equipment. In 2005 the Group entered into a number of short-term loan agreements with Khanty-Mansiysky Bank for the total amount of 18,390. Loans were secured by cash inflows from Group sales in the amount of 21 and by collateral of property, plant and equipment and inventories.

(c) In 2005 the Group entered into a number of short-term loan agreements with TRUST bank for the total amount of 5,303. Loans were secured by cash inflows from Group sales in the amount of 663.

(d) In 2006, the Group also issued short-term non-interest bearing notes for the total amount of 71,194. In December 2006, all notes were repaid. The average weighted rate on these notes was 11.15 % p.a. in 2006.

In 2005, the Group issued short-term Ruble-denominated notes for the total amount of 23,774. Average weighted rate on these notes was 12% in 2005.

(e) In 2004, the Group's subsidiary, UTair-Finance LLC, placed interest-bearing non-convertible bearer bonds (1,000,000 bonds at par value of RUR 1,000). The bonds were issued at 100% face value and were repaid on the scheduled maturity date November 22, 2006. The interest rate defined for the first and second coupon period is 13% per annum, for the third and fourth coupon periods – 10.65% per annum.

14 March 2006, UTair-Finance LLC placed interest-bearing non-convertible bearer bonds (1,000,000 bonds at par value of RUR 1,000). The bonds were issued at 100% face value. No premature redemption is allowed. The issue of bonds was intended to refinance the payables on loans and borrowings of UTair Aviation Joint Stock Company which were taken to finance the purchase of new aircraft and maintenance of the existing air fleet. The bonds mature on 6 March 2009.

Coupon payments are made quarterly (12 times); the interest rate is established separately for each coupon period. The interest rate for the third and fourth coupon periods was 10.4 % per annum. The bonds issue was secured by the guarantee of the parent Company UTair Aviation Joint Stock Company in the amount of 51,490.

19 December 2006, UTair-Finance LLC placed interest-bearing non-convertible bearer bonds (2,000,000 bonds at par value of RUR 1,000). The bonds were issued at 100% face value. No premature redemption is allowed. The issue of bonds was intended to refinance the payables on loans and borrowings of UTair Aviation Joint Stock Company which were taken to finance the purchase of new aircraft and maintenance of the existing air fleet. The bonds mature on 14 December 2010.

Coupon payments are made quarterly (8 times); the interest rate is established separately for each coupon period. The interest rate for the third and fourth coupon periods was 10.4 % per annum. The bonds issue was secured by the guarantee of the parent Company UTair Aviation Joint Stock Company in the amount of total par value and accrued coupon income.

(f) In 2006, the Group entered into a number of long-term Ruble-denominated loan agreements with Sberbank of Russia for the total amount of 7,404. The loans are secured by pledged fixed assets.

In 2005 the Group entered into the long-term loan with Sberbank to borrow 5,193. The loan was provided in Russian Rubles and is secured by collateral of fixed assets.

(g) In 2005, the Group entered into the Ruble-denominated long-term loan agreement with Ukhtabank. The loan matured on 8 June 2007 repaid accordingly. The loan is secured by collateral of fixed assets and of the promissory notes issued by the parent company for the total amount of 818.

The average effective interest rate on the bank loans outstanding at 31 December 2006 is 10.23% (at 31 December 2005: 10.5%).

As at 31 December 2006 all loans and borrowings are denominated in Russian Rubles except for a loan denominated in US$ and amounting to 8,195 (2005: 0).

16. Taxes Payable

Current taxes payable, other than income tax, comprise the following:

	2006	2005
Restructured taxes payable	-	9,487
Deferred VAT	6,262	9,216
Additional allocations to the State Pension Fund	3,077	1,874
Value Added Tax payable	1,048	1,338
Unified social tax	993	565
Property tax	610	210
Road users tax	871	-
Personal income tax	365	-
Other taxes	905	-
	14,131	22,690

The Group makes an additional 14% accrual (calculated on the basis of salaries of cockpit personnel) based on the demand from the State Pension Fund of Russia. In December 2004 the Group filed a lawsuit against the Pension Fund of Russia claiming the lawlessness of these accruals. In 2005 and 2006 the Group accrued these payments for 2006 but has not paid them to the Fund. No fines and penalties for the late payment are imposed by State Pension Fund of Russia for this accrual.

Long-term taxes payable comprise various taxes, fines and penalties payable to the Russian Government which were previously past due and which have been restructured to be repaid over a period of up to 10 years following the application of the Government Resolutions No. 1002 dated 3 September 1999 and No. 699 dated 1 October 2001 (see below).

Long-term taxes payable have been recorded at fair value at the date of restructuring and are subsequently recorded at amortized cost. Fair value has been determined as net present value of future cash flows using a discount rate of 5.5 %.

The accumulated deficit as of 1 January 2003 includes 6,234 of the net gain on restructuring of tax debts. The net gain on restructuring of tax debt arose in the years of restructuring (2000-2002) from the application of Resolution No. 1002 dated 3 September 1999 and No. 699 dated 1 October 2001 and certain restructuring agreements which restructured current tax debts by deferring payment of liabilities to the federal and regional tax authorities and the pension and road funds to between 1 and 10 years free of interest or bearing an interest rate of 1/10 of rate established by the Central Bank of Russia. This restructuring constituted a substantial modification in terms of the difference between the recorded value of the tax liabilities prior to restructuring and the present value of the future cash flows of the restructured liabilities. The difference between the original amount and net present value of the restructured liabilities, using a discount rate of 5.5%, was accounted for as an extinguishment of debt. The increase of the carrying amount of tax debt in subsequent years as a result of unwinding of the discount is recognized in the income statement as interest expense.

In 2006, the Group repaid 412 of the restructured payables and, due to the fulfilment of the conditions of payment restructuring and early payment of certain restructured liabilities in accordance with the above Resolutions, the previously restructured fines and penalties in the amount of 10,792 (2005: 2,594) were forgiven by tax authorities. Accordingly, restructured payables was fully repaid as of 31 December 2006. The tax payables as of 31 December 2005 are presented in the table below:

	2005		
	Federal and regional budgets	Other extra-budgetary funds	Total
Short-term	80	9,407	9,487
1 – 2 years	67	–	67
2 – 3 years	67	–	67
3 - 4 years	158	–	158
4 - 5 years	152	–	152
More than 5 years	89	–	89
Total restructured	613	9,407	10,020
Less the current portion	(80)	(9,407)	(9,487)
Long-term portion of restructured taxes	533	–	533

17. Trade and Other Payables

	2006	2005 (as restated)
Trade payables	26,101	29,663
Unused vacation accrual	8,412	5,228
Accrued payroll	6,468	3,821
Payables to related parties (Note 7)	6,369	1,370
Accrued liabilities and other creditors	3,179	3,752
Frequent Flyer Program accrual	936	609
Short-term portion of the employee benefits (Note 19)	178	119
Dividends payable	176	214
	51,819	44,776

Trade payables in the amount of 3,760 and 400 are denominated in foreign currency, mainly US$, at 31 December 2006 and 2005, respectively.

18. Advances from Customers and Deferred Revenue

Advances from customers are comprised of the following:	2006	2005
Deferred revenue (air traffic liability)	8,635	5,419
Advances from customers	5,678	3,293
Advances from related parties (Note 7)	123	951
	14,436	9,663

Advances from customers include the amounts received for transportation services to be performed, mainly from oil and gas companies. The air traffic liability represents the estimated value of sold but unused tickets as well as interline amounts due to other carriers.

19. Post-Employment Benefits

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. Defined benefits consist of lump-sum amounts payable at the retirement date and certain regular post-retirement payments. These benefits generally depend on years of service, level of compensation and amount of pension payment under the collective labor agreement. The Group pays the benefits when they fall due for payment.

The components of net benefit expense recognized in the consolidated income statement for the years ended 31 December 2006 and 2005 and amounts recognized in consolidated balance sheets as of 31 December 2006 and 2005 were as follows:

	2006	2005 (as restated)
Liabilities at 1 January	1,978	1,968
Benefit expense	878	150
Benefits paid	(108)	(68)
Effect on translation into US$	209	(72)
Liabilities at 31 December, including:	2,957	1,978
– non-current	2,779	1,859
– current (Note 17)	178	119

	2006	2005 (as restated)
Net benefit expense (included in personr el costs):		
Current service cost	123	354
Past service cost	63	54
Interest expense on benefit liabilities	239	161
Net actuarial gains / (losses) recognized in year	453	(419)
Net benefit expense	878	150

The principal actuarial assumptions used in determining benefit liabilities are presented in the table below:

	2006	2005
Discount rate	6.5% - 7.5%	6.5% - 7.5%
Average long-term payroll increase rate	6.5%	6.5%
Employee turnover rate	8%	8%
Probability of a non-working pensioner residing where the Group companies are located	30%	30%

The Group had no plan assets as of 31 December 2006 and 2005. As of 1 January 2006, collective bargaining agreements of a number of companies of the Group were changed to significantly increase the lump-sum retirement benefits. Accordingly, unrecognized past service costs comprised 1,092 as of 31 December 2006 (2005: 1,058). Based on past experience, annual plan liabilities adjustments equal the amount of net actuarial gains / (losses) recorded in the current fiscal year.

20. Equity

Total number of outstanding shares comprises:

	Number of outstanding ordinary shares (thousands)	Number of treasury shares (thousands)	Share capital	Treasury shares at cost	Premiums or discounts on transactions with treasury shares
At 31 December 2004	569,647	7,561	112,145	434	187
Purchase of treasury shares	(1,000)	1,000	–	51	15
At 31 December 2005	568,647	8,561	112,145	485	202
Purchase of treasury shares	(238)	238	–	61	–
At 31 December 2005	568,409	8,799	112,145	546	202

The number of authorized ordinary shares is 577,208,000 (2005: 577,208,000) with a nominal value of 1 Russian Ruble per share. All authorized shares have been issued and fully paid.

Treasury shares represent ordinary shares held by the Company or by other Group subsidiaries.

Retained loss in 2006 decreased by 20,512 and amounts to 87,204 as at 31 December 2006. Retained loss was accounted as at 31 December 2002 when IFRSs were applied for the first time as the primary accounting basis. The major adjustments resulting from the transition to IFRSs posted as adjustments to the opening balance of retained earnings of 2003 were: hyperinflation of share capital as defined in IAS 29, not recognized deferred tax asset, equity accounting of associates, timely recognition of income and expenses, other write offs and allowances.

A dividend was declared in 2006 in respect of 2005 to holders of ordinary shares of 0,0025 US$ per ordinary share (2005: 0,0020 US$ per ordinary share) in the total amount of 1,394 (2005: 1,143).

In accordance with Russian legislation, dividends may only be declared to the shareholders of the Group from accumulated undistributed and unreserved earnings as shown in the Company's Russian statutory financial statements. The UTair Aviation Joint Stock Company had 26,422 (UNAUDITED) and 18,548 (UNAUDITED) of undistributed and unreserved earnings as of 31 December 2006 and 2005, respectively, in accordance with Russian statutory financial statements. In addition, the Group's share in undistributed and unreserved earnings of the UTair Aviation Joint Stock Company's subsidiaries was 16,467 (UNAUDITED) and 11,638 (UNAUDITED) as of 31 December 2006 and 2005, respectively.

21. Revenues

Revenues comprised the following:

	2006	2005
Aircraft transportation services, regular	345,681	235,133
Helicopters transportation services, abroad	124,642	80,143
Helicopters transportation services, inland	69,233	45,810
Aircraft transportation services, charter	49,856	32,734
Technical support and maintenance services	7,524	6,292
Other revenues	27,362	28,049
	624,298	428,161

22. Direct Operating Expenses

Direct operating expenses included the following:

	2006	2005
Fuel	176,288	122,348
Airport services	78,203	48,592
Passenger servicing	22,532	14,334
Rent of air fleet and equipment	28,320	13,914
Air navigation and meteoservices	13,325	9,882
UN missions support	4,070	2,363
Spare parts and other materials	1,791	3,660
Other direct operating expenses	26,518	19,063
	351,047	234,156

23. Personnel Expenses

Personnel expenses comprised the following:

	2006	2005 (as restated)
Remuneration	77,034	52,374
Social insurance charges	17,223	12,990
Accruals for vacation and bonuses	3,602	797
Net post-employment benefit expenses	878	150
Other social payments	915	21
	99,652	66,332

24. Other Operating Income and Expenses

Other operating income/(expenses), included the following:

	2006	2005
Fines and penalties receivable	955	808
Derecognition of accounts payable	259	345
Insurance coverage	210	319
Government grants	159	-
Travel expenses	(16,066)	(11,326)
Consulting, audit and legal expenses	(4,429)	(2,535)
Loss from disposal and revaluation	(4,225)	(1,103)
of property, plant and equipment	(3,784)	(3,417)
Insurance expenses	(3,478)	-
Road users tax charges	(3,368)	(2,334)
Advertising	(3,223)	(2,399)
Communication expenses	(3,149)	(214)
Training expenses	(2,982)	(1,484)
Taxes	(2,716)	(2,126)
Utilities	(2,134)	(1,434)
Bank charges	(262)	(322)
Provisions for Frequent Flyer Passengers program	(6,440)	(9,278)
Other operating income (expenses)	(54,673)	(36,500)

Grants from local government were provided to UTair for the execution of regular flights to the several regions in Russia. The grants are provided both in form of cash remuneration for coverage of losses from performing such flights and in form of reduced airport duties etc. Since 2005 the Group takes part in the new regional program where the Group sells tickets with discount to passengers flying within Tyumen and other regions. This discount is reimbursed by the regional government. The amount of reimbursement in the amount of 11,930 received in 2006 (2005: 9,228) is included in revenues for regular flights (Note 21).

25. Interest Income/(Expense), net

	2006	2005
Gain/(losses) from operations with 3rd parties promissory notes	348	461
Interest receivable on loans issued to 3rd parties	852	205
Interest payable on bank loans (Note 15)	(9,658)	(6,582)
Interest payable on bonds issued (Note 15)	(6,572)	(4,494)
Interest/discounts payable on promissory notes (Note 15)	(3,468)	(3,159)
Interest payable to related parties (Note 7)	(999)	(1,378)
Amortization of discount of restructured tax debts (Note 16)	(185)	(589)
Interest on restructuring payable to tax authorities (Note 16)	-	(17)
	(19,682)	(15,553)

26. Income Tax Expense

	2006	2005
Income tax expense - current	1,514	1,.369
Deferred tax benefit - origination and reversal of temporary differences	1,884	(13)
Income tax expense	3,398	1,356

Reconciliation between the income tax expense reported in the accompanying financial statements and income before taxes multiplied by the statutory tax rate of 24% is as follows:

	2006	2005
Profit before taxation	26,427	15,427
Theoretical tax charge at statutory rate of 24%	6,342	3,703
Tax effect of items which are not deductible or assessable for taxation purposes:		
Write-off of fines and penalties during restructuring	(2,590)	(623)
Current income tax corrections for prior periods	(1,079)	285
Non-taxable income from recognition of assets	-	(1,384)
through profit and loss	832	-
Write off road users tax	(307)	(625)
Other permanent differences	200	-
Different tax rates of subsidiaries		
Consolidated tax expense	3,398	1,356

Movements in deferred tax balances consisted of the following:

	31 December 2004	Differences recognition and reversal through income statement	Effect of translation into US$	31 December 2005	Differences recognition and reversal through income statement engines	Differences recognition through equity	Effect of translation into US$	31 December 2006
Tax effects of deductible temporary differences:								
Property, plant and equipment	11,286	(2,048)	(370)	8,868	(2,015)	-	760	7,613
Provision for impairment of receivables	3,600	(752)	(116)	2,732	(290)	-	245	2,687
Payables and accruals	3,069	(38)	(110)	2,921	1,260	-	313	4,494
Inventories	1,449	(231)	(48)	1,170	(74)	-	106	1,202
Other	299	641	(22)	918	(447)	-	71	542
	19,703	**(2,428)**	**(666)**	**16,609**	**(1,566)**	**-**	**1,495**	**16,538**
Tax effects of taxable temporary differences:								
Property, plant and equipment	(17,779)	(644)	650	(17,773)	(35)	(21,668)	(2,361)	(41,837)
Reversal of the discount on the restructured tax liabilities	(761)	615	17	(129)	137	-	(8)	-
Other	(394)	(453)	23	(824)	(420)	-	(91)	(1,335)
	(18,934)	**(482)**	**690**	**(18,726)**	**(318)**	**(21,668)**	**(2,460)**	**(43,172)**
Net tax effect of temporary differences	**769**	**(2,910)**	**24**	**(2,117)**	**(1,884)**	**(21,668)**	**(965)**	**(26,634)**
Deferred tax liability resulting from purchase of a subsidiary	(2,979)	2,923	56	-	-	-	-	-
Less unrecognized deferred tax asset	(7,821)	-	281	(7,540)	-	-	(702)	(8,242)
Total net deferred tax (liability)/asset	**(10,031)**	**13**	**361**	**(9,657)**	**(1,884)**	**(21,668)**	**(1,667)**	**(34,876)**

In the context of the Group's current structure, tax losses and current tax assets of the different companies may not be offset against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss.

Therefore, a deferred tax asset of one company of the Group may not be offset against the deferred tax liability of another company. As of 31 December 2006, deferred tax asset in the amount of 8,242 (2005: 7,540) has not been recorded as it is not probable that sufficient taxable profit will be available to offset the deductible temporary differences to which the asset relates to.

27. Minority Interest

	2006	2005 (as restated)
Balance at 1 January	2,456	2,271
Share of net income of subsidiaries	1,175	478
Less dividends distributed to minority shareholders	(63)	(64)
Acquisition of minority interest	(60)	-
Effect of translation into US$	(1)	(229)
Balance at 31 December	3,507	2,456

28. Earnings per Share

Earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding the average number of ordinary shares purchased by the Group and held as treasury shares (see Note 20).

The Group has no dilutive potential ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

	2006	2005 (as restated)
Weighted average number of ordinary shares outstanding (thousands)	577,208	577,208
Adjusted for weighted average number of treasury shares (thousands)	(8,799)	(8,061)
Weighted average number of ordinary shares outstanding (thousands)	568,409	569,147
Net income	21,855	13,590
Basic and diluted earnings per share	0.04	0.02

29. Contingencies, Commitments and Operating Risks

Operating Environment of the Group

Whilst there have been improvements in the Russian economic situation, such as an increase in gross domestic product and a reduced rate of inflation, Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transaction and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years proceeding the year of review. Under certain circumstances reviews may cover longer periods.

As of 31 December 2006, management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Group's tax, currency and customs positions will be sustained.

Management's estimate of the amount of potential liabilities that can be subject to different interpretations of the tax laws and regulations and are not recognized could be up to approximately 6,342. Management believes that it is not probable that the ultimate outcome of such matters would result in a liability.

Operating Lease Commitments

Operating lease commitments as at 31 December are as follows:

	2006	2005
Within one year	17,100	17,031
After one year but not more than five years	14,615	27,425
Over five years	1,384	2,855
	33,099	47,311

The majority of the Groups' operating lease contracts are based on the leasing rates per one flying hour. The Group estimated the amounts of operating lease commitments in accordance with these contracts based on the projected number of hours to be flown in the future.

Contractual Commitments

As at 31 December 2006, the Group had contractual commitments for the purchase of property, plant and equipment from third parties for 8,146 (2005: 0).

Insurance

The Group holds insurance policies in relation to its air fleet, cockpit personnel and in respect of public liability resulting from its transportation activities.

Legal Proceedings

During the period, the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Group and which have not been accrued or disclosed in these consolidated financial statements.

30. Financial Risk Management

The Group's principal financial instruments comprise bank loans and overdrafts, promissory notes and bonds issued, and cash and cash equivalents. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. During the year the Group did not undertake trading in financial instruments.

Credit Risk

Financial assets, which potentially subject Group entities to credit risk, consist principally of trade receivables. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk. The Group s credit risk is substantially concentrated in amounts receivable from the UN: 14,053 or 18% of trade accounts receivable as of 31 December 2006 (2005: 15,843 or 39%). Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the allowance already recorded.

Cash is placed in financial institutions, which are considered at the time of deposit to have minimal risk of default.

Foreign Exchange Risk

The Group exports services (mainly under the agreement with UN) and purchases goods and services abroad and is thus exposed to foreign exchange risk. Foreign currency denominated assets (see Note 13) and liabilities (see Notes 15, 17) give rise to foreign exchange exposure.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations. The increase in foreign exchange losses in 2006 was due to the US$ exchange rate decrease against Russian Ruble (31 December 2006: 26,33 RUR for 1 US$, 2005: 28,78) as significant Group's accounts receivable (for example, UN) are denominated in US$.

Fuel Price Risk

The results of the Group's operations may be significantly affected by the fluctuation of fuel prices which is a major expense of the Group. Due to the lack of an acceptable hedging market for fuel prices in Russia, the Group does not have financial instruments to hedge the fuel price risk. However the Company negotiated fixed purchase prices for fuel with the fuel suppliers for the long-term prospective.

Interest rate Risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term loans and borrowings. The majority of interest rates on long-term borrowings are fixed, these are disclosed in Note 15. The Group has no significant interest-bearing assets.

The Group is regularly working on the decrease of interest rates for borrowings in order to reduce the interest rate expenses.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, consisting of cash, short-term and long-term investments, short-term receivables and payables, long-term receivables and payables, short-term and long-term loans payable, approximate their fair value.

As of 31 December 2006 the fair value of bonds issued by the Group in March 2006 with a nominal value 37,978 amounted to 38,073 and was determined on the basis of market quotations.

The fair value of bonds issued in December 2006 with a nominal value of 75,956 was not determined, as the report on the results of the bond issue was approved in January 2007.

31. Post Balance Sheet Events (unaudited)

In January 2007 the Group acquired a controlling stake in "Airport Ust Kut" JSC (Irkutsk region). The Group intends to develop this airport according to modern standards for its future use as the main base in Eastern Siberia.

In March 2007 the rate of the fifth, sixth, seventh and eight coupon periods of the second bonds issue was set at 9.95% p.a.

In March 2007 the Group paid interests under its second issue of nonconvertible bearer bonds at the rate of 10.4% p.a. for the forth coupon period in the total amount of 997.

In March 2007 the aircraft rented and operated by the Group (flight Surgut-Samara-Belgorod) had an accident in the airport of Samara. The Group believes that the financial commitments resulting from this accident are limited to the compensations already paid to the injured passengers and families of deceased passengers in the amount of 588, of which 31 of were recovered by the insurance.

In May 2007 "Zavod Nr. 26" JSC was renamed into "UTair-Engineering" JSC.

In June 2007 the Group paid interests under its second issue of nonconvertible bearer bonds at the rate of 9.95 % p.a. for the fifth coupon period in the total amount of 961.

In June 2007 the Group paid interests under its third issue of nonconvertible bearer bonds at the rate of 10.4 % p.a. for the first coupon period in the total amount of 4.018.

A dividend was declared in June 2007 in respect of 2006 to holders of ordinary shares of 0.005 USD per ordinary share in the total amount of 3.085.


A unique experience of the Company
was required by an Italian
scientific expedition
to the place of the
Tungusska meteorite.
UTair
AVIATION



Reference Information

UTair Aviation

Full Company Name:

In Russian:	In English:
Открытое акционерное общество «Авиакомпания «ЮТэйр»	UTair Aviation Joint-Stock Company

Address: Airport, Khanty-Mansiysk, Khanty-Mansiysk Autonomous District – Ugra, Russia 628012

Telephone: +7 (34671) 94 557 – reception of UTair Aviation in Khanty-Mansiysk

Contact information for shareholders and investors: Department of Property and Shareholders Relations, Inna V. Klochkova

Telephon: +7 (3462) 770 381

e-mail: corporate@gapk.utair.ru

Web-site: http://www.utair.com/

Registrar
Surgutinvestneft

Mailing address: 52/1 Entuziastov Street, Surgut, Tyumen region, Russia 628400

Telephone/fax: +7 (3462) 421 174 / 421 193

E-mail: sinef@wsnet.ru

License:

No. 10-000-1-00324 issued on June 24, 2004 by the Federal Financial Markets Service. Expiration date: without limitation

Date when the specified registrar started maintaining the registry of securities issued by UTair Aviation: August 11, 2004

Auditor

Rosexpertiza

Audited the 2004-2006 financial statements prepared according toRussian accounting standards.

Location: 7 Tikhvinskiy Pereulok, Bldg. 3, Moscow, Russian Federation
Telephone/fax: +7 (495) 721 3883 / 721 3894
Web-site: http://www.rosexpertiza.ru/

Audit license:
License number: E 000977
Date of issue: June 25, 2002
Expiration date: June 24, 2007
Issuing body: RF Ministry of Finance

Ernst & Young

Audited the 2003-2006 financial statements prepared according to International Financial Reporting Standarts.

Location: 77 Sadovnicheskaya Naberezhnaya, Bldg. 1, Russian Federation, Moscow

Telephone: +7 (495) 705 9700

Web-site: http://www.ey.com/global/content.nsf/Russia/Ho

Audit license:
License number: E 002138
Date of issue: September 30, 2002
Expiration date: September 30, 2007
Issuing body: RF Ministry of Finance



UTair
AVIATION
UTair
ATR-42
The UTair passengers
from Khanty-Mansiysk
and Tyumen were the first
advantages to appreciate
of the European regional airlinee
ATR-42

Attachments

Information on UTair's Fleet of Aircraft

			Aircraft Fleet in Operation			
			Main Characteristics			
Aircraft Type	Fleet as of December 31, 2006	Change in number as per 2005	Type	Flight characteristics	Dimensions	Number of Passengers
TU-154M	UTair Aviation 12	+3	Medium-range passenger airplane	Cruising speed 935 km/h, maximum altitude 12100 m, flight range with maximum useful load 3500 km.	Wing span 37.55 m. Length 48 m.	134 –in three-class setup, 166 in one class setup.
TU-154B	UTair Aviation 5	–				
TU-134A	UTair Aviation 32	+4	Short-range passenger airplane	Range of cruising speeds 750-850 km/h, maximum altitude 12100 m, flight range with maximum useful load – 1780 km.	Wing span 29.01 m, length 37.047 m	68 – in two-class setup, 76 in one-class setup.
ATR-42	UTair Aviation 7	+5	Short-range passenger airplane	Maximum speed 580 km/h, maximum cruising speed 500 km/h, flight range with maximum load - 1050 km.	Wing span 24.57 m, length 22.67 m, height 7.59 m	46
AN-24	UTair Aviation 18 UTair-Express 6	+3 + 1	Freight airplane for local airlines	Cruising speed 450 km/h, flight range with maximum fuel load more than 2000 km.	Wing span 29.2 m, length 23.53 m, height 8.32 m.	40-48 depending on setup
Yak-40	UTair Aviation 13	–	Short-range transport airplane	Maximum cruising speed at 6000 m – 510 km/h.	Wing span 25 m. Length 20.36 m. Height 6.5 m.	30-36 depending on setup
Gulfstream IV-SP	UTair Aviation 1		Passenger airplane (business jet)	Maximum cruising speed 950 km/h, maximum altitude 13700 m, flight range with maximum fuel load 8000 km.	Wing span 23.72m, length 26.92 m, height 7.44 m.	13
Gulfstream G550	UTair Aviation 1	+1	Passenger airplane (business jet)	Maximum cruising speed – 950 km/h, max altitude 15500m, flight range with maximum fuel load 12500 km	Wing span 28.48 m, length 29.38 m, height 7.9 m.	12
AN-2	UTair Aviation 40 Tyumenspetsavia 14	– +4	Regional airplane for passenger and freight operations in local markets	Cruising speed 470 km/h	Wing span 25m. Length 20.36m, height 6.5 m	Passenger seats in economy class – up to 32
AN-26	Tyumen-spetsavia 2	–	Short-range transport airplane	Speed at 6000m 435 km/h, takeoff speed 480m per minute, max. Altitude 8100m, flight range with a max load of 4500 kg 900 km.	Wing span – 29.2 m. Length – 23.8 m, height 8.575 m	
Total	**151**	**+21**				

Plans In 2007, the Company is planning to purchase new aircraft: TU-154, TU-134, ATR.

Type of Aircraft	Fleet as of December 31, 2006	Change in Number as per 2005	Fleet of Helicopters in Operation — Main Characteristics: Type	Flight Characteristics	Load Capacity
MI-26T	23	+4	Multi-purpose wide-body helicopter	Max speed 295 km/h, dynamic ceiling 4600 m, flight range with full tank 800 km, flight range with additional tanks – 1920 km	20 t
MI-10K	7	–	Heavy multipurpose helicopter – a flying crane	Dynamic ceiling 2000 m, flight range with standard useful load – 250 km	On external suspension – 11t
MI-8 MTV-1	32	+3	Civil transportation helicopter	Max speed up to 1500m -250 km/h, dynamic ceiling – 6000m, flight range 725km, flight range with additional tanks 950 km	On external suspension – 3 (5)t Inside the fuselage – 4t
MI-8 AMT	1	–	Civil transportation helicopter	Max speed up to 1500m – 250 km/h, dynamic ceiling 6000m, flight range 725 km, flight range with additional tanks 950 km.	On external suspension – 3 (5)t Inside the fuselage – 4t
MI-8	113	– 1	Civil transportation helicopter	Max speed up to 1500 m – 250 km/h, dynamic ceiling 6000 m, flight range 620 km, flight range with additional tanks 1135 km	On external suspension – 3t Inside the fuselage – 4t
MI-171	2	+2	Civil transportation helicopter	Max speed up to 1500 m – 250 km/h, dynamic ceiling 6000 m, flight range 725 km, flight range with additional tanks 950 km.	On external suspension – 3 (5)t Inside the fuselage – 4t
Eurocopter AS-355 N	1	+1	Civil transportation helicopter	Maximum cruising speed 223 km/h, flight range 740 km	1.094 t
Total	**179**	**+9**			

Plans In 2007, the Company is planning to purchase new helicopter equipment, including light, foreign-made Eurocopter BO105s, also MI-8, MI-171.

UTair-Leasing

Main types of operations: **lease of assets**
Location: **Khanty-Mansiysk, Khanty-Mansiysk Autonomous District, Tyumen Region, Russia 628012**
Data on unilateral executive body of the Company: **Alexander V. Kuznetsov, Chief Executive Officer**

UTair-Finance

Main types of operations: **providing financial services**
Location: **Khanty-Mansiysk, Khanty-Mansiysk Autonomous District, Tyumen Region, Russia 628012**
Data on unilateral executive body of the Company: **Andrey F. Akst, Chief Executive Officer**

Zentr Aviazionnoj Bezopasnosti

OMain types of operations: **providing security services**
Location: **Plekhanovo Airport, Tyumen, Russia 625025**
Data on unilateral executive body of the Company: **Sergey V. Pichugov, Director**

Tjumenjaviatechsnab

Main types of operations: **procurement of goods and materials, procurement and sales, wholesale and retail trade**
Location: **27 S. Ilyushina Street, Roshino Airport, Tyumen, Russia 625025**
Data on unilateral executive body of the Company: **Yevgeniy V. Sidorenko, Director**

Zentr Professionalnoj Podgotovki

Main types of operations: **implementing educational programs aimed at training, retraining and continuous education of aviation personnel**
Location: **Roshino Airport, Tyumen, Russia 625033**
Data on unilateral executive body of the Company: **Vladimir V. Demkin, Director**

Ukrainian Handling Company

Main types of operations: **coordination and sales of airplane tickets, booking seats on domestic and international flights upon passenger request**
Location: **Terminal "B", International Airport "Borispol", Borispol, Ukraine**
Data on unilateral executive body of the Company: **Vadim K. Ilnitskiy, Director**

Information on Branches and Representative Offices of UTair Aviation

1. Berezovskiy Branch

Location and mailing address: **Berezovo Airport, Tyumen Region, Russia 628140**
Director: **Sergey A. Kokorin**
Telephone: **+7 34674 2-19-60**

2. Mys Kamennyi Branch

Location and mailing address: **Mys Kamennyi Airport, Tyumen Region, Russia 629720**
Director: **Sergey A. Shiyan**
Telephone: **+7 3452 39-83-65**

3. Noyabrsk Branch

Location and mailing address: **Noyabrsk Airport, Tyumen Region, Russia 629802**
Director: **Nikolay N. Ponomarenko**
Telephone: **+7 349) 365261**

4. Separated Subdivision ZapSibCatering – Branch

Location and mailing address: **Surgut Airport, Khanty-Mansiysk Autonomous District, Tyumen Region, Russia 628422**
Director: **Alexander N. Naychuk**
Telephone: **+7 3462 77-09-55**

5. Specialized Aviation Safety Division – Branch

Location and mailing address: **Plekhanovo airport, Tymen, Russia 625025.**
Director: **Sergey V. Pichugov**
Telephone: **+7 345) 43-25-74**

6. Tazovskiy Branch

Location and mailing address: **Airport, Tazovskiy village, Tyumen Region, Russia 629350**
Director: **Yevgeniy Y. Smirnov**
Telephone: **+7 34940 2-13-31**

7. Tyumen Aviation Company – Branch

Location: **Roshino Airport, Tyumen, Russia 625033**
Mailing address: **Plekhanovo Airport, Tyumen, Russia 625025**
Director: **Viktor I. Pavlichenko**
Telephone: **+7 3452 43-50-82**

8. General representative office in Moscow

Location and mailing address: **24 Myasnitskaya Street, Bld. 1, Ofc. 75, Moscow, Russia 101000**
Director: **Sergey N. Babiy**
Telephone: **+7 495 745-40-78**

9. Representative Office in Yamalo-Nenetskiy Autonomous District

Location and mailing address: **629104 Russia, Tyumen Region, Salekhard Airport**
Director: **Vladimir N. Polupanov**
Telephone: **+7 34922 7-42-10.**

10. Representative office in USA:

Location and mailing address: **Graybar Building at Grand Central, 420 Lexington Avenue, suite 300, New York, NY 10170**
Director: **Mamed V. Kasumov**
Telephone: **+ 1 212 4792536**

Information on Companies in the UTair Group

UTair-Express
Main types of operations: **passenger and freight aircraft operations, aviation operations**
Location: **80 Kirova Street, Syktyvkar, Republic of Komi, Russia 167983**
data on unilateral executive body of the Company: **OOO UKair management company.**

Tjumenjspezavia
Main types of operations: **passenger and freight aircraft operations, aviation operations**
Location: **Airport, Nizhnyaya Tavda, Tyumen Region**
Data on unilateral executive body of the Company: **Vladimir N. Koromyslov, Director**

UTair South Africa
Main types of operations: **freight operations, repair and maintenance of aviation equipment**
Location: **Hangar № 30, Lanseria International Airport 1748 South Africa**
Data on unilateral executive body of the Company: **Rufat V. Kasymov, Director**

UT Project Services
Main types of operations: **freight operations, repair and maintenance of aviation equipment**
Location: **6/39, Jangpura-B, New Delhi-110014 India**
Data on unilateral executive body of the Company: **Fanis M. Mirzayanov, Director**

UTair Europe
Main types of operations: **freight operations, repair and maintenance of aviation equipment**
Location: **Palisady 33 Bratislava 811 06 Slovak Republic**
Data on unilateral executive body of the Company: **Oleg V. Lysenko, Executive Director**

Zavod Nr. 26
Main types of operations: **Overhaul, repair and restoration works with aviation equipment and components**
Location: **Plekhanovo Airport, Tyumen, Russia 625025**
Data on unilateral executive body of the Company: **Gennadiy V. Galiakhmetov, Chief Executive Officer**

UTair-Technic
Main types of operations: **repair and maintenance of aviation equipment**
Location: **Roshino Airport, Tyumen, Russia 625033**
Data on unilateral executive body of the Company: **Vitaliy I. Yukkers, Director**

Surgut Airport
Main types of operations: **ground servicing of incoming and outgoing aircraft, receiving and dispatching passengers, mail, freight, technical maintenance of aircraft, operating passenger terminals, airfields, and other ground facilities**
Location: **Airport, Surgut, Khanty-Mansiysk Autonomous District, Tyumen Region, Russia 628422**
Data on unilateral executive body of the Company: **Yevgeniy V. Dyachkov, Chief Executive Officer**

Kondaavia
Main types of operations: **ground servicing of landing and departing aircraft, receiving and dispatching passengers, mail, freights, technical maintenance of aircraft, operating passenger terminals, airfields and other ground facilities**
Location: **58 60 Let VLKSM Street, Kondinskoye, Kondinskiy District, Khanty-Mansiysk Autonomous District, Tyumen Region, Russia 628210**
Data on unilateral executive body of the Company: **Vera F. Pershina, Chief Executive Officer**

Tobolskavia
Main types of operations: **operating aviation equipment, providing aviation services for aircraft**
Location: **Airport, Tobolskiy Rayon, Tyumen Region, Russia 626111**
Data on unilateral executive body of the Company: **Alexander G. Selyukov, Chief Executive Officer**

Zentr Realizazii Perevozok I Uslug
Main types of operations: **coordination and sales of airplane tickets and booking seats on domestic and international flights upon passenger request**
Location: **10 Mayskaya Street, Surgut, Khanty-Mansiysk Autonomous District, Tyumenskaya Oblast, Russia 628400**
Data on unilateral executive body of the Company: **Oleg A. Bodin, Chief Executive Officer**

Zapadno-Sibirskoe Agentstvo Vozdushnyh Soobcheny
Main types of operations: **coordination and sales of airplane tickets, booking seats on domestic and international flights upon passenger request**
Location: **10 Mayskaya Street, Surgut, Khanty-Mansiysk Autonomous District, Tyumenskaya Oblast, Russia 628400**
Data on unilateral executive body of the Company: **Oleg A. Bodin, Chief Executive Officer**

UTair-Samara
Main types of operations: **coordination and sales of airplane tickets, booking seats on domestic and international flights upon passenger request**
Location: **Kurumoch Airport, Samara, Russia 443041**
Data on unilateral executive body of the Company: **Alexander I. Protchenko, Director**

UTair-Ufa
Main types of operations: **coordination and sales of airplane tickets, booking seats on domestic and international flights upon passenger request**
Location: **Airport, Kirovskiy District, Ufa, Republic of Bashkortostan, Russia 450056**
Data on unilateral executive body of the Company: **Dmitriy I. Toropov, Director**

Information on Major Transactions and Transactions with Interest

In 2006 the Company has entered into following transactions:

1) Type and subject of transaction: **Surety**

- Subject of the transaction, including civil rights and responsibilities that were established, modified or terminated by the said transaction: **the Warrantor agrees to be responsible to the creditor of a third party for performing of its obligations by the latter.**
- Parties and beneficiaries under the transaction: **Warrantor – Utair Aviation, Creditors – buyers of 03 series documentary interest-bearing inconvertible bonds payable on demand, issued by UTair-Finance, Borrower – UTair-Finance.**
- Amount of transaction in cash and in percentage of the cost of the Issuer's assets: **2 000 000 000 RUR plus aggregate coupon income under 03 series documentary interest-bearing inconvertible bonds payable on demand, issued by Limited Liability Company UTair-Finance with mandatory centralized storage, 22.718%.**
- Cost of the issuer's assets as at the end of the reporting quarter preceding the date of the transaction (date of signing the agreement) and with respect to which were generated financial statements pursuant to the RF legislation: **8 803 560 000 RUR.**
- Date of closing the transaction (date of signing the agreement): **December 19, 2006.**
- Data on approval of the transaction in the event if this is a major transaction or a transaction where the issuer is an interested party: **General Meeting of Shareholders, Minutes No. 25, issued on December 12, 2006.**
- Transaction category: **transaction where the issuer is an interested party.**
- Management body of the issuer making the decision to approve the transaction: **General Meeting of Shareholders.**
- Date of the decision to approve the transaction: **November 27, 2006.**
- Date and number of Minutes from the meeting of the authorized management body of the issuer, during which was made the decision to authorize the transaction: **Minutes No. 25, issued on 12 December 2006.**

2) Type and subject of transaction **Loan Agreement**

- Subject of the transaction, including the civil rights and responsibilities that are established, modified or terminated by the said transaction: **the Creditor agrees to issue a loan to the Borrower by depositing cash to the Borrower's bank account.**
- Parties and beneficiaries of the transaction: **Borrower – UTair Aviation, Creditor – UTair-Finance.**
- Amount of transaction in cash and in percentage from the cost of assets of the issuer: **2 000 000 000 RUR; 22.718%.**
- Cost of the issuer's assets as at the end of the reporting quarter preceding the transaction (date of signing the Agreement), i.e. for which were generated accounting statements pursuant to the RF legislation: **8 803 560 000 RUR.**
- Date of transaction (date of signing the Agreement): **December 19, 2006.**
- Data on approving the deal in the event if the transaction is a major transaction or a transaction where the issuer is an interested party: **General Meeting of Shareholders, Minutes No. 25 issued on December 12, 2006.**
- Transaction category: **a transaction where the issuer is an interested party**
- Issuer's management body making the decision to approve the transaction: **General Meeting of Shareholders.**
- Date of the decision approving the transaction: **November 27, 2006.**
- Date and number of the Meeting Minutes issued by the authorized management body of the issuer from the meeting at which the transaction was approved: **Minutes No. 25 issued on December 12, 2006.**

Saint-Petersburg
2007

0152

Summary of UTair Press Releases – 2007

	Date	Description
1.	04/27/07	**IBS Picked to Implement SAP ERP Solution at UTair** UTair's Executive Board publishes final results of tender to pick IBS as the company to implement SAP ERP solutions.
2.	05/14/07	**UTair Posts 22.7% Increase in Passenger Numbers in January-April** UTair carries 730,165 passenger in January-April 2007, 22.7% more than the same period in 2006.
3.	05/15/07	**UTair Extends Air Operation Certificate** UTair successfully completes procedures for extending an air operator's certification, confirming its right to continue to provide commercial air service and air operation until April 29, 2009.
4.	05/23/07	**UTair Expands Air Fleet** UTair launches two more regional jet liners, bringing its total to six ATR-42 airliners.
5.	05/29/07	**UTair Renames Subsidiary UTair Engineering** Plant No. 26 Open Joint-Stock Company is renamed UTair Engineering.
6.	05/30/07	**UTair's Supervisory Board Sets Preliminary Dividend Size** UTair's Supervisory Board recommends that the annual general shareholder's meeting approve RUR0.138 as dividend per common share for 2006, twice as large a dividend as in 2005.
7.	06/14/07	**UTair Boosts Passenger Transportation by 21.1% Between January and May** UTair carries 954,975 passengers from January through May, 21.1 percent more than the same period in 2006.
8.	06/15/07	**UTair Signs Cooperation Agreement with KURSK Government** The government of the Kursk region and UTair enter into an economic cooperation agreement on June 9, 2007.
9.	06/28/07	**UTair's Shareholders Approve Annual Report** UTair holds its annual general meeting of shareholders in Khanty-Mansiysk on June 28 and approve UTair's annual report. Copy of Annual Report for 2006 attached.

	Date	Description
10.	07/04/07	**UTair Continues Flights to Europe** UTair continues program of flights to Europe under its 2007 business plan.
11.	07/11/07	**UTair Sees Passenger Transportation Rise 21% in H1 2007** UTair carries 1,254,415 passengers from January through June 2007, 21% more than the same period in 2006.
12.	07/19/07	**More Opportunities for STATUS-Family Program Members** UTair and Bank of Khanty-Mansiysk launch a joint product, a co-branding of the STATUS-Bank of Khanty-Mansiysk card to create the STATUS-Family program for increased discounts and awards.
13.	07/24/07	**UTair Delivers Strong Revenue Growth in H1 2007** UTair's revenue grows almost 40%, surpassing RUR9b, significantly higher than the same period in 2006.
14.	07/27/07	**UTair to Help Greek Firefighters** ATair sends one Mi-26 helicopter to Greece with crew and technical personnel on board, to help fight large forest fires.
15.	08/02/07	**UTair Embarks on Works Under Long-Term Contract with Rosneft** UTair wins Rosneft's tender for helicopter operations and begins operations at the Vankor oil and gas field.
16.	08/03/07	**UTair Posts H1 2007 Financial Results** UTair's revenue in the first six months of 2007 surges 39.1% to nearly RUR9.054bn from the same period in 2006.
17.	08/20/07	**UTair Airliner Named After Viktor Muravlenko** One of UTair's Tu-154M liners is named after Viktor Muravlenko.
18.	09/06/07	**UTair's Mi-26 Dumps 7,500 Tonnes of Water to Help Fight Greek Fires** A UTair Mi-26 helicopter has carried roughly 7,500 tons of water to fight fires in Greece.
19.	09/26/07	**UTair's Executives Ranked as Russia's Leading Managers** UTair's senior executives are ranked among Russia's top 1000 managers by the Russian Managers Association's rating agency and Kommersant Publishing House.

	Date	Description
20.	10/01/07	**UTair's BO-105 Embarks on Air Ambulance Service** UTair's Eurocopter BO-105 begins flights for the Emergency Medicine Center of the Khanty-Mansiysk Autonomous Region – Yugra, and carries special medical equipment and is on alert twenty-four hours a day in the region's central airport.
21.	10/03/07	**UTair to Open Tender to Purchase Short-Haul Jets** UTair's supervisory board decides to start a tender for short-haul jets to replace its air fleet of Tu-134 aircraft as part of its large-scale fleet renewal program.
22.	10/12/07	**UTair Boosts Passenger Traffic 20.7% in Eight Months of 2007** UTair carries 1,943,091 passengers in the fist eight months of 2007, up 20.7% from the same period in 2006.
23.	10/12/07	**UTair Boosts Passenger Traffic 21.1% in Nine Months of 2007** UTair carries 2,232,945 passengers in the first nine months of 2007, up 21.1% from the same period in 2006.
24.	10/12/07	**UTAir Boosts Passenger Traffic 21.1% in Ten Months of 2007** UTair carries 2,471,732 passengers in the first ten months of 2007, up 21.1% from the same period in 2006.
25.	10/24/07	**UTair Releases IFRS-Based 2006 Consolidated Financial Statement** UTair announces preparation and audit of its consolidated 2006 financial statement under International Financial Reporting Standards (IFRS).
26.	11/04/07	**Official Statement by UTair** UTair details a November 2, 2007 Mi-8MTV-1 helicopter accident in which all three crew members were killed. The helicopter was conducting a United Nation's humanitarian mission in Liberia.
27.	11/06/07	**UTair's ATR-42's Bring Together Russia's Major Regional Centers** UTair anticipates launching 20 new routes during the fall-winter 2007-2008 period, most of which will be conducted on ATR-42 regional liners.
28.	11/15/07	**UTair Employee Named Pilot of the Year** The helicopter Association International (HAI) has named UTair pilot Frantz Levitzky Pilot of the Year.

	Date	Description
29.	11/16/07	**UTair Demonstrates Capabilities of MI-26 Helicopter to Italian Officials** A UTair Mi-26 helicopter makes a demonstration flight in Italy.
30.	11/26/07	**UTair Announces Tender for Aircraft Supply** ATair announces a tender for the supply of commercial civil jet aircraft to replace 35 Tupolev Tu-134 planes as part of UTair's fleet renewal program.
31.	12/05/07	**UTair First to Obtain New License** UTair is the first Russian airline to receive the Russian Transportation Ministry's new license for transporting passengers and cargo by air.
32.	12/06/07	**UTair Holds Presentation in New York** UTair holds a presentation in New York on November 20, 2007 to mark the airline's 40th birthday and the announcement of its international operating results for 2006.
33.	12/12/07	**UTair Reports 21.2% Increase in Passenger Transportation from January to November 2007** UTair transports 2,6991,901 passengers from January to November 2007, 21.2% more than the same period in 2006.
34.	12/17/07	**Market Capitalization of UTair Tops $400M** The market capitalization of UTair Aviation rises above USD400 million on November 30, 2007.
35.	12/18/07	**Official Statement by UTair** UTair details a December 18, 2007 Mi-8MTV-1 helicopter accident in the Republic of Congo in which the captain made an emergency landing on the side of a mountain. Although all crew members and passengers escaped alive, the aircraft's mechanic died shortly after landing.
36.	12/26/07	**UTair Projects 42% Rise in Revenue for 2008** At it's December 22, 2007 meeting, the Executive Board of UTair projects a rise in operating revenue of RUR31.1 bn, up 42% from 2007.
37.	12/26/07	**UTair Aviation, JSC Extends Documentation for Submission Period for the Open Tender for Delivery of Aircraft** UTair extends the documentation submission period for the tender delivery of commercial civil jet aircraft.

1. **IBS Picked to Implement SAP ERP Solution at UTair**

Rule 12g3-2(b)(iii)

UTair Aviation

Joint-Stock Company

No. 29

PRESS RELEASE April 27, 2007

IBS PICKED TO IMPLEMENT SAP ERP SOLUTION AT UTair

The Executive Board of UTair (UTair Aviation, JSC) has published the final results of the tender to pick a company that would take a set of measures to implement SAP ERP solutions. IBS has been announced the winner of the tender.

The decision to rollout a business management system employing the most state-of-the-art information technology stems from the sustained annual growth of UTair's revenue which has been above 40 percent for the past few years, and steadily increasing passenger transportation and destinations as well as from the need to meet generally accepted international standards.

The joint project team bringing together both UTair and IBS employees will launch a pilot project targeted at improving information support of the control over fixed asset movement.

Further on, the pilot configuration will be scaled and spread throughout all business areas of UTair. The airline proposes to automate its operations using the SAP ERP financial and management accounting platform, install information systems for budgeting, corporate accounting and human resources management.

The airline's General Director Andrei Martirosov said: "We believe that IT-based management will help the company retain a high level of controllability amid rapid growth and grant it an extra competitive edge."

About companies

IBS (www.ibs.ru) is the leader of the Russian information technology and consulting market.

IBS is Russia's first company to become distinguished as Local Alliance Partner of SAP AG, as well as SAP's first partner for business analysis solutions. In 2005, IBS was recognized the best Local Service Partner of SAP AG in Russia and the CIS. IDC, a global provider of market intelligence, has ranked the IBS team implementing SAP solutions among the best in Russia.

SAP AG (www.sap.com) is the global vendor of packaged software covering all spheres of financial and management accounting, human resources management, operations and corporate services, and equipped with powerful analytical tools.

UTair (www.utair.ru) is rated among Russia's top four passenger air carriers operating airplanes, and ranks largest helicopter operator in Russia and throughout the world. The airline provides transport to peacekeeping missions as a major contractor of the UN. The airline is set to expand its commercial presence in North America, Europe, Asia and Africa.

UTair boasts the largest air fleet in Russia comprising 300 jets and helicopters, and its helicopter fleet, including the unique Mi-36 aircraft, is capable of lifting the heaviest cumulative load in the world. The airline has repeatedly won the Wings of Russia National Aviation Award, Russia's most prestigious independent accolade for air carriers.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

2. UTair Posts 22.7% Increase in Passenger Numbers in January-April

UTair Aviation

JOINT-STOCK COMPANY

RECEIVED

PRESS RELEASE

No. 30
May 14, 2007

UTair POSTS 22.7% INCREASE IN PASSENGER NUMBERS IN JANUARY-APRIL

UTair (UTair Aviation, JSC) carried 730,165 passengers in January-April 2007, which is 22.7 percent more than in the first four months of the previous year.

A considerable increase was also seen in the airline's other performance indicators over the reporting period. In particular, the company's passenger traffic rose 28.9 percent.

In January-April 2007, the volume of mail carried by transport aircraft surged 61.6 percent, the volume of transported cargo grew 50.5 percent.

UTair's airplanes logged 34,183 flight hours, up 20.5 percent from a year ago.

The company's helicopters logged 13,920 flight hours, which is 6.6 percent more than in the same period in 2006.

According to UTair's business plan, the company's airplanes and helicopters will spend more than 200,000 hours in the air in 2007. Over 3m passengers will be transported and around 30 new routes introduced. Helicopter operations will be conducted in ten foreign countries as well as Russia, with the volume of helicopter service exports increasing by more than 26 percent.

The main operating figures for the airline's activity in January-April 2007 are presented in the chart below:

For additional information, please, contact:
Public Relations Service
Tel.: +7 (3462) 770-971, Fax: +7 (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

Operating indicators	Unit of measurement	4 months of 2006	4 months of 2007	Change, %
Transport aircraft				
Passenger traffic	'000 passenger-kilometers	846,129.0	1,090,550.5	128.9
Number of passengers carried	people	594,842	730,165	122.7
Flying time	hours	28,373	34,183	120.5
Cargo transported	tonnes	2,569.6	3,867.3	150.5
Mail transported	tonnes	338.7	547.3	161.6
Helicopter operations				
Flying time	hours	13,064	13,920	106.6

You can visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: +7 (3462) 770-971, Fax: +7 (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

3. **UTair Extends Air Operation Certificate**

Rule 12g3-2(b)(iii)

UTair Aviation

JOINT-STOCK COMPANY

PRESS RELEASE

No. 31
May 15, 2007

UTair extends air operation certificate

UTair (UTair Aviation, JSC) has successfully completed the procedures for extending an air operator's certificate, thus confirming its right to provide commercial air service and air operation until April 29, 2009. A corresponding document was signed by Gennady Kurzenkov, the head of the Federal Service for Transport Supervision of the Russian Transportation Ministry.

UTair Aviation is Russia's largest civil air operator with its fleet numbering 300 aircraft.

In 2006, the airline's planes carried out 60,000 passenger flights – an average of 160 per day. Helicopters performed 100,000 cargo and passenger flights. In 2006, UTair planes and helicopters transported some 2.5m passengers.

According to UTair's business plan, the company's airplanes and helicopters will spend more than 200,000 hours in the air in 2007. Over 3m passengers will be transported and around 30 new routes launched. Helicopter operations will be conducted in ten foreign countries as well as Russia, with the volume of helicopter service exports increasing by more than 26 percent.

You can visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: +7 (3462) 770-971, Fax: +7 (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

4. **UTair Expands Air Fleet**

UTair Aviation

Joint-Stock Company

Press Release

No. 32
May 23, 2007

UTair expands air fleet

UTair (UTair Aviation, JSC) has continued upgrading its passenger air fleet. The company has launched two more regional jet liners ATR-42 produced in Europe in operation. UTair's fleet currently boasts 4 ATR-42 airliners.

With ATR-42 jets, UTair performs passenger flights between Tyumen, Nizhnevartovsk, Khanty-Mansiysk, Novosibirsk, Ufa and Omsk. The newly acquired airliners will be flying along the following routes: Tyumen – Khanty-Mansiysk – Yekaterinburg – Nizhnevartovsk, Tyumen – Beloyarsky – Khanty-Mansiysk – Sovetsky etc.

More ATR-42 liners are expected to be delivered, and two more jets will be put in operation in May 2007. In mid-summer 2007 UTair's fleet will count 7 such planes.

ATR-42 jets comply with all international flight safety requirements and are successfully operated in Russia, Europe and America.

UTair's plans are to expand its ATR fleet to 15 liners, which will gradually replace An-24 and Yak-40 aircraft flying on regional routes.

UTair is Russia's largest regional air carrier, with an estimated 430,000 passengers to be carried on some 9,000 regional routes in 2007. According to UTair's business plan, the airline projects to carry over 3m passengers on its planes and helicopters, and to introduce around thirty new routes.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

5. **UTair Renames Subsidiary UTair Engineering**

Rule 12g3-2(b)(iii)

UTair Aviation

Joint-Stock Company

Press Release

No. 33
May 29, 2007

UTair renames subsidary UTair Engineering

UTair (UTair Aviation, JSC) has continued efforts to improve its aircraft maintenance and repair system consolidated in a separate business unit. In May 2007, Plant No. 26 Open Joint-Stock Company was renamed UTair Engineering. The change in the corporate name does not involve any restructuring processes and does not entail any changes in the Company's commitments and rights with regard to third parties.

In 2006, the Company was put in charge of helicopter maintenance and received high quality maintenance staff. Now, UTair Engineering is responsible for day-to-day and scheduled aircraft maintenance for the Airline and external companies. UTair controls 55.81 percent of common shares of UTair Engineering.

The Company was renamed in line with the rebranding program implemented at UTair Group. Earlier, the Airline itself was rebranded, and in 2006 Komiinteravia which provides full maintenance for Tu-134 fleet was renamed UTair Express.

UTair Technik, another subsidiary of the Airline, has been recently approved under the European Aviation Safety Agency (EASA) regulations, EASA Part-145, for aircraft maintenance.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

6. **UTair's Supervisory Board Sets Preliminary Dividend Size**

UTair Aviation

Joint-Stock Company

Press Release

No. 34
May 30, 2007

UTair's supervisory board sets preliminary dividend size

At its session in Surgut on May 26, 2007, the Supervisory Board of UTair (UTair Aviation, JSC) recommended that the annual general shareholders' meeting approve RUR0.138 (approx. USD0.05) as dividend per common share for 2006, or twice as much as in 2005.

Furthermore, the Supervisory Board gave its preliminary approval to UTair's draft annual report, annual financial statement, including the profit and loss account, for 2006. Sales profit amounted to RUR864.362m (approx. USD33.37m), up from RUR229.087m (approx. USD8.845m) in 2005. The airline's net profit totaled RUR263.895m (approx. USD10.19), up from RUR128.011m (approx. USD4.94m) a year earlier.

The annual general shareholders' meeting of UTair Aviation has been scheduled to take place in Khanty-Mansiysk on June 28, 2007. Apart from the above issues, the general meeting's agenda will also include the election of the airline's Supervisory Board, General Director and Audit Commission, as well as the appointment of auditors.

In April 2007, the airline's market capitalization topped USD300m. The level was surpassed on the Moscow Interbank Currency Exchange on April 4, 2007. As reported earlier, the airline went beyond the psychologically important level of USD100m on January 20, 2006, and shortly after that, in May 2006, its market capitalization soared above USD180m.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

7. **UTair Boosts Passenger Transportation by 21.1% Between January and May**

Rule 12g3-2(b)(iii)

UTair Aviation

Joint-Stock Company

No. 35

Press Release

June 14, 2007

UTair BOOSTS PASSENGER TRANSPORTATION BY 21.1% BETWEEN JANUARY AND MAY

From January through May 2007, UTair (UTair Aviation, JSC) carried 954,975 passengers, which is 21.1 percent more than in the same period of 2006.

In addition, the company also reported a substantial improvement in other performance indicators. In particular, passenger traffic rose 27 percent.

The volume of mail and cargo carried by transport aircraft went up by 53.8 percent and 39.2 percent respectively in January-May 2007 from a year earlier.

UTair's airplanes logged 44,494 flight hours, up 20.6 percent from the previous year.

The company's helicopter flying time amounted to 20,747 hours, or 9.4 percent more than in the same period in 2006.

The volume of cargo carried by helicopters increased 24.7 percent to 14,363.1 tonnes over the period in question.

According to UTair's business plan, its airplanes and helicopters will spend over 200,000 hours in the air in 2007. More than 3m passengers are to be carried and some thirty new routes are to be introduced. Helicopter operations will be conducted in Russia and ten more countries, with helicopter service exports increasing by more than 26 percent.

The main operating figures for the airline's activity during January-May 2007 are presented in the chart below:

Operating Indicators	Unit of measurement	5 months of 2006	5 months of 2007	Growth, %
Transport Aircraft				
Passenger traffic	'000 passenger-kilometers	1,120,164.8	1,422,449.4	127.0
Number of passengers carried	people	788,414	954,975	121.1
Flying time	hours	36,887	44,494	120.6
Cargo carried	tonnes	3,365.9	4,685.7	139.2
Mail carried	tonnes	444.1	682.9	153.8
Helicopter Operations				
Flying time	hours	18,965	20,747	109.4
Cargo carried	tonnes	11,521.0	14,363.1	124.7

You can visit www.utair.ru to learn more about the Airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

8. **UTair Signs Cooperation Agreement with KURSK Government**

Rule 12g3-2(b)(iii)

UTair Aviation

Joint-Stock Company

No. 36

Press Release June 15, 2007

UTair SIGNS COOPERATION AGREEMENT WITH KURSK GOVERNMENT

The government of the Kursk region and UTair (UTair Aviation, JSC) entered into an economic cooperation agreement on June 9, 2007.

The agreement signed by Governor Alexander Mikhaylov and UTair's First Deputy General Director Vasily Lebedinsky makes provisions for long-term air cooperation. Specifically, it sets forth that the Kursk-based airport will be open for scheduled, charter, tour and connecting flights.

The agreement was signed at the town Svoboda in the Kursk region during the 7th Interregional Kursk Korennaya Fair which invited some 800 Russian and foreign companies.

UTair has been cooperating with the Kursk regional government since 2004 offering the region's inhabitants convenient connecting flights to dozens of Russian and foreign cities via the Vkukovo airport at special through fares.

UTair is Russia s largest regional air carrier, with an estimated total of 500,000 passengers to be carried on over 10,000 regional flights in 2007. All in all, according to UTair's business plan, the airline projects to carry over 3m passengers on its planes and helicopters, and to introduce around thirty new routes.

You can visit www.utair.ru to learn more about the airline.

For additional information, please, contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

9. **UTair's Shareholders Approve Annual Report**

10. **UTair Continues Flights to Europe**

Rule 12g3-2(b)(iii)

UTair Aviation

Joint-Stock Company

Press Release

No. 38
Jule 4, 2007

UTair continues flights to Europe

UTair (UTair Aviation, JSC) is continuing its program of flights to Europe under its 2007 business plan.

The restrictions imposed by jointly by the Russian Federal Transport Supervision Service and the Federal Air Transport Agency do not apply to UTair's Tu-154M, ATR-42 and Gulfstream aircraft engaged in scheduled and charter flights to the European Union.

UTair's air fleet numbers 135 airplanes, including 15 Tu-154M liners, seven ATR-42 aircraft, as well as Gulfstream IV-SP and Gulfstream 550 jets.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

11. **UTair Sees Passenger Transportation Rise 21% in H1 2007**

Rule 12g3-2(b)(iii)

UTair Aviation

Joint-Stock Company

No. 39

Press Release

July 11, 2007

UTair SEES PASSENGER TRANSPORTATION RISE 21% IN H1 2007

UTair (UTair Aviation, CJSC) carried 1,254,415 passengers from January through June 2007, 21 percent more than in the same period in 2006.

In addition, the company also made a substantial advance in other performance indicators in the reporting period. In particular, passenger traffic rose 26.5 percent.

The volume of mail and cargo carried by the airline's transport aircraft increased by 53.1 percent and 33.5 percent respectively in the first half of 2007.

UTair's airplanes logged 57,249 flight hours, up 19.9 percent from the previous year, whilehelicopter flying time amounted to 27,879 hours, or 10.3 percent more than in the same period in 2006.

The volume of cargo carried by helicopters increased 39.1 percent to 26,211 tonnes over the period in question.

According to UTair's business plan, its airplanes and helicopters will spend over 200,000 hours in the air in 2007,and the company anticipates to carry more than 3m passengers , as well as introduce some thirty new routes. Helicopter operations will be held in Russia and ten more countries, with helicopter service exports increasing by more than 26 percent.

The main operating figures for the airline's activity during January-June 2007 are presented in the chart below:

Operating Indicators	Unit of measurement	H1 2006	H1 2007	Growth, %
Transport Aircraft				

Passenger traffic	'000 passenger-kilometers	1,528,256.1	1,933,273	126.5
Number of passengers carried	people	1,036,314	1,254,415	121.0
Flying time	hours	47,733	57,249	119.9
Cargo carried	tonnes	4,141.8	5,531.2	133.5
Mail carried	tonnes	527.1	806.9	153.1
Helicopter Operations				
Flying time	hours	25,279	27,879	110.3
Cargo carried	tonnes	18,845.3	26,211	139.1

You can visit www.utair.ru to learn more about the Airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru *e-mail:* sso@gapk.utair.ru

12. More Opportunities for STATUS-Family Program Members

UTair Aviation

Joint-Stock Company

No. 40

Press Release July 19, 2007

More opportunities for STATUS-Family program members

In July 2007 UTair (UTair Aviation, JSC) and Bank of Khanty-Mansiysk have launched a joint product, a co-branding card STATUS – Bank of Khanty-Mansiysk for members of the STATUS-Family program. As reported earlier, the two companies presented the STATUS – Bank of Khanty-Mansiysk card for individual program members last December .

Members of the STATUS-Family program are now entitled to keep money on their accounts, shop both in retail chains and online, as well as enjoy preferential rates under the bank's discount programs with its partners, alongside the accumulation of the program points. Additional STATUS points will be awarded to card owners for all transactions made with the STATUS – Bank of Khanty-Mansiysk card.

Launched in 2001, STATUS was one of the first programs to enhance customer loyalty in the Russian air services sector. The airline embarked upon the STATUS-Family program in January 2003, and since then, more than 140,000 passengers have joined, over 40,000 awards have been given away and over 820 flights have been made. The program's range of offers for members are constantly increasing.

Please visit http://www.status.utair.ru/ *or call +7 (3452) 492462, 492463 for additional information about the STATUS frequent flyer program.*

You may learn more about how to obtain the card in the offices of the Bank of Khanty-Mansiysk or from the bank's information and help desk at +7 (34671) 90800.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru *e-mail:* sso@gapk.utair.ru

13. **UTair Delivers Strong Revenue Growth in H1 2007**

UTair Aviation

Joint-Stock Company

No. 41

Press Release July 24, 2007

UTair DELIVERS STRONG REVENUE GROWTH IN H1 2007

UTair (UTair Aviation, JSC) has summed up its operating results for the first half of 2007. According to the preliminary data, the Airline's revenue grew almost 40 percent surpassing RUR9bn (approx. USD354.3m). In the same period in 2006, revenue totaled RUR6.5bn (approx. USD255.9m).

UTair attributes its stronger financial results this year to a rise in all of its major operating indicators.

In H1 2007, the Airline carried 1,254,415 people, up 21 percent from the previous year's showing. The Airline's helicopters logged 27,879 flight hours, up 10.3 percent compared with H1 2006.

Visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru *e-mail:* sso@gapk.utair.ru

14. UTair to Help Greek Firefighters

UTair Aviation

Joint-Stock Company

Press Release

No. 42
27 July 2007

UTair to help Greek firefighters

UTair (UTair Aviation JSC) has sent a Mi-26 helicopter to Greece, with a flight crew and technical personnel on board, to help fight large forest fires. The helicopter is equipped with a water discharge device that can contain up to 15 tonnes of water.

The helicopter arrived in Greece,where it is currently based on Peloponnese Peninsula, but will later be transferred to the Eleusis base located outside Athens.

UTair has significant experience carrying out such complicated operations outside Russia. The company's helicopters and the crews of its subsidiaries UTair South Africa and UTair Europe have been involved in many firefighting operations in Africa as well as in Europe. UTair's helicopter fleet and high professional qualities of its flight crews and technical personnel allow the company to help to establish a global firefighting system. UTair has plans for business in America in the future as well.

UTair is the largest helicopter operator in Russia and an acknowledged leader of the global helicopter business. It has about 180 helicopters, including over twenty Mi-26s, the world's largest helicopters, with a lifting capacity of 20 tonnes. Dozens of UTair helicopters are involved in export operations worldwide, from North America to South Africa. The company expects a 25 percent increase in revenue from export helicopter services in 2007.

Visit www.utair.ru to learn more about the airline.

For additional information, please contact:
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru *e-mail: sso@gapk.utair.ru*

15. **UTair Embarks on Works Under Long-Term Contract with Rosneft**

UTair Aviation

JOINT-STOCK COMPANY

No. 44
PRESS RELEASE August 2, 2007

UTair embarks on works under long-term contract with Rosneft

UTair (UTair Aviation, JSC) has started operations at the Vankor oil and gas field located in the Turukhansk and Dudinsk districts of the Krasnoyarsk region. The air carrier won Rosneft's tender for helicopter operations as part of a large-scale investment project in Eastern Siberia. Two Mi-171s specifically constructed for the project at the Ulan-Ude Aviation Plant (UUAZ) are already bringing workmen in for their shifts on the site. Under the long-term contract between the two companies, UTair will carry out a full range of aviation operations at Vankor oil and gas field.

UTair fully meets Rosneft's requirements of having its own helicopters fleet licensed to carry out various assignments, well-developed technical infrastructure necessary for servicing helicopters, and extensive experience in flights to regions with complex environmental and climate conditions (Siberia, Canada, Africa).

The new project has expanded UTair's operations in Eastern Siberia, as the company has been operating in the Irkutsk region since April 2007.

UTair Aviation is Russia's leading helicopter operator and a distinguished global helicopter business. The company's helicopter fleet is comprised of more than 180 helicopters, including over 20 Mi-26s with a maximum load factor of 20 tonnes. Dozens of UTair's helicopters are used to carry out export contracts in different parts of the world – from North America to South Africa. UTair projects a 25-percent increase in revenue from its helicopter operations in 2007.

Visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: (3462) 770-971, Fax: (3462) 28-69-73,
www.utair.ru *e-mail: sso@gapk.utair.ru*

16. **UTair Posts H1 2007 Financial Results**

UTair Aviation

JOINT-STOCK COMPANY

No. 44

PRESS RELEASE

August 3, 2007

UTair POSTS H1 2007 FINANCIAL RESULTS

Khanty-Mansiysk: UTair Aviation (UTair Aviation, JSC) has released its financial results for the first six months of 2007. The airline's revenue surged 39.1 percent to nearly RUR9.054bn (approx. USD353.7m) in the period in question from around RUR6.509bn (approx. USD254.3m) in the first half of 2006.

The prime cost of services provided by the airline rose 33.5 percent year on year to nearly RUR8.389bn (approx. USD327.7m).

With revenue growth outpacing the increase in spending, compared to the same period in 2006, the company's operating surplus rose considerably. The profit from the airline's core operations lept 4.4-fold to RUR665.866m (approx. USD26.01m) from RUR224.962m (approx. USD8.79m) a year ago. The return on sales also grew severalfold: from 3.5 percent in the first half of 2006 to 7.4 percent in 2007. It should be noted that the financial results are slightly above the approved target set out in the company's H1 2007 business plan.

UTair Aviation's assets have increased 38.1 percent since the beginning of the year, including a 11.7 percent rise in the worth of the company's fixed assets due to further active fleet renewal and enlargement.

In the first half of 2007, the airline carried 1,254,415 passengers, 21 percent more than in the first six months of 2006. The company's helicopters flew for 27,879 hours, 10.3 percent more than in the first half of 2006.

Visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: (3462) 770-971, Fax: (3462) 28-69-73,
www.utair.ru *e-mail: sso@gapk.utair.ru*

17. **UTair Airliner Named After Viktor Muravlenko**

UTair Aviation

Joint-Stock Company

PRESS RELEASE

No. 46
August 20, 2007

UTair AIRLINER NAMED AFTER VIKTOR MURLAVENKO

One of UTair's (UTair Aviation, OJSC) Tu-154M liners (hull number RA-85769) has been named after Viktor Muravlenko.

Viktor Muravlenko headed the nation's largest corporation Glavtyumenneftegaz during the formation and development of Tyumen's oil and gas sector, making a significant contribution into the development of the region's civil aviation.

Under his tenure, Glavtyumenneftegaz financed runway and airport construction, as well as helping to build up the material resources and improve the living conditions of pilots in the region.

Other Tu-154 airliners, UTair's flagship aircraft, also bear the names of people renowned in Western Siberia for their considerable contributions towards the advancement of civil aviation and the development of the region's natural resources, including Vasily Bakhilov, Antonina Grigoryeva, Pyotr Panov, Roman Marchenko, Konstantin Luzhetsky, and Vladimir Kuleshov.

You can visit www.utair.ru to learn more about the Airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

18. **UTair's Mi-26 Dumps 7,500 Tonnes of Water to Help Fight Greek Fires**

UTair Aviation

Joint-Stock Company

No. 47

PRESS RELEASE

September 6, 2007

UTair's Mi-26 dumps 7 500 tonnes of water to help fight Greek fires

A Mi-26 helicopter of UTair (UTair Aviation, JSC) has been engaged in firefighting operations in Greece for over a month. Since July 26, it has carried roughly 7 500 tonnes of water to fight fires, using a water tank with a capacity of up to 15,000 liters. UTair's team of 18 employees, including two crews and maintenance personnel, has demonstrated effective teamwork and efficiency.

The helicopter is stationed at the Araksos airport on the Peloponnese peninsula. In the southern Peloponnese firefighters are still working to extinguish forest and city fires.

Yesterday, UTair's firefighters were helping to put out fires in the Kalamata city, in buildings of cultural and historic value.

It is presumed that UTair's team will be engaged in firefighting operations till September 15, 2007.

UTair commands a vast experience in conducting such operations outside Russia. Aircraft and crews of the airline's subsidiaries, UTair South Africa and UTair Europe, have been involved in numerous firefighting tasks throughout Africa and Europe. With its air fleet capacity and efficient flight personnel, UTair is in a position to make plans for a global firefighting system. The airline also projects to expand its operations to America.

You can visit www.utair.ru to learn more about the Airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

19. **UTair's Executives Ranked as Russia's Leading Managers**

OPEN JOINT-STOCK COMPANIES

UTair Aviation

PRESS RELEASE

No. 49
September 26, 2007

UTair'S EXECUTIVES RANKED AS RUSSIA'S LEADING MANAGERS

UTair's (UTair Aviation, JSC) senior executives have again been ranked among Russia's top 1000 managers by the Russian Managers Association's rating agency and Kommersant Publishing House. Four of the airline's executives were awarded high estimates by the rating's expert council in 2007.

UTair's General Director Andrei Martirosov was ranked among the top five managers in the transportation sector.

First Deputy General Director and Commercial Director Vladislav Kravchenko, as well as Deputy General Director and Financial Director Igor Petrov, were listed among the top high-profile directors in their respective areas.

UTair's HR Director Zhanna Shcherbich was recognized among top three leading HR chiefs.

The top 1000 Russian Managers rating, compiled by the Russian Managers' Association, is a tool that allows for the objective assessment of the professional reputation of Russia's leading managers. The rating is destined to sum up the year's performance and display the most professional executives in Russia, leaders in their industries and management areas. The rating proclaimed four of UTair's managers among the best in the country.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru *e-mail:* sso@gapk.utair.ru

20. **UTair's BO-105 Embarks on Air Ambulance Service**

Rule 12g3-2(b)(iii)

UTair Aviation

Open Joint-Stock Company

RECEIVED
2008 JAN 10 A 7:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE No.50

October 1, 2007

UTair'S BO-105 EMBARKS ON AIR AMBULANCE SERVICE

UTair (UTair Aviation. JSC)'s Eurocopter BO-105 has started flights for the Emergency Medicine Center of the Khanty-Mansiysk Autonomous Region – Yugra. The helicopter carries on board special medical equipment required to provide emergency aid and is on alert twenty four hours a day in the region's central airport. The helicopter can fly to hard-to-reach areas of the Khanty-Mansiysk district

The airline views operations performed with a BO-105 helicopter as another step in its Light Helicopters program. Earlier, UTair put the Eurocopter AS-355N into service, helicopters that are characterized by their high fuel efficiency. They are used to carry VIP customers and patrol oil and gas pipelines, as well as for photo and video surveys and carrying small cargo on external sling. Now, they will be used for medical purposes as well.

UTair has tremendous experience in air ambulance service both locally and internationally. From only January 2007, the airline has completed over 1,000 such tasks for Emergency Medicine Center within the boundaries of the Khanty-Mansiysk Autonomous Region.

In all, four of UTair's Mi-8 helicopters, as well as the recently commissioned BO-105 are engaged in medical service in Western Siberia. The airline plans to put two more BO-105 aircraft into service in Surgut and Beryozovo (Khanty-Mansiysk Autonomous Region - Yugra) in the near future.

UTair is Russia's largest helicopter operator and one of the world's leaders in helicopter service. The airline's fleet numbers over 180 helicopters. UTair commands a vast experience in unique helicopter operations in various geographic and climatic conditions.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

21. **UTair to Open Tender to Purchase Short-Haul Jets**

UTair Aviation

Open Joint-Stock Company

No. 51

PRESS RELEASE October 3, 2007

UTair TO OPEN TENDER TO PURCHASE SHORT-HAUL JETS

The supervisory board of UTair (UTair Aviation, JSC) has decided to start a tender for short-haul jets to replace its air fleet of Tu-134 aircraft as part of its large-scale fleet renewal program.

The tender commission includes members of the airline's Supervisory Board and executive body. The commission's aim is to determine the aircraft type and the financing structure for the deal in collaboration with producers, leasing companies and banks.

UTair is currently eyeing aircraft produced both in Russia and abroad, including planes such as the An-148, ARJ-21/700, Bombardier CRJ-700, Embraer ERJ-170, SSJ 100/95, Tu-334 and others. According to the airline's General Director Andrei Martirosov, the airline projects "an open tender, which is bound to become one of the most noticeable events in the Russian aircraft industry". It is presumed that UTair will have acquired over 30 short-haul jets by 2014.

UTair is among Russia's top air carriers, with plans for transporting over three million passengers in 2007, including over 600,000 on regional routes. UTair was one of the first to embark on an air fleet updating program for its regional aircraft. In particular, the airline proposes to gradually replace its Russian Yak-40 and An-24 airliners with European ATR-42. Its air fleet embraces seven ART-42 jets, and the number is to be raised to 15 as soon as in 2008.

UTair's air fleet numbers 139 aircraft, including seventeen Tu-154M, five Tu-154B, thirty-five Tu-134, seven ATR-42, Gulfstream IV-SP and Gulfstream-550 planes.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru *e-mail:* sso@gapk.utair.ru

22. **UTair Boosts Passenger Traffic 20.7% in Eight Months of 2007**

Rule 12g3-2(b)(iii)

UTair Aviation

Joint-Stock Company

No. 45

PRESS RELEASE October 12, 2007

UTair BOOSTS PASSENGER TRAFFIC 20.7% IN EIGHT MONTHS OF 2007

During January-August 2007, UTair (UTair Aviation, JSC) carried 1,943,091 passengers, up 20.7 percent from the same period in 2006.

In addition, the company also made substantial advances in other performance indicators in the reporting period. In particular, passenger traffic rose 25,3 percent.

In the period of January-August, mail and cargo volume carried by the airline's transport aircraft went up by 56.8 percent and 17.4 percent respectively.

UTair's airplanes logged 84,005 flight hours, up 17.4 percent from the previous year.

Helicopter flying time amounted to 43,438 hours, or 9.5 percent more than in the same period in 2006.

The volume of cargo carried by helicopters increased 22.9 percent to 45,097.1 tonnes over the period in question.

According to UTair's business plan, its airplanes and helicopters will spend over 200,000 hours in the air in 2007. More than 3m passengers are expected to be carried and some thirty new routes introduced. Helicopter operations will be held in Russia and ten other countries, with helicopter service exports increasing by more than 26 percent.

The main operating figures for the airline's activity during January-August 2007 are presented in the chart below:

Operating Indicators	Unit of measurement	8 months of 2006	8 months of 2007	Growth, %
Transport Aircraft				

Passenger traffic	'000 passenger-kilometers	2,499,281.4	3,131,739.9	125.3
Number of passengers carried	people	1,609,288	1,943,091	120.7
Flying time	hours	71,575	84,005	117.4
Cargo carried	tonnes	5,734.0	7,300.4	127.3
Mail carried	tonnes	707.1	1108.5	156.8
Helicopter Operations				
Flying time	hours	39,668	43,438	109.5
Cargo carried	tonnes	39,692.3	45,097.1	122.9

You can visit www.utair.ru to learn more about the Airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

23. **UTair Boosts Passenger Traffic 21.1% in Nine Months of 2007**

UTair Aviation

Joint-Stock Company

PRESS RELEASE October 12, 2007

UTair BOOSTS PASSENGER TRAFFIC 21.1% IN NINE MONTHS OF 2007

During January-September 2007, UTair (UTair Aviation, JSC) carried 2,232,945 passengers, up 21.1 percent from the same period in 2006.

In addition, the company also made substantial advances in other performance indicators in the reporting period. In particular, passenger traffic rose 25.1 percent.

In the period of January-September, mail and cargo volume carried by the airline's transport aircraft went up by 35.2 percent and 10.3 percent respectively.

UTair's airplanes logged 95,570 flight hours, up 16.2 percent from the previous year.

Helicopter flying time amounted to 51,364 hours, or 9.5 percent more than in the same period in 2006.

The volume of cargo carried by helicopters increased 21.9 percent to 54,547.9 tonnes over the period in question.

According to UTair's business plan, its airplanes and helicopters will spend over 200,000 hours in the air in 2007. More than 3m passengers are expected to be carried and some thirty new routes introduced. Helicopter operations will be held in Russia and ten other countries, with helicopter service exports increasing by more than 26 percent.

The main operating figures for the airline's activity during January-September 2007 are presented in the chart below:

Operating Indicators	Unit of measurement	9 months of 2006	9 months of 2007	Growth, %
Transport Aircraft				

Passenger traffic	'000 passenger-kilometers	2,880,701.5	3,604,242.4	125.1
Number of passengers carried	people	1,844,172	2,232,945	121.1
Flying time	hours	82,241	95,570	116.2
Cargo carried	tonnes	6,620.4	7,300.4	110.3
Mail carried	tonnes	820.1	1108.5	135.2
Helicopter Operations				
Flying time	hours	46,295	51,364	110.9
Cargo carried	tonnes	44,734	54,547.9	121.9

You can visit www.utair.ru to learn more about the Airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

24. UTAir Boosts Passenger Traffic 21.1% in Ten Months of 2007

UTair Aviation

Joint-Stock Company

No. 45

PRESS RELEASE

October 12, 2007

UTair BOOSTS PASSENGER TRAFFIC 21.1% IN TEN MONTHS OF 2007

During January-October 2007, UTair (UTair Aviation, JSC) carried 2,471,732 passengers, up 21.1 percent from the same period in 2006.

In addition, the company also made substantial advances in other performance indicators in the reporting period. In particular, passenger traffic rose 25,3 percent.

In the period of January-October, mail and cargo volume carried by the airline's transport aircraft went up by 29.8 percent and 9.4 percent respectively.

UTair's airplanes logged 106,124 flight hours, up 16 percent from the previous year.

Helicopter flying time amounted to 58,543 hours, or 11.2 percent more than in the same period in 2006.

The volume of cargo carried by helicopters increased 21.9 percent to 54,547.9 tonnes over the period in question.

According to UTair's business plan, its airplanes and helicopters will spend over 200,000 hours in the air in 2007. More than 3m passengers are expected to be carried and some thirty new routes introduced. Helicopter operations will be held in Russia and ten other countries, with helicopter service exports increasing by more than 26 percent.

The main operating figures for the airline's activity during January-October 2007 are presented in the chart below:

Operating Indicators	Unit of measurement	10 months of 2006	10 months of 2007	Growth, %
Transport Aircraft				
Passenger traffic	'000 passenger-kilometers	3,154,021.1	3,953,281.4	125.3

Number of passengers carried	people	2,041,550	2,471,732	121.1
Flying time	hours	91,505	106,124	116.0
Cargo carried	tonnes	7,551.9	8,258.5	109.4
Mail carried	tonnes	985.1	1278.4	129.8
Helicopter Operations				
Flying time	hours	52,629	58,543	111.2
Cargo carried	tonnes	52,076.2	64,538.5	123.9

You can visit www.utair.ru to learn more about the Airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

25. **UTair Releases IFRS-Based 2006 Consolidated Financial Statement**

UTair Aviation

Open Joint-Stock Company

No. 53

Press Release

October 24, 2007

UTair RELEASES IFRS-BASED 2006 CONSOLIDATED FINANCIAL STATEMENT

UTair (UTair Aviation, JSC) has announced the preparation and audit of its consolidated financial statement for 2006 under International Financial Reporting Standards (IFRS).

The airline lays particular emphasis on the preparation and auditing of its IFRS-based financial statements as an important part of its overall strategy to enhance its transparency and investment attractiveness.

UTair's revenue from its core business stood at RUR17bn (approx. USD682.18m) in 2006, up 40.2 percent from 2005. Meanwhile, operating profit from core activities increased 25.8 percent compared with 2005, reaching RUR980.4m (approx. USD37.74m). Net profit after income tax rose 57.3 percent to RUR626.2m (approx. USD25.13m) in 2006 from a year earlier.

The group's total asset value expanded 50.2 percent to RUR12.6bn (approx. USD505.62m), including RUR8.8bn (approx. USD353.1m) in UTair's fixed assets.

The airline has seen positive dynamics in its operating cash flow, which amounted to RUR1.4bn (approx. USD56.18m) in 2006, twice as much as in 2005.

The airline's statement was audited by one of the world's leading international auditing firms, Ernst & Young.

UTair's international financial statement is available in full in Russian and English at the website www.utair.ru.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru *e-mail:* sso@gapk.utair.ru

UTair Aviation Joint-Stock Company

Consolidated Financial Statements

For the year ended 31 December 2006

with Report of Independent Auditors

UTair Aviation Joint-Stock Company

Consolidated Financial Statements

For the year ended 31 December 2006

Contents

Management's Statement of Responsibility for Financial Reporting

The consolidated financial statements of the UTair Aviation Joint-Stock Company (the "Group") have been prepared by the management, which is responsible for the substance and objectivity of the information contained therein.

In preparing the financial statements, management is responsible for selecting suitable accounting principles and applying them consistently; making judgments and estimates that are reasonable and prudent; stating whether IFRS have been followed, subject to any material departures disclosed and explained in the financial statements; and preparing the financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue its business for the foreseeable future.

Management is also responsible for designing, implementing and maintaining an effective and sound system of internal controls across the Group; maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the financial statements of the Group comply with IFRS; maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates; taking steps to safeguard the assets of the Group; and preventing and detecting fraud and other irregularities. In doing so, the Group established the audit committee with the aim to increase the effectiveness of the internal controls and improve the corporate government practices.

The management of the Group conducts business in the interests of the shareholders and in awareness of its responsibilities toward employees, communities and the environment in all the regions in which we operate. Among the management's priorities is increasing the effectiveness of the aviation business, profitability of the Group and therefore wealth of the shareholders.

Martirosov A.Z.	Chief Executive Officer
Pozdnyakov V. A.	Chief Accountant

30 August 2007

Independent Auditors' Report

To the Shareholders and Board of Directors of UTair Aviation Joint-Stock Company:

We have audited the accompanying consolidated financial statements of UTair Aviation Joint-Stock Company and its subsidiaries ("the Group"), which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

(i) As discussed in Note 3 to the consolidated financial statements, the Group has used a revaluation model for measuring its property, plant and equipment. The Group's associates referred to in Note 10 to the consolidated financial statements carry their property, plant and equipment at cost. The Group has not adjusted the associate's accounts when applying the equity method of accounting to conform the associate's accounting policy to those of the Group as required by IAS 28 "Investments in associates". The effect of this departure from the International Financial Reporting Standards has not been determined.

(ii) The Group has not disclosed the name of its ultimate controlling party as required by IAS 24 "Related party disclosures".

Qualified Opinion

In our opinion, except for the effect on the consolidated financial statements of the matter described in the Basis for Qualified Opinion paragraph (i) and except for the omission of the information referred to in the Basis for Qualified Opinion paragraph (ii), the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2006, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

September 15, 2007

Ernst & Young

UTair Aviation Joint-Stock Company

Consolidated Balance Sheet at 31 December 2006

(in thousands of Russian Rubles)

	Notes	2006	2005 As restated
ASSETS			
Non-current assets			
Property, plant and equipment	8	**8,794,567**	4,958,224
Intangible assets		**12,930**	13,558
Net investment in lease – long-term	9	**74,283**	94,815
Investments in associates	10	**118,692**	104,385
Available-for-sale investments	11	**8,062**	6,340
Other assets		**26,173**	5,925
		9,034,707	5,183,247
Current assets			
Inventories	12	**917,079**	723,373
Accounts receivable and prepayments	13	**2,079,145**	2,116,749
Net investment in lease – short-term	9	**129,493**	71,077
Available-for-sale investments	11	**30,291**	55,326
Income tax receivable		**188,816**	73,512
Loans issued		**33,832**	–
Cash and cash equivalents	14	**211,279**	179,235
		3,589,935	3,219,272
Total assets		**12,624,642**	8,402,519
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	20	**3,101,456**	3,101,456
Treasury shares		**(17,340)**	(15,674)
Surplus from reissuance of treasury shares		**13,010**	13,010
Accumulated deficit	20	**(2,424,469)**	(2,982,163)
Assets revaluation reserve		**3,064,366**	1,391,655
Minority interest	27	**103,341**	74,747
Total equity		**3,840,364**	1,583,031
Non-current liabilities			
Long-term borrowings	15	**3,234,864**	185,886
Long-term taxes payable	16	**–**	15,340
Deferred tax liability	26	**918,333**	277,959
Post-employment benefits	19	**73,168**	53,507
Other non-current liabilities		**29,062**	44,913
		4,255,427	577,605
Current liabilities			
Trade and other payables	17	**1,364,444**	1,288,763
Short-term borrowings	15	**2,412,207**	4,021,911
Other taxes payable	16	**372,078**	653,088
Advances from customers and deferred revenue	18	**380,122**	278,121
		4,528,851	6,241,883
Total liabilities		**8,784,278**	6,819,488
Total equity and liabilities		**12,624,642**	8,402,519

Martirosov A.Z. — Chief Executive Officer

Pozdnyakov V. A. — Chief Accountant

30 August 2007

The accompanying notes on pages 8 to 52 are an integral part of these consolidated financial statements.

UTair Aviation Joint-Stock Company

Consolidated Income Statement
For the year ended 31 December 2006

(in thousands of Russian Rubles)

	Notes	2006	2005 As restated
Revenue			
Flight revenue		**16,025,881**	11,139,158
Other revenue		**948,537**	971,334
Total operating revenue	21	**16,974,418**	12,110,492
Direct operating expenses	22	**(9,544,825)**	(6,623,089)
Personnel expenses	23	**(2,709,508)**	(1,876,114)
Depreciation and amortization	8	**(952,064)**	(587,324)
Repair expenses		**(740,268)**	(658,263)
Commissions		**(627,312)**	(510,598)
Impairment of doubtful debts	13	**66,541**	(43,526)
Other operating income/(expenses), net	24	**(1,486,541)**	(1,032,394)
Total operating expenses		**(15,993,977)**	(11,331,308)
Operating profit		**980,441**	779,184
Interest income/ (expenses), net	25	**(535,159)**	(439,923)
Gain on restructuring of tax debt and other borrowings	16	**293,434**	73,367
Share of result of associates	10	**22,020**	19,436
Net foreign exchange gain/(loss)	30	**(42,193)**	4,300
Profit before income tax		**718,543**	436,364
Income tax expense	26	**(92,382)**	(38,348)
Profit for the year		**626,161**	398,016
Attributable to:			
Equity holders of the parent		**594,222**	384,483
Minority interests	27	**31,939**	13,533
Earnings per share (in Russian Rubles) - basic and diluted, for profit for the year attributable to equity holders of the parent	28	**1.05**	0.68

Martirosov A.Z. — Chief Executive Officer

Pozdnyakov V. A. — Chief Accountant

30 August 2007

The accompanying notes on pages 8 to 52 are an integral part of these consolidated financial statements.

UTair Aviation Joint-Stock Company

Consolidated Statement of Cash Flows
For the year ended 31 December 2006

(in thousands of Russian Rubles)

	Notes	2006	2005 As restated
Cash flows from operating activities:			
Profit before income tax		718,543	436,364
Adjustments for:			
Depreciation of property, plant and equipment and amortization of intangible assets	8	952,064	587,324
Amortization of discount attributable to restructured tax debts	25	5,040	16,673
Allowance for impairment of receivables	13	(66,541)	43,526
Other provisions, allowances and pensions		224,171	39,249
Gain on restructuring of tax debt and other borrowings	16	(293,434)	(73,367)
Loss on disposal and revaluation of property, plant and equipment		129,817	31,187
Interest expense	25	562,756	442,069
Interest income	25	(32,637)	(18,819)
Share of result of associates, before tax	10	(22,020)	(19,436)
Operating cash flows before working capital changes		2,177,759	1,484,770
Decrease/(increase) in accounts receivable and prepayments		81,173	(391,311)
Increase in inventories		(250,874)	(354,355)
Increase in accounts payable, advances and other payables		119,387	494,187
Increase in taxes payable and receivable		(59,655)	(89,933)
Cash generated from operations		2,067,790	1,143,358
Income tax paid		(156,450)	(38,728)
Interest paid		(557,110)	(432,454)
Net cash from operating activities		1,354,230	672,176
Cash flows from investing activities:			
Purchase of property, plant and equipment		(2,601,172)	(1,531,130)
Proceeds from the sale of property, plant and equipment		3,705	96,271
Increase in net investments in lease		(37,884)	(98,213)
Short-term loans provided to third parties		(330,351)	(50,000)
Short-term loans repaid by third parties		207,751	50,000
Investments acquisition		(32,013)	–
Investments disposal		2,724	–
Acquisition of minority interest in the subsidiary		(250)	–
Dividends received	10	1,400	1,041
Interest received		23,165	18,819
Net cash used in investing activities		(2,762,925)	(1,513,212)
Cash flows from financing activities:			
Proceeds from borrowings		10,986,080	6,872,151
Repayment of borrowings		(9,487,654)	(5,826,444)
Repayment of long-term taxes restructured		(11,212)	(34,151)
Purchase of treasury shares		(1,666)	(1,434)
Dividends paid to minority shareholders	27	(1,720)	(1,810)
Dividends paid to equity holders of the parent		(40,684)	(31,640)
Net cash from financing activities		1,443,144	976,672
Effect of exchange rate changes on cash and cash equivalents		(2,405)	20
Net increase in cash and cash equivalents		32,044	135,656
Cash and cash equivalents at the beginning of the year	14	179,235	43,579
Cash and cash equivalents at the end of the year	14	211,279	179,235

Martirosov A.Z. Chief Executive Officer

Pozdnyakov V. A. Chief Accountant

30 August 2007

The accompanying notes on pages 8 to 52 are an integral part of these consolidated financial statements.

UTair Aviation Joint-Stock Company

Consolidated Statement of Changes in Equity
For the Year Ended 31 December 2006

(in thousands of Russian Rubles)

		Attributable to equity holders of the parent							
	Notes	Share capital	Treasury shares	Surplus from reissuance of treasury shares	Retained earnings	Revaluation reserve	Total	Minority interests	Total equity
Balance at 31 December 2004 (as previously reported)		3,101,456	(14,240)	13,010	(3,058,760)	1,170,702	1,212,168	63,024	1,275,192
Retrospective adjustments	5	–	–	–	(275,563)	220,953	(54,610)	–	(54,610)
Balance at 31 December 2004 (as restated)		3,101,456	(14,240)	13,010	(3,334,323)	1,391,655	1,157,558	63,024	1,220,582
Purchase of treasury shares		–	(1,434)	–	–	–	(1,434)	–	(1,434)
Profit for the year (as restated)		–	–	–	384,483	–	384,483	13,533	398,016
Dividends to minority shareholders		–	–	–	–	–	–	(1,810)	(1,810)
Dividends to equity holders of the parent		–	–	–	(32,323)	–	(32,323)	–	(32,323)
Balance at 31 December 2005 (as restated)	20	**3,101,456**	**(15,674)**	**13,010**	**(2,982,163)**	**1,391,655**	**1,508,284**	**74,747**	**1,583,031**
Purchase of minority interest		–	–	–	1,375	–	1,375	(1,625)	(250)
Assets revaluation as of 01.01.2006		–	–	–	–	1,672,711	1,672,711	–	1,672,711
Purchase of treasury shares		–	(1,666)	–	–	–	(1,666)	–	(1,666)
Profit for the year		–	–	–	594,222	–	594,222	31,939	626,161
Dividends to minority shareholders		–	–	–	–	–	–	(1,720)	(1,720)
Dividends to equity holders of the parent		–	–	–	(37,903)	–	(37,903)	–	(37,903)
Balance at 31 December 2006	20	**3,101,456**	**(17,340)**	**13,010**	**(2,424,469)**	**3,064,366**	**3,737,023**	**103,341**	**3,840,364**

Martirosov A.Z. — Chief Executive Officer

Pozdnyakov V. A. — Chief Accountant

30 August 2007

The accompanying notes on pages 8 to 52 are an integral part of these consolidated financial statements.

(in thousands of Russian Rubles unless otherwise stated))

1. Corporate Information

UTair Aviation Joint Stock Company ("the Company" or "UTair") and its subsidiaries (collectively "the Group") provide cargo and passenger services using helicopters and aircrafts as well as aviation services. The Group operates the air fleet of more than 300 aircrafts and helicopters. Cargo and passengers aircraft transportation is performed within Russia, CIS and far-abroad. The Group provides helicopters services in Russia mainly to the oil- and gas companies, abroad – to the United Nations Organization (UN). The main aviation services are: catering, airport services, repairs and maintenance of the air fleet, air ticketing and aeronautical personnel training.

The parent company UTair was incorporated as an open joint stock company in the Russian Federation on 28 October 1992. The registered office of the Company is: 628012, Russia, Tyumen oblast, Khanty-Mansijsk autonomous district – Ugra, Khanty-Mansijsk, Airport.

As of 31 December the Company's ordinary shares were owned by:

Name	2006 % share	2005 % share
"La Manche" LLC (Russia)	**19.99%**	19.99%
"Triseltco" LLC (Russia)	**19.84%**	19.84%
"Polint" LLC (Russia)	**18.80%**	18.80%
"Krajel" LLC (Russia)	**17.00%**	17.00%
Individuals	**15.60%**	16.80%
Other legal entities	**7.45%**	6.25%
Treasury shares	**1.32%**	1.32%

The Company has the following principal subsidiaries, which are included into the consolidated financial statements:

Entity	Activity	2006 % share	2005 % share
"Zentr Realizazii Perevozok I Uslug" LLC	General agent for air ticket sales	**100%**	100%
"UTair-Leasing" LLC	Leasing company	**100%**	100%
"Zentr Professionalnoj Podgotovki" NP	Education and certification services for cockpit personnel	**100%**	100%
"Tjumenjspezavia" CJSC	Air carrier	**100%**	100%

1. Corporate Information (continued)

Entity	Activity	2006 % share	2005 % share
"Tjumenjaviatechsnab" LLC	Fixed assets and inventories supply	**100%**	100%
"Zentr Aviazionnoj Bezopasnosti" LLC	Organization of the Group's security	**100%**	100%
"UTair-Finance" LLC	Finance services	**100%**	100%
"UTair-Technic" LLC	Air fleet repairs	**100%**	100%
UTair South Africa (Pty) Ltd. (South African Republic)	Transportation services and technical support and maintenance of air fleet	**100%**	100%
UT Project Services Private Ltd. (India)	Transportation services and technical support and maintenance of air fleet	**100%**	100%
Ukrainian Handling Company (Ukraine)	Transportation services and technical support and maintenance of air fleet	**100%**	100%
"UTair-Ufa" LLC	Representative office	**100%**	–
"UTair-Samara" LLC	Representative office	**100%**	–
"Tobolskavia" LLC	Airport services	**100%**	–
"UTair-Express" LLC (in 2005 - "Komiinteravia" JSC)	Air carrier	**100%**	98.4%
"UKair" LLC	Management services	**50%**	–
"Irtyshaviatrans" LLC	Air carrier	**100%**	73%
"Zavod Nr. 26" JSC	Repair and maintenance of air fleet	**55.8%**	55.8%
"Zapadno-Sibirskoe Agentstvo Vozdushnyh Soobcheny" LLC	Sale of air tickets	**51%**	51%

All companies of the Group are incorporated under the laws of the Russian Federation except for subsidiaries in South Africa, India and Ukraine.

In 2006 the Group purchased the minority shares in "Komiinteravia" JSC after which the company was reorganized into a limited liability company and its name was changed to "UTair-Express" LLC.

In 2006 the Group registered "UTair-Ufa" LLC and "UTair-Samara" LLC. These companies were established as a result of optimization of the UTair Group structure for the purposes of representation of interest of the Company in the cities of Ufa and Samara, organization and sale of domestic and international flight tickets, attraction and arrangement of special aerial works, organization of arrival and departure of passengers, shipment of luggage, cargo and mail. The Group also registered "Tobolskavia" LLC which provides airport services in Tobolsk airport (Tyumen region).

1. Corporate Information (continued)

At 31 December 2006 the Group employed approximately 7.9 thousands of employees (31 December 2005: 7.6). The Group's facilities are based in Tyumen oblast, as well as in Moscow, Syktyvkar, Samara and Ufa. The facilities of the Group's foreign subsidiaries are based in South African Republic, India and Ukraine.

The consolidated financial statements of UTair Aviation Joint-Stock Company for the year ended 31 December 2006 were authorized for issue by the executive body of the Company, on 30 August 2007.

2. Basis of Preparation of the Financial Statements

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Basis of Accounting

Russian subsidiaries of the Group registered in Russian Federation maintain their accounting records in Russian Rubles ("RR") and prepare their statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation. The subsidiaries of the GroupSubsidiaries registered outside the Russian Federation maintain their accounting records in respective currencies in accordance with the local or statutory requirements of the jurisdictions in which they are incorporated. The financial statements are based on the statutory accounting records, with adjustments and reclassifications recorded for the purpose of fair presentation in accordance with IFRS. The principal adjustments relate to (1) expense and revenue recognition, (2) valuation allowances for unrecoverable assets, (3) depreciation and valuation of property and equipment, (4) accounting for income taxes, (5) measurement of financial instruments.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

Changes in Accounting Policies

The accounting policies adopted are generally consistent with those of the previous financial year except that the Group has adopted those new/revised standards mandatory for financial years beginning on or after 1 January 2006.

Also for the purposes of unification of accounting policies, starting from 1 January 2006 the Group determines the cost of fuel and other inventories by the FIFO method (before 1 January 2006 the Group determined the cost of fuel on the weighted average basis and the cost of other inventories - using the FIFO method). The Group estimated the effect of this change of accounting policies as insignificant and, as a result, did not make retrospective adjustments related to this change of accounting policies.

2. Basis of Preparation of the Financial Statements (continued)

Changes in Accounting Policies (continued)

The changes in accounting policies result from adoption of the following new or revised standards:

- IAS 19 (amended 2005) "Employee benefits";
- IAS 21 (amended 2005) "The Effects of Changes in Foreign Exchange Rates";
- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement";
- IFRIC 4 "Determining whether an Arrangement contains a Lease";
- IFRIC 5 "Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

The principal effects of these changes in policies are discussed below.

IAS 19 (amended 2005) "Employee Benefits"

As of 1 January 2006, the Group adopted the amendments to IAS 19. As a result, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change has resulted in additional disclosures being included for the years ending 31 December 2006 and 31 December 2005 but has not had a recognition or measurement impact, as the Group chose not to apply the new option offered to recognize actuarial gains and losses outside of the income statement.

IAS 21 (amended 2005) "The Effects of Changes in Foreign Exchange Rates"

As of 1 January 2006, the Group adopted the amendments to IAS 21. As a result, all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognized in a separate component of equity in the consolidated financial statements regardless of the currency in which the monetary item is denominated and of which Group entity transacts with the foreign operation. This change has had no significant impact as at 31 December 2006 or 31 December 2005.

IAS 39 "Financial Instruments: Recognition and Measurement"

The amendments to IAS 39 in 2005 included the following:

- required the inclusion of financial guarantee contracts issued;
- permitted the foreign currency risk of a highly probable forecast intra-group transaction to qualify as the hedged item in cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the financial statements;
- restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss.

These amendments did not have an effect on the Group's financial statements.

2. Basis of Preparation of the Financial Statements (continued)

IFRIC 4 "Determining Whether an Arrangement Contains a Lease"

IFRIC 4 provides guidance for determining whether arrangements are, or contain, leases that should be accounted for in accordance with IAS 17. If the arrangements comprise a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments. The adoption of this IFRIC Interpretation as of 1 January 2006 has not had a significant impact on the Group as at 31 December 2006 or 31 December 2005.

IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"

IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning assets or in undertaking environmental restoration or rehabilitation. As the Group does not currently operate in a country where such funds exist, this interpretation has had no impact on the financial statements.

IFRSs and IFRIC Interpretations Not Yet Effective

The Group has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

- IFRS 7 "Financial Instruments: Disclosures";
- IAS 1 (amended 2005) "Presentation of Financial Statements - Capital Disclosures";
- IFRIC 8 "Scope of IFRS 2";
- IFRIC 9 "Reassessment of Embedded Derivatives";
- IFRIC 10 "Interim Financial Reporting and Impairment";
- IFRIC 11 "IFRS 2 - Group and Treasury Share Transactions".

IFRS 7 "Financial Instruments: Disclosures" replaces the disclosure requirements of IAS 32 and must be applied for annual reporting periods that commence on or after 1 January 2007.

The amendment of IAS 1 "Presentation of Financial Statements – Capital Disclosures" requires disclosures regarding an entity's objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after 1 January 2007.

IFRIC 8 clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instrument granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after 1 May 2006.

IFRIC 9 clarifies that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract.

2. Basis of Preparation of the Financial Statements (continued)

IFRSs and IFRIC Interpretations Not Yet Effective (continued)

Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. An entity shall apply this interpretation for annual periods beginning on or after 1 June 2006.

Applying IFRIC 10, an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. An entity shall apply this interpretation for annual periods beginning on or after 1 November 2006.

IFRIC 11 addresses the issue as to whether certain transactions should be accounted for as equity-settled or as cash-settled under the requirements of IFRS 2, and concerns the accounting treatment for share-based payment arrangements that involve two or more entities within the same group. An entity shall apply this interpretation for annual periods beginning on or after 1 March 2007.

The Group expects that the adoption of the pronouncements listed above will have no significant impact on the Group's result of operations and financial position in the period of initial application. The adoption of IFRS 7 will significantly affect the disclosures relating to financial instruments as presented in the notes to the financial statements.

Inflation Accounting

The Russian economy was considered hyperinflationary until 31 December 2002. As such, the Group applied IAS29 "Financial Reporting in Hyperinflationary Economies". The effect of applying IAS 29 is that non-monetary items, including components of equity, were restated to the measuring unit current at 31 December 2002 by applying the relevant inflation indices to the historical cost, and that these restated values were used as a basis for accounting in subsequent periods.

Going Concern

As of 31 December 2006, the Group's current liabilities were 4,528,851 and exceeded current assets by 938,916. In 2007 the Group is working on debt restructuring and lowering interest rate on borrowed funds and initiated cost cutting program. Based on these facts and taking into account the positive changes in the Group's profitability in 2006 (net income for the year ended 31 December 2006 was 626,161, and in particular operating profit was 980,441) and positive equity as well as positive cash flow from operating activities for the year ended 31 December 2006 (1,354,230), management believes that the accompanying consolidated financial statements were appropriately prepared on the basis of accounting principles applicable to a going concern, which assumes that the Group will continue operations in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. If going concern assumptions were not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities and in the reported revenues and expenses.

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Group's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Group's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the income statement.

Increases in Ownership Interests in Subsidiaries

The differences between the carrying values of net assets attributable to interests in subsidiaries acquired and the consideration given for such increases are charged or credited to retained earnings.

In 2006 the Group purchased minority shares in "Komiinteravia" JSC, thus increasing its share in this subsidiary to 100%. In December 2006, "Komiinteravia" JSC was reorganized into "UTair-Express" LLC. As a result of this operation the retained earnings of the Group as of 31 December 2006 increased by 1,375.

3.2 Investments in Associates

Associates are entities in which the Group generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognised at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Group's share of net assets of the associate.

The Group's share of its associates' profits or losses is recognised in the income statement, and its share of movements in reserves is recognised in equity. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group is obliged to make further payments to, or on behalf of, the associate.

3. Summary of Significant Accounting Policies (continued)

3.2 Investments in Associates (continued)

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3 Investments and Other Financial Assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial investments, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets at initial recognition.

All regular way purchases and sales of financial assets are recognised on the trade date, which is the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Investments classified as held for trading are included in the category "financial assets at fair value through profit or loss". Investments are classified as held for trading if they are acquired for the purpose of selling in the near term. Gains or losses on investments held for trading are recognised in income. During the period the Group did not hold any investments in this category.

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. During the period the Group did not hold any investments in this category.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Reversals of impairment losses in respect of equity instruments are not recognised in the income statement. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

3. Summary of Significant Accounting Policies (continued)

3.4 Cash and Cash Equivalents

Cash in the balance sheet comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less.

3.5 Trade and Other Receivables

Trade receivables, which generally have a short term, are carried at original invoice amount less an allowance for any uncollectible amounts. Allowance is made when there is objective evidence that the Group will not be able to collect the debts.

3.6 Value-Added Tax

The tax authorities permit the settlement of sales and purchases value added tax (VAT) on a net basis.

Value-Added Tax Payable

Prior to 2006, VAT was payable by the Group to tax authorities upon collection of receivables from customers. VAT on purchases, which had been settled at the balance sheet date, was deducted from the amount of VAT payable. In addition, VAT related to sales which had not been collected, and therefore currently not due, at the balance sheet date was included in the VAT payable line item.

Starting from 2006, VAT is payable upon invoicing and delivery of goods, performance of work or rendering of services, as well as upon collection of prepayments from customers. VAT on purchases, even if they have not been settled at the balance sheet date, is deducted from the amount of VAT payable.

Where provision has been made for impairment of receivables, the impairment loss is recorded for the gross amount of the debtor, including VAT.

Value-Added Tax Recoverable

VAT recoverable arises when VAT related to purchases exceeds VAT related to sales.

In addition, prior to 2006, the VAT recoverable line item included VAT related to purchases, which had not been settled at the balance sheet date, and to property, plant and equipment not yet put into operation. However, this amount was reclaimable against VAT related to sales only upon payment for the purchases and putting property, plant and equipment into operation.

3.7 Inventories

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is determined on the FIFO method basis. Net realizable value is the estimated selling price in the ordinary course of business, less costs necessary to make the sale.

3. Summary of Significant Accounting Policies (continued)

3.8 Property, Plant and Equipment

Aircraft, Helicopters, Engines and Buildings

Aircraft, helicopters, engines and buildings are measured at fair value less depreciation. Following initial recognition at cost, they are carried at a revalued amount which is the fair value at the date of the revaluation less any subsequent accumulated depreciation and accumulated impairment losses. The Group involved independent appraisers to determine the fair value of aircraft, engines and buildings. The most recent valuation was performed on 1 January 2006.

Any revaluation surplus is credited to the asset revaluation reserve included in the equity section of the balance sheet. Any revaluation deficit directly offsetting a previous surplus in the same asset is directly offset against the surplus in the asset revaluation reserve.

Rotables

Rotables acquired both as a part of aircraft and separately are recorded as property, plant and equipment and amortized according to their useful life (generally 5 years).

Equipment and Assets under Construction

Other equipment is recorded at purchase or construction cost.

Impairment

At each reporting date management assess whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount, which is determined as the higher of an asset's net selling price and its value in use.

The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the income statement. An impairment loss recognised for an asset in prior years is reversed if there has been a change in the estimates used to determine the assets recoverable amount.

Depreciation

Depreciation for aircraft, helicopters and engines is computed using the straight-line method over the remaining useful lives defined in years by independent appraisers for each specific aircraft and engine. The remaining useful life varies from 1 to 23 years.

3. Summary of Significant Accounting Policies (continued)

3.8 Property, Plant and Equipment (continued)

Depreciation (continued)

Depreciation for other property and equipment groups is computed using the straight-line method over the following estimated useful lives:

Buildings	20 to 57 years
Equipment	8 years
Rotables	5 years
Furniture	5 years
Vehicles	5 years
Office equipment	3 years

Accounting for Major Overhauls

Consistent with IAS 16 "Property, Plant and Equipment" the Group identifies as a separate component of its aircraft and engines an amount representing major overhaul and depreciates that component within the period to the next major overhaul to reflect the consumption of benefits, which are replaced or restored by the subsequent major overhaul. Amounts spent on major maintenance overhauls are subsequently capitalised as a separate component of an aircraft or an engine with a different useful life.

Repair and Maintenance

Repair and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalized, and the assets replaced are retired. Gains and losses arising from the retirement of property, plant and equipment are included in the income statement as incurred.

Borrowing Costs

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

3.9 Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic lives of 2-5 years and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

3. Summary of Significant Accounting Policies (continued)

3.9 Intangible Assets (continued)

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3.10 Borrowings

Borrowings are initially recognized at the fair value of consideration received, net of directly attributable transaction costs. After initial recognition, borrowings are measured at amortized cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

3.11 Deferred Income Taxes

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3.12 Foreign Currency Transactions

The consolidated financial statements are presented in Russian Ruble which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recognized in the functional currency at the exchange rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to profit and loss. Non monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

3. Summary of Principal Accounting Policies (continued)

3.12 Foreign Currency Transactions (continued)

The functional currency of the foreign operations is the United States Dollar (USD), South African Rand ("rand") and the Indian Rupee ("rupee"). As at the reporting date, the assets and liabilities of these foreign subsidiaries are translated into the presentation currency of the Group (the Russian Ruble) at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in the equity relating to that particular foreign operation is recognized in the income statement.

3.13 Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is realized as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3.14 Equity

Share Capital

Ordinary shares are classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognized also as share premium.

Treasury Shares

Where the Company or its subsidiaries purchases the Company's shares, the consideration paid, including any attributable transaction costs, net of income taxes, is deducted from equity as treasury shares until they are cancelled or reissued. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Group's own equity instruments. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity. Treasury shares are stated at weighted average cost.

3. Summary of Principal Accounting Policies (continued)

3.14 Equity (continued)

Minority Interests

Minority interest represents the interest in subsidiaries not held by the Group. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair value of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented within the shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiaries unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Group.

3.15 Revenue Recognition

Operating revenues comprise the invoiced value of airline and other services, net of any discounts and taxes.

Revenue from sales of tickets for regular flights is recognized in the period in which the service is provided. Unearned revenue represents tickets sold but not yet flown and is included in deferred income. It is released to the income statement as passengers fly. Unused tickets are recognized as revenue each year.

Sales of other services (cargo, charters, airport and technical support services) are recognized in the period the services are provided.

3.16 Employee Benefits

Post-Employment Benefits

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective labor agreements. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age, the completion of a minimum service period and the amount of the benefits stipulated in the collective labor agreements. The entitlement to some benefits is conditional on the period during which a retiree's constant residence remains in the regions where the Group's entities are located.

The liability recognized in the balance sheet in respect of post-employment benefits is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs.

The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the benefits is determined by discounting the estimated future cash outflows using interest rates of high-reliable government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related obligations.

3. Summary of Principal Accounting Policies (continued)

3.16 Employee Benefits (continued)

Post-Employment Benefits (continued)

Actuarial gains and losses are recognized in the income statement in the period in which they occur. The past service cost is recognized as an expense on a straight line basis over the average period until the benefits become vested.

State Pension Scheme

In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred.

Other Expenses

The Group incurs employee costs related to the provision of benefits such as health services, kindergartens and other services. These amounts principally represent an implicit cost of employment and, accordingly, have been charged to cost of sales.

3.17 Leases

One of the Group's subsidiaries is a leasing company entering into finance and operating lease agreements as a lessor. The leasing operations within the Group are eliminated during the consolidation.

Finance Lease

When assets are sold to the non-Group companies under a finance lease, the present value of the lease payments ("net investment in leases") is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. Lease income is recognized over the term of the lease using the net investment method, which reflects a constant periodic rate of return. The net investment in the lease and the related obligation to purchase the asset are recorded when the lease contract is signed. Any advance payments made by the lessee prior to commencement of the lease reduces the net investment in the lease.

Provisions against net investment in leases are based on the evaluation by management of the collectibility of the net investment in leases. Specific provisions are made against amounts whose recovery has been identified as doubtful. The aggregate provisions made as of the year-end are charged against statement of income for the year.

Settlements on equipment purchased for leasing purposes are recognized when the Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

3. Summary of Principal Accounting Policies (continued)

3.17 Leases (continued)

Operating Lease

Payments made under operating leases are charged against income in equal instalments over the period of the lease.

Government Grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as other income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

4. Significant Accounting Judgments and Estimates

4.1 Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimates, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Consolidation of a Special Purpose Entity (SPE)

"UKair" LLC, with a 50% share belonging to the Group, was incorporated in 2006. The Group determined that the substance of the relationship between the Group and "UKair" LLC, a special purpose entity, indicates that "UKair" LLC is controlled by the Group. As a result this entity has been included in the Group's accounts as of 31 December 2006.

4.2 Estimation Uncertainty

The preparation of the financial statements requires management to make judgmental estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful Life of Property, Plant and Equipment

The Group assesses the remaining useful lives of items of property, plant and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". These estimates may have a material impact on the amount of the carrying values of property, plant and equipment and on depreciation recognized in profit or loss.

4. Significant Accounting Judgments and Estimates (continued)

4.2 Estimation Uncertainty (continued)

Impairment of Property, Plant and Equipment

The Group assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. An asset's recoverable amount is the higher of an asset's or cash generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets. In 2006, the Group recognized no impairment loss of property, plant and equipment (2005: none)

The determination of impairment of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by the management. Methods used to determine the value in use include discounted cash flow-based methods, which require the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the fair value and ultimately the amount of any property, plant and equipment impairment.

Fair Values of Unlisted Available-For-Sale Investments

The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis or other valuation models. These valuation techniques are based on assumptions that are not supported by observable market prices or rates. Management believes the estimated fair values resulting from the valuation technique which are recorded in the balance sheet and the related changes in the fair values recorded in the statement of changes in equity are reasonable and the most appropriate at the balance sheet date.

4. Significant Accounting Judgments and Estimates (continued)

4.2 Estimation Uncertainty (continued)

Allowance for Doubtful Receivables

Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

As of 31 December 2006, allowances for doubtful accounts have been created in the amount of 217,262 (2005: 305,336).

Post-Employment Benefits

The Group uses the actuarial valuation method for measurement of the present value of post-employment benefit obligations and related current service cost. This involves the use of demographic assumptions about the future characteristics of current and former employees, rates of employee turnover, disability and early retirement, the possibility for former employees to reside in the regions where the entities of the Group operate, etc.) as well as financial assumptions (discount rate, future salary). In the event that further changes in the key assumptions are required, the future amounts of the post-employment benefit costs may be affected materially. More details are provided in Note 19.

Legal Claims

The Group exercises considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates may significantly affect future operating results.

Current Taxes

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group's entities may not coincide with that of the management. As a result, tax authorities may challenge transactions and the Group's entities may be assessed additional taxes, penalties and interest, which can be significant. The periods remain open to review by the tax and customs authorities with respect to tax liabilities for three calendar years proceeding the year of review. Under certain circumstances reviews may cover longer periods. As of 31 December 2006, the management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Group's tax, currency and customs positions will be sustained. More details are provided in Note 29.

4. Significant Accounting Judgments and Estimates (continued)

4.2 Estimation Uncertainty (continued)

Deferred Tax Assets

Management judgment is required for the calculation of current and deferred income taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in respective tax type and jurisdiction. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, the operational plan, expiration of tax losses carried forward, and tax planning strategies.

If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows of the Group may be negatively affected. In the event that an assessment of future utilization indicates that the carrying amount of deferred tax assets must be reduced, this reduction is recognized in profit or loss.

5. Prior Years' Financial Statements Adjustment

The Group recognizes the effect of the prior period's material errors correction in the accounting period in which such errors occurred. The corrections are recognized in the comparative data for that period in which the error occurred. If any error occurs in the prior period the comparative data on which are not included in the financial statements, the correction shall be recognized as the adjustment of the amount of assets, liabilities and equity as of the beginning of the earliest period the comparative data on which are included in the financial statement.

Any material prior period errors are corrected retrospectively, unless the determination of the error effect in the given period or cumulative effect is impossible.

Correction of Errors

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. Defined benefits consist of lump-sum amounts payable at the retirement date and certain regular post-retirement payments. These benefits generally depend on years of service, level of compensation and amount of pension payment under the collective bargaining agreement. The Group pays the benefits when they fall due for payment.

In 2006, the Group assessed its liabilities to pay post-employment benefits as of 31 December 2004 and 2005 and adjusted its financial statements for the year 2005 on the basis of these liabilities recognition. As a result, the Group recognized the liabilities to pay post-employment benefits in the amount of 54,610 as of 1 January and 56,927 as of 31 December 2005. These resulted in decrease of pre-taxed income and net income for 2005 by 2,317. The cumulative effect on retained earnings as of 31 December 2004 amounted to 54,610.

5. Prior Years' Financial Statements Adjustment (continued)

Correction of Errors (continued)

For the 2005 year the basic and diluted profit attributable to equity holders of the Parent decreased by the amount of 0.003 Russian Rubles due to the effect of correction of the post-employment benefit liability.

Changes in Presentation

In 2005 the Company ceased to recognize an annual transfer from the asset revaluation reserve to retained earnings for the depreciation relating to the revaluation surplus, due to impractibility of such a disclosure. Accordingly, the Company restated its financial statements for the year ended 31 December 2005 to give effect to this change. As of 1 January and 31 December 2005 the balance of the revaluation reserve increased by 220,953 and 319,163 respectively. This resulted in the decrease of the retained earnings as of the stated above dates.

	As previously reported	Correction of errors	Change in presentation	As restated
Consolidated balance sheet as of 31 December 2005				
Total assets	**8,402,519**	**–**	**–**	**8,402,519**
Prior year retained earnings	(2,606,152)	(56,848)	(319,163)	(2,982,163)
Non-current assets revaluation reserve	1,072,492	–	319,163	1,391,655
Minority interest	74,826	(79)		74,747
Total equity	**1,639,958**	**(56,927)**	**–**	**1,583,031**
Post-Employment Benefits	–	53,507	–	53,507
Total long-term liabilities	**524,098**	**53,507**	**–**	**577,605**
Accounts payable and accrued liabilities	1,285,343	3,420	–	1,288,763
Total short-term liabilities	**6,238,463**	**3,420**	**–**	**6,241,883**
Total liabilities	**6,762,561**	**56,927**	**–**	**6,819,488**
Total liabilities and equity	**8,402,519**	**–**	**–**	**8,402,519**
Net profit for 2005 attributable to the shareholders of the Parent	**386,721**	**(2,238)**	**–**	**384,483**
Retained earnings as of 1 January 2005	**(3,058,760)**	**(54,610)**	**(220,953)**	**(3,334,323)**

6. Segment Information

The Group's primary reporting format is business segments and its secondary format is geographical segments. The business segments are structured and managed separately depending on the services provided, with each segment representing a strategic business unit that offers different services and serves different markets.

The Group is organized into two main business segments: transportation services performed by planes (transport commercial complex or TCC) and transportation services performed by helicopters (helicopter commercial complex or HCC). The major part of services performed by planes is represented by regular flights. The major part of services performed by helicopters are charter flights. Other operations of the Group mainly comprise airport services, technical support and repairs of air fleet, neither of which are of a sufficient size to be reported separately.

The technical support and air fleet repairs are provided from the other operations segment to the TCC. Transfer prices between business segments are set by mutual agreements of the parties involved in these transactions.

Unallocated costs represent corporate expenses. Segment assets consist primarily of property, plant and equipment and receivables. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to property, plant and equipment. Impairment loss and provisions relate only to those charges made against allocated assets. In 2006 the Group has revised the accounting policy for expenses allocation between the reporting segments. Therefore the disclosures for 2005 were restated retrospectively to reflect the effect of these changes.

The table below summarizes the information on the Group's business segments:

Year ended 31 December 2006	**Air planes**	**Helicopters**	**Other**	**Unallocated**	**Group**
Sales to external customers	**10,754,493**	**5,271,388**	**948,537**	**–**	**16,974,418**
Inter-segment sales	**(349,439)**	**(107,410)**	**456,849**	**–**	**–**
Segment results	**(425,367)**	**2,003,885**	**(40,930)**	**(557,147)**	**980,441**
Segment assets	**2,719,430**	**3,401,407**	**648,101**	**5,855,704**	**12,624,642**
Segment liabilities:	**(208,202)**	**(447,722)**	**(495,096)**	**(7,633,258)**	**(8,784,278)**
Capital expenditures	**773,444**	**977,333**	**–**	**996,254**	**2,747,031**
Depreciation and amortization	**(310,822)**	**(366,712)**	**–**	**(274,530)**	**(952,064)**

Year ended 31 December 2005 (as restated)	**Air planes**	**Helicopters**	**Other**	**Unallocated**	**Group**
External sales	7,576,586	3,562,575	971,331	–	12,110,492
Intersegment sales	(181,106)	(117,210)	298,316	–	–
Segment result	(53,638)	1,086,776	140,772	(394,726)	779,184
Segment assets	1,706,117	1,716,374	–	4,980,028	8,402,519
Segment liabilities	(155,959)	–	–	(6,663,529)	(6,819,488)
Capital expenditure	577,729	466,014	–	499,768	1,543,511
Depreciation and amortization	(254,938)	(217,944)	–	(114,442)	(587,324)

6. Segment Information (continued)

Secondary Reporting Segment — Geographical Segments

The Group's two business segments operate mainly in Russia In addition, the Group provides helicopter transportation services outside Russia (primarily for the UN). Sales revenue is attributed to the geographical area in which the customer is located. There were no sales between the segments.

Year ended 31 December 2006	Russia	Non-Russia	Group
Segment sales	**13,585,462**	**3,388,956**	**16,974,418**
Segment costs	**(13,027,161)**	**(1,363,947)**	**(14,391,108)**
Unallocated operating expenses	–	–	**(1,602,869)**
Segment result	**558,301**	**2,025,009**	**980,441**
Segment assets	**10,981,840**	**1,642,802**	**12,624,642**
Capital expenditure	**2,389,689**	**357,342**	**2,747,031**

Year ended 31 December 2005 (as restated)	Russia	Non–Russia	Group
Segment sales	9,843,653	2,266,839	12,110,492
Segment costs	(8,839,252)	(902,674)	(9,741,926)
Unallocated operating expenses	–	–	(1,589,382)
Segment result	1,004,401	1,364,165	779,184
Segment assets	8,023,917	378,602	8,402,519
Capital expenditure	1,424,009	119,502	1,543,511

7. Balances and Transactions with Related Parties

In accordance with IAS 24 "Related Parties Disclosures", parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Related parties may enter into transactions which unrelated parties might not enter into, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

For the purpose of these financial statements, the following related parties were identified in accordance with IAS 24 "Related Party Disclosures":

- Parties which exercise joint control or significant influence on the Group;
- associates – enterprises in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the investor;
- key management personnel;
- other.

7. Balances and Transactions with Related Parties (continued)

The outstanding amounts due from related parties were as follows as of 31 December:

	2006	2005
Trade receivables (Note 13)		
Entities with joint control or significant influence over the Group	**43,111**	30,758
Associates	**2,133**	2,729
Other	**475**	4,409
	45,719	37,896
Prepayments (Note 13)		
Entities with joint control or significant influence over the Group	**1,091**	–
Associates	**531**	–
Other	**–**	–
	1,622	–
Long-term accounts receivable		
Key management personnel (maturing before 31 December2008)	**3,413**	3,730
Other (Note 13)		
Entities with joint control or significant influence over the Group	**160**	–
Key management personnel	**236**	346
	51,150	41,792

The balances are interest free and short-term, except for noted above. Most are related to Group's rendering transport services to the related parties. The outstanding balances are not guaranteed or secured. The settlements are performed in cash. No doubtful debts due from related parties existed as of 31 December 2006 or 31 December 2005.

The Group also had cash balances of 8,676 and 5,619 held with entities with joint control or significant influence over the Group at 31 December 2006 and 2005, respectively.

The outstanding amounts due to related parties were as follows as of 31 December:

	2006	2005
Trade accounts payable (Note 17):		
Entities with joint control or significant influence over the Group	**115,388**	–
Associates	**34,462**	37,206
Other	**647**	2,211
	150,497	39,417
Advances received (Note 18):		
Entities with joint control or significant influence over the Group	**3,236**	27,370
Other	**9**	–
	3,245	27,370
Loans payable (Note 15):		
Entities with joint control or significant influence over the Group	**89,209**	280,921
Remuneration payable (Note 17):		
Key management personnel	**17,200**	–
	260,151	347,708

Trade payables are related to the purchase of aviation fuel and airport services and payment of airport duties and transportation services.

7. Balances and Transactions with Related Parties (continued)

Loans payable are denominated in Rubles, bear an interest of 11.8% p.a. as of 31 December 2006 and 12% p.a. at 31 December 2005 and are payable according to the following schedule:

	2006	**2005**
2006	–	227,392
2007	**56,369**	46,404
2008	**24,800**	5,525
2009	**8,040**	1,322
2010	–	278
	89,209	280,921

Aircrafts and engines in the total amount of 196,111 and 556,665 were pledged as collateral under agreements with creditors as of 31 December 2006 and 2005, respectively. These loans were used to finance the finance lease agreements entered by the Group as the lessor through one of its subsidiaries (Note 9). Interest on these loans is fully recovered by lessees.
There were the following related party transactions in 2006 and 2005:

	2006	**2005**
Sale - transportation services:		
Entities with joint control or significant influence over the Group	**1,025,282**	646,509
Associates	**7,388**	176,053
Other	**4,115**	4,630
Total sales to related parties	**1,036,785**	827,192
Direct operating expenses:		
Entities with joint control or significant influence over the Group	**1,947,133**	328,517
Associates	**733,361**	290,432
Other	**35,817**	26,409
	2,716,311	645,358
Other operating expense		
Entities with joint control or significant influence over the Group	**94,816**	57,241
Associates	**3,404**	–
Other	**15,030**	–
	113,250	57,241

7. Balances and Transactions with Related Parties (continued)

	2006	2005
Interest expenses on loans payable:		
Entities with joint control or significant influence over the Group	**27,170**	38,968
Total purchases from related parties	**2,856,731**	741,567
Proceeds from loans and borrowings;		
Entities with joint control or significant influence over the Group	**1,290,009**	943,577
Repayment of loans and borrowings:		
Entities with joint control or significant influence over the Group	**(1,481,721)**	(987,486)
Net repayment of borrowings to related parties	**(191,712)**	(43,909)

Compensation to key management personnel:

Key management personnel comprised members of the Management Board and Supervisory Council. Total compensation to key management personnel included in general and administrative expenses in the income statement amounted to 71,335 and 32,152 in 2006 and 2005, respectively. Compensation to key management personnel consists of contractual salary and performance bonus depending on operating results.

Transactions with related parties are made at the contractual basis.

8. Property, Plant and Equipment

Property, plant and equipment and related accumulated depreciation consist of the following:

31 December 2006	Buildings	Aircraft and engines	Other	Assets under construction	Total
Cost					
31 December 2005	1,585,108	3,847,499	1,014,505	342,585	6,789,697
Revaluation	1,131,940	144,804	238,881	–	1,515,625
31 December 2005 (after revaluation)	2,717,048	3,992,303	1,253,386	342,585	8,305,322
Additions	104,251	2,159,342	306,484	176,954	2,747,031
Disposals	(14,425)	(29,501)	(78,674)	(38,548)	(161,148)
31 December 2006	**2,806,874**	**6,122,144**	**1,481,196**	**480,991**	**10,891,205**

8. Property, Plant and Equipment (continued)

31 December 2005	Buildings	Aircraft and engines	Other	Assets under construction	Total
Accumulated depreciation					
31 December 2005	(166,755)	(1,022,725)	(641,993)	–	(1,831,473)
Revaluation	166,755	827,833	(384,671)	–	609,917
31 December 2005 (after revaluation)	–	(194,892)	(1,026,664)	–	(1,221,556)
Accrued depreciation	(111,908)	(750,724)	(83,667)	–	(946,299)
Disposals	474	753	69,990	–	71,217
31 December 2006	**(111,434)**	**(944,863)**	**(1,040,341)**	**–**	**(2,096,638)**
Net book value					
31 December 2005	1,418,353	2,824,774	372,512	342,585	4,958,224
31 December 2006	**2,695,440**	**5,177,281**	**440,855**	**480,991**	**8,794,567**

Cost	Buildings	Aircraft and engines	Other	Assets under construction	Total
31 December 2004	1,382,802	2,888,802	856,707	294,116	5,422,427
Additions	203,427	997,974	207,564	134,546	1,543,511
Disposals	(1,121)	(39,277)	(49,766)	(86,077)	(176,241)
31 December 2005	**1,585,108**	**3,847,499**	**1,014,505**	**342,585**	**6,789,697**
Accumulated depreciation					
31 December 2004	(111,742)	(589,566)	(591,624)	–	(1,292,932)
Accrued depreciation	(55,129)	(437,214)	(94,981)	–	(587,324)
Disposals	116	4,055	44,612	–	48,783
31 December 2005	**(166,755)**	**(1,022,725)**	**(641,993)**	**–**	**(1,831,473)**
Net book value					
31 December 2004	1,271,060	2,299,236	265,083	294,116	4,129,495
31 December 2005	**1,418,353**	**2,824,774**	**372,512**	**342,585**	**4,958,224**

At 31 December 2006 and 2005, the carrying value of fully depreciated property, plant and equipment was 860,930 and 559,745 respectively.

Major overhauls capitalized comprised 486,429 and 422,687 in 2006 and 2005, respectively.

Bank borrowings were secured on properties to the value of 927,957 (2005: 1,325,186) (Note 15).

8. Property, Plant and Equipment (continued)

The assets transferred to the Group upon privatization do not include the land on which the Group's sites and buildings, comprising the Group's principal manufacturing facilities, are located. The Group has the option to purchase this land upon application to the state registering body or to continue occupying this land under a rental agreement. Russian legislation does not specify an expiry date to this option. At 31 December 2006 the Group has not filed any application to exercise the purchase option.

Operating Leases

The Group has entered into operating lease contracts for a number of fixed assets: buildings, installations and aircraft (frames and engines).
These leases have an average life of between 3 and 5 years with no renewal option included in the contracts. There are no restrictions placed upon the lessee by entering into these lease contracts. Operating lease obligations are disclosed under 'Commitments and Contingencies' (Note 29).

9. Net Investment in Leases

The net investment in leases resulting from the finance lease agreements entered by the Group as a lessor through its subsidiary, comprise the following:

	2006	2005
Gross investment in leases	**247,340**	191,083
Less: unearned finance lease income	**(43,564)**	(25,191)
Net investment in leases	**203,776**	165,892

The interest rate incremental in the lease agreements varied between 9% and 14% per annum depending on the total amount and duration of the contract as well as other terms. The amounts receivable under the lease agreements are secured by the assets leased out.

Gross investments in leases are paid in Russian Rubles. The maturity structure of the net investment in lease is detailed as follows:

	2006		2005	
	Gross	Net	Gross	Net
Not later than 1 year	**156,493**	**129,493**	76,801	71,077
Later than 1 year and not later than 5 years	**90,847**	**74,283**	114,282	94,815
Total	**247,340**	**203,776**	191,083	165,892

Some of the leased out assets are pledged as collateral in accordance with the borrowing agreements with banks (Note 15). Related net investment in lease comprised 90,117 at 31 December 2005 (2005: 61,506).

10. Investments in Associates

The Group has investments in the following associates:

Associate	Business activity	2006, interest (%)	2005, interest (%)
"Airport Surgut" JSC, Russia	Airport facilities and services in Surgut	**26%**	26%
"Kondaavia" CJSC, Russia	Operating the airport facilities and services	**45.5%**	45.5%

The movements in investments in associates were as follows:

	2006	2005
At 1 January	**104,385**	92,636
Share of income before taxes	**22,020**	19,436
Share of tax charge	**(6,313)**	(6,646)
Share of income after taxes	**15,707**	12,790
Dividends received from associates	**(1,400)**	(1,041)
At 31 December	**118,692**	104,385

Aggregated assets and liabilities of associates	**2006**	**2005**
Current assets	**208,916**	233,789
Non-current assets	**307,582**	289,384
Current liabilities	**(77,801)**	(129,265)
Non-current liabilities	**(45)**	(118)
Net assets	**438,652**	393,790

Aggregated revenue and profit of associates	**2006**	**2005**
Revenue	**947,607**	842,986
Net profit after tax	**60,257**	53,489

11. Available for Sale Investments

Short-term available-for-sale investments include interest in participatory construction in the total amount of 30,291 at 31 December 2006 (2005: 0), evaluated at fair value, which the Group intends to sell in 2007. As at 31 December 2005, the Group had interest-bearing promissory notes issued by financial institutions in the total amount of 55,326, which were repaid in 2006.

Long-term available-for-sale investments of the Group consist of investments in ordinary shares of unlisted Russian companies and have no fixed maturity date or coupon rate.

12. Inventories

Inventories comprise:

	2006	2005
Spare parts	**412,907**	364,596
Fuel	**384,616**	289,252
Other inventories	**194,593**	84,516
On-board goods for resale	**10,759**	13,637
Allowance for impairment	**(85,796)**	(28,628)
	917,079	723,373

At 31 December 2006 inventories in the amount of 536,463 (2005: 199,450) have been pledged as security for borrowings (Note 15). Increase in inventory by 193,706 is due to the expansion of the Group's operations as well as purchase of spare parts and supplemental inventory for the maintenance of its air fleet.

13. Accounts Receivable and Prepayments

	2006	2005
Trade accounts receivable	**1,099,873**	1,212,265
VAT recoverable	**619,306**	600,808
Advances to suppliers	**363,743**	277,372
Other receivables - claims	**100,159**	135,886
Road users tax overpayment	**–**	71,629
Prepaid expenses	**39,993**	55,956
Other taxes receivable	**25,595**	29,927
Related party receivable (Note 7)	**47,738**	38,242
Less: provision for impairment of trade receivables	**(120,939)**	(169,450)
Provision for impairment of other receivables - claims	**(96,323)**	(135,886)
	2,079,145	2,116,749

Other receivables (claims) as of 31 December 2005 included compensation receivable from the Russian Ministry of Finance and local governmental bodies of some Russian regions for the free of charge transportation of privileged groups of passengers. On 13 January 2005 the arbitration court satisfied the claim of the Group for the amount of 69,147. In 2006 the Group received this compensation in cash form the Ministry of Finance in accordance with the court ruling. The remaining amount of compensation due from the Ministry of Finance was included in the provision for impairment of accounts receivable.

At 31 December 2005 the amount of unrecovered road user tax due to the tax overpayments in 2001-2003 was 71,629. In 2006 the Group wrote off these outstanding receivables as bad debt on the basis of lost lawsuits as well as accrued additional 22,925 already received from the budget (see Note 16). The total amount of road users tax charged to income statement in 2006 is 94,554 as disclosed in Note 24.

13. Accounts Receivable and Prepayments (continued)

Net trade receivables in the amount of 896,903 and 596,201 are denominated in foreign currencies, mainly US Dollar, at 31 December 2006 and 2005, respectively.

The following table summarizes the changes in the provision for impairment of trade and other receivables for the years ended 31 December:

	2006	2005
Balance at the beginning of the year	**305,336**	422,114
Usage for the year	**(21,533)**	(160,304)
Impairment charge for the year	**(66,541)**	43,526
Balance at the end of the year	**217,262**	305,336

14. Cash and Cash Equivalents

Cash and cash equivalents were as follows as of 31 December:

	2006	2005
Foreign currency denominated balances with banks	**25,832**	97,510
Ruble denominated cash on hand and balances with banks	**174,177**	81,725
Bank deposit (maturing on 9 January 2007, at 1% p.a.)	**10,560**	–
Other	**710**	–
	211,279	179,235

15. Loans and Borrowings

	2006	2005
Current portion of loans and borrowings		
Sberbank JSC (a)	**1,965,614**	1,514,606
Khanty-Mansiysky Bank JSC (b)	**215,783**	520,150
National bank TRUST (c)	**–**	150,475
Other	**585**	60
Long-term debt, current portion		
- Sberbank JSC (f)	**75,147**	29,482
- related parties (Note 7)	**56,369**	227,392
- Komiregionbank "Ukhtabank" JSC (g)	**21,282**	–
Promissory notes issued, short-term (d)	**77,427**	672,456
Bonds (e)	**–**	907,290
Total current portion of loans and borrowings	**2,412,207**	4,021,911

15. Loans and Borrowings (continued)

	2006	2005
Non-current portion of loans and borrowings		
Related parties (Note 7)	**89,209**	280,921
Sberbank JSC (f)	**297,068**	132,333
Komiregionbank "Uhtabank" JSC (g)	**21,282**	29,506
Less: current portion of long-term debt		
- Sberbank JSC (f)	**(75,147)**	(29,482)
- Komiregionbank "Uhtabank" JSC	**(21,282)**	-
- related parties (Note 7)	**(56,369)**	(227,392)
	254,761	185,886
Bonds (e)	**2,980,103**	-
Total non-current portion of loans and borrowings	**3,234,864**	185,886

Long-term loans and borrowings mature as follows as of 31 December:

	2006	2005
1 to 2 years	**114,649**	105,321
2 to 3 years	**1,085,982**	34,901
3 to 4 years	**2,027,023**	30,698
4 to 5 years	**7,210**	14,966
	3,234,864	185,886

(a) In 2006 the Group entered into a number of short-term loan agreements with Sberbank of Russia for the total amount of 776,000. Loans are secured by cash inflows from Group sales in the amount of 129,000 and by collateral of property, plant and equipment and inventories.

In 2005 the Group entered into a number of short-term loan agreements with Sberbank of Russia for the total amount of 1,561,150. Loans were secured by cash inflows from Group sales in the amount of 181,624 and by collateral of property, plant and equipment and inventories.

(b) In 2006 the Group entered into a number of short-term loan agreements with Khanty-Mansiysky Bank for the total amount of 1,498,350 and USD 18,800 thousand. The loans are secured by collateral of property, plant and equipment. In 2005 the Group entered into a number of short-term loan agreements with Khanty-Mansiysky Bank for the total amount of 520,150. Loans were secured by cash inflows from Group sales in the amount of 585 and by collateral of property, plant and equipment and inventories.

(c) In 2005 the Group entered into a number of short-term loan agreements with TRUST bank for the total amount of 150,000. Loans were secured by cash inflows from Group sales in the amount of 18,750.

15. Loans and Borrowings (continued)

(d) In 2006, the Group also issued short-term non-interest bearing notes for the total amount of 1,935,750. In December 2006, all notes were repaid. The average weighted rate on these notes was 11.15 % p.a. in 2006.

In 2005, the Group issued short-term Ruble-denominated notes for the total amount of 672,456. Average weighted rate on these notes was 12% in 2005.

(e) In 2004, the Group's subsidiary, UTair-Finance LLC, placed interest-bearing non-convertible bearer bonds (1,000,000 bonds at par value of RUR 1,000). The bonds were issued at 100% face value and were repaid on the scheduled maturity date 22 November 2006. The interest rate defined for the first and second coupon period is 13% per annum, for the third and fourth coupon periods – 10.65% per annum.

14 March 2006, UTair-Finance LLC placed interest-bearing non-convertible bearer bonds (1,000,000 bonds at par value of RUR 1,000). The bonds were issued at 100% face value. No premature redemption is allowed. The issue of bonds was intended to refinance the payables on loans and borrowings of UTair Aviation Joint Stock Company which were taken to finance the purchase of new aircraft and maintenance of the existing air fleet. The bonds mature on 6 March 2009.

Coupon payments are made quarterly (12 times); the interest rate is established separately for each coupon period. The interest rate for the third and fourth coupon periods was 10.4 % per annum. The bonds issue was secured by the guarantee of the parent Company UTair Aviation Joint Stock Company in the amount of 1,400,000.

19 December 2006, UTair-Finance LLC placed interest-bearing non-convertible bearer bonds (2,000,000 bonds at par value of RUR 1,000). The bonds were issued at 100% face value. No premature redemption is allowed. The issue of bonds was intended to refinance the payables on loans and borrowings of UTair Aviation Joint Stock Company which were taken to finance the purchase of new aircraft and maintenance of the existing air fleet. The bonds mature on 14 December 2010.

Coupon payments are made quarterly (8 times); the interest rate is established separately for each coupon period. The interest rate for the third and fourth coupon periods was 10.4 % per annum. The bonds issue was secured by the guarantee of the parent Company UTair Aviation Joint Stock Company in the amount of total par value and accrued coupon income.

(f) In 2006, the Group entered into a number of long-term Ruble-denominated loan agreements with Sberbank of Russia for the total amount of 201,317. The loans are secured by pledged fixed assets.

In 2005 the Group entered into the long-term loan with Sberbank to borrow 146,880. The loan was provided in Russian Rubles and is secured by collateral of fixed assets.

15. Loans and borrowings (continued)

(g) In 2005, the Group entered into the Ruble-denominated long-term loan agreement with Ukhtabank. The loan matured on 8 June 2007 repaid accordingly. The loan is secured by collateral of fixed assets and of the promissory notes issued by the parent company for the total amount of 23,128.

The average effective interest rate on the bank loans outstanding at 31 December 2006 is 10.23% (at 31 December 2005: 10.5%).

As at 31 December 2006 all loans and borrowings are denominated in Russian Rubles except for a loan denominated in US$ and amounting to 215,783 (2005:0).

16. Taxes Payable

Current taxes payable, other than income tax, comprise the following:

	2006	2005
Restructured taxes payable	–	273,054
Deferred VAT	**164,875**	265,258
Additional allocations to the State Pension Fund	**81,021**	53,952
Value Added Tax payable	**27,589**	38,506
Unified social tax	**26,144**	16,271
Property tax	**16,061**	6,047
Road users tax	**22,925**	–
Personal income tax	**9,624**	–
Other taxes	**23,839**	–
	372,078	653,088

The Group makes an additional 14% accrual (calculated on the basis of salaries of cockpit personnel) based on the demand from the State Pension Fund of Russia. In December 2004 the Group filed a lawsuit against the Pension Fund of Russia claiming the lawlessness of these accruals. In 2005 and 2006 the Group accrued these payments for 2006 but has not paid them to the Fund. No fines and penalties for the late payment are imposed by State Pension Fund of Russia for this accrual.

Long-term taxes payable comprise various taxes, fines and penalties payable to the Russian Government which were previously past due and which have been restructured to be repaid over a period of up to 10 years following the application of the Government Resolutions No. 1002 dated 3 September 1999 and No. 699 dated 1 October 2001 (see below).

Long-term taxes payable have been recorded at fair value at the date of restructuring and are subsequently recorded at amortized cost. Fair value has been determined as net present value of future cash flows using a discount rate of 5.5 %.

16. Taxes Payable (continued)

The accumulated deficit as of 1 January 2003 includes 183,588 of the net gain on restructuring of tax debts. The net gain on restructuring of tax debt arose in the years of restructuring (2000-2002) from the application of Resolution No. 1002 dated 3 September 1999 and No. 699 dated 1 October 2001 and certain restructuring agreements which restructured current tax debts by deferring payment of liabilities to the federal and regional tax authorities and the pension and road funds to between 1 and 10 years free of interest or bearing an interest rate of 1/10 of rate established by the Central Bank of Russia. This restructuring constituted a substantial modification in terms of the difference between the recorded value of the tax liabilities prior to restructuring and the present value of the future cash flows of the restructured liabilities. The difference between the original amount and net present value of the restructured liabilities, using a discount rate of 5.5%, was accounted for as an extinguishment of debt. The increase of the carrying amount of tax debt in subsequent years as a result of unwinding of the discount is recognized in the income statement as interest expense.

In 2006, the Group repaid 11,212 of the restructured payables and, due to the fulfilment of the conditions of payment restructuring and early payment of certain restructured liabilities in accordance with the above Resolutions, the previously restructured fines and penalties in the amount of 293,434 (2005: 73,367) were forgiven by tax authorities.. Accordingly, restructured payables was fully repaid as of 31 December 2006. The tax payables as of 31 December 2005 are presented in the table below:

	2005		
	Federal and regional budgets	**Other extra-budgetary funds**	**Total**
Short-term	2,315	270,739	273,054
1 – 2 years	1,960	–	1,960
2 – 3 years	1,920	–	1,920
3 - 4 years	4,536	–	4,536
4 - 5 years	4,367	–	4,367
More than 5 years	2,557	–	2,557
Total restructured	17,655	270,739	288,394
Less the current portion	(2,315)	(270,739)	(273,054)
Long-term portion of restructured taxes	15,340	–	15,340

17. Trade and Other Payables

	2006	**2005 (as restated)**
Trade payables	**687,247**	853,774
Unused vacation accrual	**221,488**	150,477
Accrued payroll	**170,320**	109,971
Payables to related parties (Note 7)	**167,697**	39,417
Accrued liabilities and other creditors	**83,700**	108,006
Frequent Flyer Program accrual	**24,658**	17,534
Short-term portion of the employee benefits (Note 19)	**4,698**	3,420
Dividends payable	**4,636**	6,164
	1,364,444	1,288,763

Trade payables in the amount of 99,004 and 11,503 are denominated in foreign currency, mainly US Dollar, at 31 December 2006 and 2005, respectively.

18. Advances from Customers and Deferred Revenue

Advances from customers are comprised of the following:

	2006	2005
Deferred revenue (air traffic liability)	**227,360**	155,959
Advances from customers	**149,517**	94,792
Advances from related parties (Note 7)	**3,245**	27,370
	380,122	278,121

Advances from customers include the amounts received for transportation services to be performed, mainly from oil and gas companies. The air traffic liability represents the estimated value of sold but unused tickets as well as interline amounts due to other carriers.

19. Post-Employment Benefits

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. Defined benefits consist of lump-sum amounts payable at the retirement date and certain regular post-retirement payments. These benefits generally depend on years of service, level of compensation and amount of pension payment under the collective labor agreement. The Group pays the benefits when they fall due for payment.

The components of net benefit expense recognized in the consolidated income statement for the years ended 31 December 2006 and 2005 and amounts recognized in consolidated balance sheets as of 31 December 2006 and 2005 were as follows:

	2006	2005 (as restated)
Liabilities at 1 January	**56,927**	54,610
Benefit expense	**23,874**	4,242
Benefits paid	**(2,935)**	(1,925)
Liabilities at 31 December, including:	**77,866**	56,927
- non-current	**73,168**	53,507
- current (Note 17)	**4,698**	3,420

	2006	2005 (as restated)
Net benefit expense (included in personnel costs):		
Current service cost	**3,351**	10,004
Past service cost	**1,721**	1,534
Interest expense on benefit liabilities	**6,496**	4,550
Net actuarial gains / (losses) recognized in year	**12,306**	(11,846)
Net benefit expense	**23,874**	4,242

19. Post-Employment Benefits (continued)

The principal actuarial assumptions used in determining benefit liabilities are presented in the table below:

	2006	2005
Discount rate	6.5% - 7.5%	6.5% - 7.5%
Average long-term payroll increase rate	6.5%	6.5%
Employee turnover rate	8%	8%
Probability of a non-working pensioner residing where the Group companies are located	30%	30%

The Group had no plan assets as of 31 December 2006 and 2005. As of 1 January 2006, collective bargaining agreements of a number of companies of the Group were changed to significantly increase the lump-sum retirement benefits. Accordingly, unrecognized past service costs comprised 28,742 as of 31 December 2006 (2005: 30,463). Based on past experience, annual plan liabilities adjustments equal the amount of net actuarial gains / (losses) recorded in the current fiscal year.

20. Equity

Total number of outstanding shares comprises:

	Number of outstanding ordinary shares (thousands)	Number of treasury shares (thousands)	Share capital	Treasury shares at cost	Premiums or discounts on transactions with treasury shares
At 31 December 2004	569,647	7,561	3,101,456	14,240	5,679
Purchase of treasury shares	(1,000)	1,000	–	1,434	434
At 31 December 2005	568,647	8,561	3,101,456	15,674	6,113
Purchase of treasury shares	**(238)**	**238**	**–**	**1,666**	**–**
At 31 December 2005	**568,409**	**8,799**	**3,101,456**	**17,340**	**6,113**

The number of authorized ordinary shares is 577,208,000 (2005: 577,208,000) with a nominal value of 1 Russian Ruble per share. All authorized shares have been issued and fully paid. Treasury shares represent ordinary shares held by the Company or by other Group subsidiaries.

Retained loss in 2006 decreased by 557,694 and amounts to 2,424,469 as at 31 December 2006. Retained loss was accounted as at 31 December 2002 when IFRSs were applied for the first time as the primary accounting basis. The major adjustments resulting from the transition to IFRSs posted as adjustments to the opening balance of retained earnings of 2003 were: hyperinflation of share capital as defined in IAS 29, not recognized deferred tax asset, equity accounting of associates, timely recognition of income and expenses, other write offs and allowances.

20. Equity (continued)

A dividend was declared in 2006 in respect of 2005 to holders of ordinary shares of 0.067 Russian Rubles per ordinary share (2005: 0.056 Russian Rubles per ordinary share) in the total amount of 37,903 (2005: 32,323).

In accordance with Russian legislation, dividends may only be declared to the shareholders of the Group from accumulated undistributed and unreserved earnings as shown in the Company's Russian statutory financial statements. The UTair Aviation Joint Stock Company had 695,720 (UNAUDITED) and 533,848 (UNAUDITED) of undistributed and unreserved earnings as of 31 December 2006 and 2005, respectively, in accordance with Russian statutory financial statements. In addition, the Group's share in undistributed and unreserved earnings of the UTair Aviation Joint Stock Company's subsidiaries was 433,601 (UNAUDITED) and 334,971 (UNAUDITED) as of 31 December 2006 and 2005, respectively.

21. Revenues

Revenues comprised the following:

	2006	2005
Aircraft transportation services, regular	**9,398,919**	6,650,710
Helicopters transportation services, abroad	**3,388,956**	2,266,839
Helicopters transportation services, inland	**1,882,430**	1,295,733
Aircraft transportation services, charter	**1,355,576**	925,876
Technical support and maintenance services	**204,577**	177,962
Other revenues	**743,960**	793,372
	16,974,418	12,110,492

22. Direct Operating Expenses

Direct operating expenses included the following:

	2006	2005
Fuel	**4,793,190**	3,460,593
Airport services	**2,126,315**	1,374,407
Passenger servicing	**612,641**	405,447
Rent of air fleet and equipment	**770,018**	393,570
Air navigation and meteoservices	**362,295**	279,501
UN missions support	**110,660**	66,848
Spare parts and other materials	**48,683**	103,527
Other direct operating expenses	**721,023**	539,196
	9,544,825	6,623,089

23. Personnel Expenses

Personnel expenses comprised the following:

	2006	2005 (as restated)
Remuneration	**2,094,531**	1,481,398
Social insurance charges	**468,298**	367,424
Accruals for vacation and bonuses	**97,949**	22,552
Net post-employment benefit expenses	**23,874**	4,242
Other social payments	**24,856**	498
	2,709,508	1,876,114

24. Other Operating Income and Expenses

Other operating income/(expenses), included the following:

	2006	2005
Fines and penalties receivable	**25,975**	22,860
Derecognition of accounts payable	**7,034**	9,769
Insurance coverage	**5,705**	9,036
Government grants	**4,326**	–
Travel expenses	**(436,822)**	(320,365)
Consulting, audit and legal expenses	**(120,414)**	(71,716)
Loss from disposal and revaluation of property, plant and equipment	**(114,867)**	(31,187)
Insurance expenses	**(102,883)**	(96,652)
Road users tax charges	**(94,554)**	–
Advertising	**(91,582)**	(66,030)
Communication expenses	**(87,639)**	(67,862)
Training expenses	**(85,630)**	(6,051)
Taxes	**(81,088)**	(41,971)
Utilities	**(73,839)**	(60,146)
Bank charges	**(58,012)**	(40,552)
Provisions for Frequent Flyer Passengers program	**(7,124)**	(9,094)
Other operating income (expenses)	**(175,127)**	(262,433)
	(1,486,541)	(1,032,394)

Grants from local government were provided to UTair for the execution of regular flights to the several regions in Russia. The grants are provided both in form of cash remuneration for coverage of losses from performing such flights and in form of reduced airport duties etc. Since 2005 the Group takes part in the new regional program where the Group sells tickets with discount to passengers flying within Tyumen and other regions. This discount is reimbursed by the regional government. The amount of reimbursement in the amount of 324,371 received in 2006 (2005: 261,024) is included in revenues for regular flights (Note 21).

25. Interest Income/(Expense), net

	2006	2005
Gain/(losses) from operations with 3rd parties promissory notes	9,467	13,029
Interest receivable on loans issued to 3rd parties	23,170	5,790
Interest payable on bank loans (Note 15)	(262,592)	(186,162)
Interest payable on bonds issued (Note 15)	(178,694)	(127,104)
Interest/discounts payable on promissory notes (Note 15)	(94,300)	(89,363)
Interest payable to related parties (Note 7)	(27,170)	(38,968)
Amortization of discount of restructured tax debts (Note 16)	(5,040)	(16,673)
Interest on restructuring payable to tax authorities (Note 16)	–	(472)
	(535,159)	(439,923)

26. Income Tax Expense

	2006	2005
Income tax expense - current	41,146	38,728
Deferred tax benefit – origination and reversal of temporary differences	51,236	(380)
Income tax expense	92,382	38,348

Reconciliation between the income tax expense reported in the accompanying financial statements and income before taxes multiplied by the statutory tax rate of 24% is as follows:

	2006	2005
Profit before taxation	718,543	436,364
Theoretical tax charge at statutory rate of 24%	172,450	104,727
Tax effect of items which are not deductible or assessable for taxation purposes:		
Write-off of fines and penalties during restructuring	(70,425)	(17,608)
Current income tax corrections for prior periods	(29,333)	8,063
Non-taxable income from recognition of assets through profit and loss	–	(39,134)
Write off road users tax	22,630	–
Other permanent differences	(8,367)	(17,700)
Different tax rates of subsidiaries	5,427	–
Consolidated tax expense	92,382	38,348

26. Income Tax Expense (continued)

Movements in deferred tax balances consisted of the following:

	31 December 2004	Differences recognition and reversal through income statement	31 December 2005	Differences recognition and reversal through income statement	Differences recognition through equity	31 December 2006
Tax effects of deductible temporary differences:						
Property, plant and equipment	313,174	(57,919)	255,255	(54,793)	–	200,462
Provision for impairment of receivables	99,906	(21,270)	78,636	(7,894)	–	70,742
Payables and accruals	85,151	(1,069)	84,082	34,255	–	118,337
Inventories	40,200	(6,538)	33,662	(2,008)	–	31,654
Other	8,295	18,121	26,416	(12,145)	–	14,271
	546,726	**(68,675)**	**478,051**	**(42,585)**	–	**435,466**
Tax effects of taxable temporary differences:						
Property, plant and equipment	(493,341)	(18,208)	(511,549)	(937)	(589,138)	(1,101,624)
Reversal of the discount on the restructured tax liabilities	(21,106)	17,387	(3,719)	3,719	–	–
Other	(10,925)	(12,800)	(23,725)	(11,433)	–	(35,158)
	(525,372)	**(13,621)**	**(538,993)**	**(8,651)**	**(589,138)**	**(1,136,782)**
Net tax effect of temporary differences	**21,354**	**(82,296)**	**(60,942)**	**(51,236)**	**(589,138)**	**(701,316)**
Deferred tax liability resulting from purchase of a subsidiary	(82,676)	82,676	–	–	–	–
Less unrecognized deferred tax asset	(217,017)	–	(217,017)	–	–	(217,017)
Total net deferred tax (liability)/asset	**(278,339)**	**380**	**(277,959)**	**(51,236)**	**(589,138)**	**(918, 333)**

In the context of the Group's current structure, tax losses and current tax assets of the different companies may not be offset against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, a deferred tax asset of one company of the Group may not be offset against the deferred tax liability of another company. As of 31 December 2006, deferred tax asset in the amount of 217,017 (2005: 217,017) has not been recorded as it is not probable that sufficient taxable profit will be available to offset the deductible temporary differences to which the asset relates to.

27. Minority Interest

	2006	2005 (as restated)
Balance at 1 January	**74,747**	63,024
Share of net income of subsidiaries	**31,939**	13,533
Less dividends distributed to minority shareholders	**(1,720)**	(1,810)
Acquisition of minority interest	**(1,625)**	-
Balance at 31 December	**103,341**	74,747

28. Earnings per Share

Earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding the average number of ordinary shares purchased by the Group and held as treasury shares (see Note 20).

The Group has no dilutive potential ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

	2006	2005 (as restated)
Weighted average number of ordinary shares outstanding (thousands)	**577,208**	577,208
Adjusted for weighted average number of treasury shares (thousands)	**(8,799)**	(8,061)
Weighted average number of ordinary shares outstanding (thousands)	**568,409**	569,147
Net income	**594,222**	384,483
Basic and diluted earnings per share	**1.05**	0.68

29. Contingencies, Commitments and Operating Risks

Operating Environment of the Group

Whilst there have been improvements in the Russian economic situation, such as an increase in gross domestic product and a reduced rate of inflation, Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

29. Contingencies, Commitments and Operating Risks (continued)

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transaction and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years proceeding the year of review. Under certain circumstances reviews may cover longer periods.

As of 31 December 2006, management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Group's tax, currency and customs positions will be sustained.

Management's estimate of the amount of potential liabilities that can be subject to different interpretations of the tax laws and regulations and are not recognized could be up to approximately 167,000. Management believes that it is not probable that the ultimate outcome of such matters would result in a liability.

Operating Lease Commitments

Operating lease commitments as at 31 December are as follows:

	2006	**2005**
Within one year	**450,261**	490,190
After one year but not more than five years	**384,820**	789,364
Over five years	**36,448**	82,165
	871,529	1,361,719

The majority of the Groups' operating lease contracts are based on the leasing rates per one flying hour. The Group estimated the amounts of operating lease commitments in accordance with these contracts based on the projected number of hours to be flown in the future.

Contractual Commitments

As at 31 December 2006, the Group had contractual commitments for the purchase of property, plant and equipment from third parties for 214,487 (2005: 0).

Insurance

The Group holds insurance policies in relation to its air fleet, cockpit personnel and in respect of public liability resulting from its transportation activities.

29. Contingencies, Commitments and Operating Risks (continued)

Legal Proceedings

During the period, the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Group and which have not been accrued or disclosed in these consolidated financial statements.

30. Financial Risk Management

The Group's principal financial instruments comprise bank loans and overdrafts, promissory notes and bonds issued, and cash and cash equivalents. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. During the year the Group did not undertake trading in financial instruments.

Credit Risk

Financial assets, which potentially subject Group entities to credit risk, consist principally of trade receivables. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk. The Group's credit risk is substantially concentrated in amounts receivable from the UN: 370,170 or 18% of trade accounts receivable as of 31 December 2006 (2005: 455,999 or 39%). Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the allowance already recorded.

Cash is placed in financial institutions, which are considered at the time of deposit to have minimal risk of default.

Foreign Exchange Risk

The Group exports services (mainly under the agreement with UN) and purchases goods and services abroad and is thus exposed to foreign exchange risk. Foreign currency denominated assets (see Note 13) and liabilities (see Notes 15, 17) give rise to foreign exchange exposure.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations. The increase in foreign exchange losses in 2006 was due to the US$ exchange rate decrease against Russian Ruble (31 December 2006: 26.33 RUR for 1 US$, 2005: 28.78) as significant Group's accounts receivable (for example, UN) are denominated in US$.

30. Financial risk management (continued)

Fuel Price Risk

The results of the Group's operations may be significantly affected by the fluctuation of fuel prices which is a major expense of the Group. Due to the lack of an acceptable hedging market for fuel prices in Russia, the Group does not have financial instruments to hedge the fuel price risk. However the Company negotiated fixed purchase prices for fuel with the fuel suppliers for the long-term prospective.

Interest rate Risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term loans and borrowings. The majority of interest rates on long-term borrowings are fixed, these are disclosed in Note 15. The Group has no significant interest-bearing assets.

The Group is regularly working on the decrease of interest rates for borrowings in order to reduce the interest rate expenses.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, consisting of cash, short-term and long-term investments, short-term receivables and payables, long-term receivables and payables, short-term and long-term loans payable, approximate their fair value.

As of 31 December 2006 the fair value of bonds issued by the Group in March 2006 with a nominal value 1,000,000 amounted to 1,002,500 and was determined on the basis of market quotations.

The fair value of bonds issued in December 2006 with a nominal value of 2,000,000 was not determined, as the report on the results of the bond issue was approved in January 2007.

31. Post Balance Sheet Events (unaudited)

In January 2007 the Group acquired a controlling stake in "Airport Ust Kut" JSC (Irkutsk region). The Group intends to develop this airport according to modern standards for its future use as the main base in Eastern Siberia.

In March 2007 the rate of the fifth, sixth, seventh and eights coupon periods of the second bonds issue was set at 9.95% p.a.

In March 2007 the Group paid interests under its second issue of nonconvertible bearer bonds at the rate of 10.4% p.a. for the forth coupon period in the total amount of 25,930.

31. Post Balance Sheet Events (unaudited) (continued)

In March 2007 the aircraft rented and operated by the Group (flight Surgut-Samara-Belgorod) had an accident in the airport of Samara. The Group believes that the financial commitments resulting from this accident are limited to the compensations already paid to the injured passengers and families of deceased passengers in the amount of 15,292, of which 800 of were recovered by the insurance.

In May 2007 "Zavod Nr. 26" JSC was renamed into "UTair-Engineering" JSC.

In June 2007 the Group paid interests under its second issue of nonconvertible bearer bonds at the rate of 9.95 % p.a. for the fifth coupon period in the total amount of 24,810.

In June 2007 the Group paid interests under its third issue of nonconvertible bearer bonds at the rate of 10.4 % p.a. for the first coupon period in the total amount of 103,720.

A dividend was declared in June 2007 in respect of 2006 to holders of ordinary shares of 0.138 Russian Rubles per ordinary share in the total amount of 79,655.

26. **Official Statement by UTair**

UTair Aviation

JOINT-STOCK COMPANY

November 4, 2007

OFFICIAL STATEMENT BY UTair

An aviation accident with a Mi-8MTV-1 helicopter (side number RA-27114) operated by UTair (UTair Aviation, JSC) occurred on November 2, 2007 in Liberia, claiming the lives of its crew members.

The helicopter was conducting a flight at the request of the United Nation's humanitarian mission in Liberia carrying 1,400 kilograms of food. There were no passengers on board. The weather conditions were reported as favorable. The helicopter took off from Ganta at 10:20 a.m., some 265 kilometers northwest of the capital Monrovia. It never sent any signals upon arrival to the destination point of Loguato at 10:40 a.m.

According to witnesses, the helicopter's tail rotor broke off during flight, as a result of which, the helicopter made a high-speed vertical landing in the forest. Hitting the trees some 20 meters above the ground, it sustained damage and subsequently caught fire.

UTair's Aviation Group Commander in Liberia Vladimir Sidneev was quoted as saying that the crew members demonstrated the highest levels of professionalism and courage while handling the emergency situation until the very last.

One possible explanation for the crash is that the helicopter had been shot down, as numerous cylindrical holes were discovered in the helicopter's hull.

A special commission is being established right now to investigate into the details of the accident in accordance with international law.

UTair has sent its deepest condolences to the families of the helicopter crash victims. They will also be provided with all necessary assistance and support.

For additional information, please, contact:
Public Relations Service
Tel.: (3462) 770-971, Fax: (3462) 28-69-73,
www.utair.ru *e-mail: sso@gapk.utair.ru*

Information about the crew members. Pilot Vitaly Drozdov (born in 1965), Co-Pilot Sergei Kolosov (born in 1954) and Air Mechanic Nikolay Zharikov (born in 1949).

UTair is a major provider of helicopter services for United Nations and African Union peacekeeping missions.

At present, UTair has 43 helicopters working on the African continent, including 4 Mi-26, 9 Mi-8T and 30 Mi-8MTV helicopters, and operated by some 400 people. In particular, more than 60 UTair people work in Liberia on 6 Mi-8MTV and 2 Mi-26T helicopters.

Following the signing of new contracts, UTair's presence in Africa will be increased to 51 helicopters and more than 550 employees by as early as November 2007.

A total of around 60 UTair helicopters are involved in various operations in line with international contracts in Europe, Asia, Africa and North America.

Visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: (3462) 770-971, Fax: (3462) 28-69-73,
www.utair.ru *e-mail: sso@gapk.utair.ru*

27. **UTair's ATR-42's Bring Together Russia's Major Regional Centers**

UTair Aviation

JOINT-STOCK COMPANY

No. 55
PRESS RELEASE November 6, 2007

UTAIR's ATR-42s BRING TOGETHER RUSSIA'S MAJOR REGIONAL CENTERS

During the fall-winter period of 2007-2008 UTair (UTair Aviation JSC) will launch around 20 new routes, most of which will be conducted on comfortable ATR-42 regional liners produced in Europe.

Starting November 1, 2007 ATR-42 will conduct daily flights between Tyumen,Ufa, Samara and Nizhny Novgorod. On November 8, 2007 UTair is set to also launch Tyumen-Omsk-Novosibirsk-Krasnoyarsk-Irkutsk flights. As a result, the airline's route network will bring the major regional centers of Russia closer together by bypassing Moscow.

In November, UTair will also announce daily flights from Moscow (Vnukovo Airport) to Lugansk, Vilnius and Belgorod. ATR-42s will be used on all these flights.

Beginning this season, residents of Irkutsk and guests will be able to enjoy UTair services as well. Daily direct flights between Moscow (Vnukovo Airport) and Irkutsk will be launched on November 25, to be conducted on Tu-154 planes with three classes.

The Moscow-based Vnukovo Airport is a major connecting flight hub for UTair. In October, the airline began regular flights from Vnukovo to Usinsk on Tu-134 planes and Pskov on An-24 planes. In addition, a new daily flight to Astrakhan will be added to UTair's schedule on November 20 and one to Arkhangelsk in December.

UTair's future plans include the expansion of its route network and the launching of flights from Yekaterinburg and Kazan to St. Petersburg, from Kiev to the northern cities of Noyabrsk and Nadym via Kazan, and a Surgut-Yekaterinburg-Novosibirsk-Irkutsk flight.

As part of its New Year charter program, UTair will have around 60 international flights.

UTair is among Russia's major air carriers. In 2007, the airline is planning to transport more than 3 million passengers. The company was among the first Russian airlines to modernize its regional fleet. In particular, it is in the process of a gradual replacement of

Russian Yak-40 and An-24 planes with European ATR-42s. In October 2007, the Supervisory Board of UTair resolved to announce a tender for the supply of short haul jet planes to have them replace Tu-134s. UTair might purchase both foreign and Russian aircraft, such as An-148, ARJ-21/700, Bombardier CRJ-700, Embraer ERJ-170, SSJ 100/95, Tu-334 and others.

UTair's fleet includes a total of 139 aircraft of different types.

Visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: (3462) 770-971, Fax: (3462) 28-69-73,
www.utair.ru *e-mail: sso@gapk.utair.ru*

28. **UTair Employee Named Pilot of the Year**

UTair Aviation

Open Joint-Stock Company

No. 58

Press Release November 15, 2007

UTair EMPLOYEE NAMED PILOT OF THE YEAR

The Helicopter Association International (HAI) has named Russia's Honored Pilot and training pilot of UTair (UTair Aviation, JSC) Frants Levitsky the Pilot of the Year.

For nearly half a century, HAI's awards have been recognizing outstanding achievement and contribution to the helicopter industry development in 13 categories. The best are picked from a shortlist by expert vote of members of the HAI Board of Directors, who are heads and employees of major helicopter companies globally.

The Pilot of the Year category was introduced in 1960, when it was first awarded to a Russian pilot.

The awards ceremony is scheduled to be held in Houston, Texas (USA) during the world's largest helicopter exhibition, the Heli-Expo-2008, on February 25, 2008

Frants Levitsky has been employed with the company for over 40 years, and has flown nearly all Mil helicopters during his time with UTair. He has logged 28,000 flight hours, which makes him the world's most experienced helicopter pilot. Frants Levtsky has taken part in UN peacekeeping mission in various countries, providing air support. In 1999, he participated in a unique flight to the North Pole aboard a Mi-26 helicopter.

For his commitment and faultlessness, Frants Levitsky has been awarded numerous accolades and titles.

Visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru;

29. UTair Demonstrates Capabilities of MI-26 Helicopter to Italian Officials

Rule 12g3-2(b)(iii)

UTair Aviation

JOINT-STOCK COMPANY

No. 59

PRESS RELEASE November 16, 2007

UTAIR DEMONSTRATES CAPABILITIES OF MI-26 HELICOPTER TO ITALIAN OFFICIALS

A Mi-26 helicopter of UTair (UTair Aviation JSC) made a demonstration flight in Italy, where UTair pilots were able to show the fire fighting capabilities of this unique Russian helicopter.

Representatives of the Defense Ministry of Italy had an opportunity to watch the way the helicopter drops 15 tons of water from a special water reservoir over an imagined fire. The demonstration flight in Rome was conducted by UTair's highly professional crew, which has been fighting the fires in Greece until recently and received recognition for their outstanding quality of work.

UTair boasts long-standing experience in these kind of operations outside Russia. Helicopters and crews of the airlines subsidiaries UTair South Africa and UTair Europe have been involved in fore fighting operations both in Africa and Europe for many years. UTair's helicopter capabilities and professionalism of its crew members make it possible for the airline company to think about the establishment of a global fire fighting system.

UTair is a major helicopter operator in Russia and world's leader in helicopter service. Its fleet numbers over 180 helicopters, including more than 20 Mu26's, the world's largest heavy-lift helicopter capable of lifting cargo weighing up to 20 tons, either inside the cargo compartment or in an external sling. Dozens of UTair's helicopters implement exports contracts in various regions, from North America to South Africa. In 2005, UTair expects a 25-percent increase in revenue from helicopter exports services.

Visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: (3462) 770-971, Fax: (3462) 28-69-73,
www.utair.ru *e-mail: sso@gapk.utair.ru*

30. **UTair Announces Tender for Aircraft Supply**

UTair Aviation

JOINT-STOCK COMPANY

No. 60

PRESS RELEASE November 26, 2007

UTAIR ANNOUNCES TENDER FOR AIRCRAFT SUPPLY

UTair Aviation (UTair Aviation JSC) has announced a tender for the supply of commercial civil jet aircraft to replace 35 Tupolev Tu-134 planes that are currently in use. The tender is being held as part of UTair's program on fleet renewal.

The tender committee consists of UTair's members of the Supervisory Board and the executive body. The committee, in cooperation with jet manufacturers, leasing companies, and banks, will determine the type of aircraft and the financing of the deal.

UTair Aviation is planning to purchase more than 30 regional jet aircraft until 2014, and is considering jets produced in Russia and abroad, such as the SSJ 100/95, Tu-334, An-148, ARJ-21/700, Bombardier CRJ-700, and the Embraer ERJ-170, among others.

The application form for the tender and all supporting documents will be accepted within 30 days from the date on which the tender announcement was published.

You can find information about the tender, as well as tender Provisions and Specifications at the company's official website at www.utair.ru

UTair is among Russia's largest air carriers. In 2007, the airline is planning to transport more than 3 million passengers, including 600,000 people on domestic flights. The company was among the first Russian airlines to modernize its regional fleet. In particular, it is in the process of a gradual replacement of Russian Yak-40 and An-24 planes with European ATR-42s, by bringing their number up to 15 in 2008.

UTair's fleet includes a total of 140 aircraft of different types.

For additional information, please, contact:
Public Relations Service
Tel.: (3462) 770-971, Fax: (3462) 28-69-73,
www.utair.ru *e-mail: sso@gapk.utair.ru*

31. **UTair First to Obtain New License**

UTair Aviation

JOINT-STOCK COMPANY

PRESS RELEASE

No. 61
December 5, 2007

UTair first to obtain new license

UTair (UTair Aviation, JSC) was the first Russian airline to receive the Russian Transportation Ministry's new license for transporting passengers and cargo by air.

The documents were made in accordance with the Russian government decree "On licensing air carriage of passengers and cargo and improving state regulation of air carrier operations". Its entry into force annuls the previous decree "On licensing civil aviation operations".

The new regulations have air operations as the object of their licensing, rather than the right to operate certain routes. Licenses have been issued to UTair Aviation for five years, effective until November 13, 2012.

UTair General Director Andrei Martirosov believes that the next step should be to change the rules of licensing international air operations, as routes are currently determined by bilateral intergovernmental agreements and controlled by airline monopolies.

According to UTair's business plan, its airplanes and helicopters will spend over 220,000 hours in the air in 2007, as the company anticipates to carry more than 3m passengers, as well as introduce some thirty new routes. Helicopter operations will be held in Russia and ten more countries, with helicopter service exports increasing by more than 26 percent.

You can visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: +7 (3462) 770-971, Fax: +7 (3462) 286-973,
www.utair.ru *e-mail: sso@gapk.utair.ru*

32. **UTair Holds Presentation in New York**

UTair Aviation

JOINT-STOCK COMPANY

PRESS RELEASE

No. 62
December 6, 2007

UTair HOLDS PRESENTATION IN NEW YORK

UTair (UTair Aviation, JSC) held a presentation in New York on November 20, 2007 to mark the airline's 40th birthday and the announcement of its international operating results for 2006.

Gathered to give their best wishes to UTair Aviation were representatives of the United Nations Secretariat, Russia's Ambassador Extraordinary and Plenipotentiary to the UN Vitaly Churkin, Russian Consul General in New York Sergei Garmonin, Russian Trade Representative in Washington D.C. Andrei Dolgorukov, Helicopter Association International President Matthew Zuccaro, as well as heads of foreign UN missions: Ambassadors Extraordinary and Plenipotentiary to the UN from China, India, and Qatar, Slovakia's Consul General in New York, representatives of the Russian aviation community in the US, and UTair's partners from Russia, the US, and Canada. Russia's Permanent UN Representative Vitaly Churkin addressed the audience with a welcome speech, in which he stressed the importance of the airline's role in providing transportation services for the UN's peacekeeping missions. "By its many years on the international market, UTair Aviation confirms that Russia is capable of not only exporting oil, gas, and other raw materials, but also high technology and professional, in this case, aviation, services," Churkin stated.

UTair General Director Andrei Martirosov announced the company's 2006 operating results to the international community.

The airline has been providing air transportation services for peacekeeping missions since 1991, being the largest aviation service provider for the UN, with its contracts with the organization exceeding US$100m in 2006. More than 50 UTair helicopters took part in facilitating UN peacekeeping missions to Sierra Leone, Congo, Liberia, Haiti, Afghanistan, Lebanon, Sudan, and Cote d'Ivoire.

For additional information, please, contact:
Public Relations Service
Tel.: +7 (3462) 770-971, Fax: +7 (3462) 286-973,
www.utair.ru *e-mail: sso@gapk.utair.ru*

Russian Mil-family helicopters's performance qualities and the professionalism of UTair's pilots and specialists continue to gain upbeat reviews from international organizations.

You can visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: +7 (3462) 770-971, Fax: +7 (3462) 286-973,
www.utair.ru *e-mail: sso@gapk.utair.ru*

33. **UTair Reports 21.2% Increase in Passenger Transportation from January to November 2007**

UTair Aviation

Joint-Stock Company

No. 63

Press Release 12 December 2007

UTair reports 21.2% increase in passenger transportation from January to November 2007

UTair (UTair Aviation JSC) transported 2,699,901 passengers from January to November 2007, 21.2 percent more than in the corresponding period last year.

Other business indicators also improved during the first eleven months of the year, with the company's passenger turnover increasing 25.3 percent.

Mail transportation by UTair transport planes increased 40.9 percent from January to November 2007, and cargo carriage grew 21.2 percent.

UTair's planes spent 117,383 hours in the air, 16.9 percent more than last year, while the company's helicopters clocked 65,355 flight hours, up 11.7 percent from the same period last year.

From January to November 2007, UTair's helicopters carried 73,405.7 tonnes of cargo, 26.7 percent more than last year.

Under UTair's business plan for 2007, its planes and helicopters are due to spend about 220,000 hours in the air, transporting over 3 million passengers and launching about thirty new routes. Helicopter operations will be carried out in Russia and ten foreign countries, with the export of helicopter services expected to increase by more than 26 percent.

The company's key business figures for January-November 2007:

Business indicator	Unit of measureme	January-November 2006	January-November 2007	Relative increase, %
		Transport aviation		
Passenger turnover	'000	3,403,662.0	4,265,834.4	125.3
Number of passengers transported	People	2,228,352	2,699,901	121.2
Flight hours	hours	100,452	117,383	116.9
Cargo transported	tonnes	8,462.5	10,255.8	121.2

Mail transported	tonnes	1,132.7	1,596.5	140.9
Aviation operations (helicopters)				
Flight hours	hours	58,508	65,355	111.7
Cargo transported	tonnes	57,939.6	73,405.7	126.7

Visit www.utair.ru to learn more about the airline.

For additional information, please contact:
The Public Relations Service
Phone: (3462)770-971 Fax: (3462) 286-973,
www.utair.ru *e-mail: sso@gapk.utair.ru*

34. Market Capitalization of UTair Tops $400M

UTair Aviation

JOINT-STOCK COMPANY

No. 64

PRESS RELEASE

December 17, 2007

MARKET CAPITALIZATION OF UTAIR TOPS $400M

In November 2007, the market capitalization of UTair Aviation (UTair Aviation, JSC) rose above USD400 million. The benchmark number was surpassed in the course of trade on the MICEX exchange on November 30, 2007.

The increase in share price shows the market's high appraisal of the airline's performance, which became possible owing to greater passenger traffic and the number of flights, as well as the further development of UTair's helicopter and services business branches.

Among the other factors that boosted capitalization were UTair's information disclosure policy (the airline posted its IAS-based consolidated financial statement in the third quarter of 2007) and the announcing of the company's plans to modernize its fleet.

UTair's shares are traded on the RTS exchange under the TMAT ticker symbol and under UTAR symbol on the MICEX.

In addition, the company's ADRs are traded on the over-the-counter markets of New York, Frankfurt and Berlin under the UAIRY symbol.

Visit www.utair.ru to learn more about UTair Aviation.

For additional information, please, contact:
Public Relations Service
Tel.: (3462) 770-971, Fax: (3462) 28-69-73,
www.utair.ru *e-mail: sso@gapk.utair.ru*

35. **Official Statement by UTair**

UTair Aviation

JOINT-STOCK COMPANY

December 18, 2007

Official statement by UTair

An aviation accident involving a Mi-8MTV-1 helicopter operated by UTair (UTair Aviation, JSC) occurred on December 18 , 2007 in the Republic of Congo.

The helicopter was conducting a 170 kilometer flight from Goma to Valikale. There were five crew members and six passengers on board. Around 1:30 p.m., some 20 minutes after takeoff, during horizontal flight in the mountain region, the pilots detected a malfunction of the primary gear unit on the cockpit data displays. Malfunction was accompanied by uncharacteristic noise and growing vibrations.

Captain Vladimir Zakharov made the decision to make an emergency landing on the side of a mountain. In the course of the landing the helicopter flipped over. However, thanks to high professionalism of the crew, the helicopter was stopped half a meter before the cliff's edge.

The crew made arrangements for the passengers to leave the helicopter and prevented it from igniting. About 20 minutes after these procedures were completed, aircraft mechanic Viktor Borisov, who was their active participant, died from unknown reasons.

People were successfully evacuated from the crash scene by India's aviation group.

One of the passengers of the helicopter, as well as the captain, was moderately injured in the crash. According to a message received on December 18, 2007, their lives are not in danger. The other crew members and passengers were slightly injured. All of them have received qualitative medical help.

The Interstate Aviation Committee will conduct investigation of the accident. Chairman and members of the committee will fly out to the scene in the nearest future.

For additional information, please, contact:
Public Relations Service
Tel.: (3462) 770-971, Fax: (3462) 28-69-73,
www.utair.ru *e-mail: sso@gapk.utair.ru*

The primary gear unit BP-14 that was installed on the helicopter was fully repaired at the Ural Work of Civil Aviation in Yekaterinburg in July 2004. Its new time between overhauls was set at 1,000 flight hours and 8 years. As of the time of the accident, the primary gear unit's operation time amounted to 752 hours.

UTair's aviation group has been working in the Republic of Congo since 2003. It consists of five MI-8MTV-1 helicopters and two MI-26. The flights are chartered for the UN peace keeping missions.

UTair is one of the largest air carriers and Russia's major helicopter company. It operates a fleet of more than 180 helicopters, including 60 abroad. The company provides helicopter services to dozens of countries, from Canada to the Republic of South Africa.

UTair is a major provider of aviation services for the UN.

For additional information, please, contact:
Public Relations Service
Tel.: (3462) 770-971, Fax: (3462) 28-69-73,
www.utair.ru *e-mail: sso@gapk.utair.ru*

36. UTair Projects 42% Rise in Revenue for 2008

UTair Aviation

Open Joint-Stock Company

No. 66

PRESS RELEASE December 26, 2007

UTair PROJECTS 42% RISE IN REVENUE FOR 2008

At its meeting on December 22, the Executive Board of UTair (UTair Aviation, JSC) considered the budget commission's proposals regarding the draft business plan for 2008.

The airline's Executive Board approved an operations program for 112 airliners and 149 helicopters of various types and classes. UTair's aircraft and helicopters will spend 240,000 hours in the air in 2008. Some 4m passengers are expected to be carried, and nineteen new air routes will be introduced.

Helicopter operations will be held in Russia and eleven other countries.

In 2008, UTair projects to boost its operating revenue to RUR31.1bn (approx. USD1.26bn), up 42 percent from 2007.

You can visit www.utair.ru to learn more about the airline.

For additional information, please contact
the Public Relations Service
Phone: (3462) 770-971 Fax: (3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

37. **UTair Aviation, JSC Extends Documentation for Submission Period for the Open Tender for Delivery of Aircraft**

5028975_v1

UTair Aviation

Joint-Stock Company

No. 67

PRESS-RELEASE **26 December, 2007**

UTAIR AVIATION, JSC EXTENDS DOCUMENTATION SUBMISSION PERIOD FOR THE OPEN TENDER FOR DELIVERY OF AIRCRAFT

In accordance with the decision of the tender committee, UTair Aviation, JSC extends the documentation submission period for the tender for delivery of commercial civil jet aircraft to replace 35 Tupolev-134 aircraft operated nowadays. The documentation submission term is extended till January 21, 2008. The decision is made upon request of majority of bidders for a more detailed processing of offers.

We would like to remind that the tender is being held as part of UTair's program on fleet renewal. The Company is planning to purchase more than 30 regional jet aircraft until 2014, and is considering jets produced in Russia and abroad: SSJ 100, Tupolev Tu-334, Antonov An-148, ARJ21, Bombardier CRJ NextGen, Embraer ERJ-170/190, etc.

All the information necessary for the bidders, as well as the regulation specifying the tendering procedure and the Specifications are available on the official website of the Company www.utair.ru.

UTair Aviation JSC is one of Russia's largest air carriers and one of the first airlines in the country to modernize its regional aircraft fleet. In particular, it is in the process of a gradual replacement of Russian Yak-40 and An-24 aircraft with European ATR-42s, amount of which will be increased up to fifteen in 2008.

UTair's fleet includes 140 aircraft, among them – 22 Tu-154, 35 Tu-134, 7 ATR-42, 2 Gulfstream.

For additional information address:
Public Relations
Tel.: +7(3462) 770-971, Fax: +7(3462) 286-973,
www.utair.ru e-mail: sso@gapk.utair.ru

END